Filed Pursuant to Rule 424(b)(4)
Registration Nos. 333-108147
and 333-108858

6,600,000 Shares

Anteon International Corporation

Common Stock

All of the shares of Common Stock in this offering are being sold by the selling stockholders identified in this prospectus. The Company will not receive any of the proceeds from the sale of these shares.

The Common Stock is listed on the New York Stock Exchange under the symbol “ANT.” The last reported sale price of our Common Stock on September 16, 2003 was $33.80 per share.

See “Risk Factors” on page 10 to read about important factors you should consider before buying shares of the Common Stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$33.80	$223,080,000
Underwriting discount	$ 1.61	$ 10,626,000
Proceeds, before expenses, to the selling stockholders	$32.19	$212,454,000

To the extent that the underwriters sell more than 6,600,000 shares of common stock, the underwriters have the option to purchase up to an additional 990,000 shares from the Selling Stockholders at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on September 22, 2003.

Goldman, Sachs & Co.	Bear, Stearns & Co. Inc.

Morgan Stanley	Jefferies Quarterdeck

UBS Investment Bank

Legg Mason Wood Walker

Incorporated

U.S. Bancorp Piper Jaffray

BB&T Capital Markets

Prospectus dated September 16, 2003.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.” Unless we state otherwise, the terms “Anteon,” “we,” “us,” and “our” refer to both Anteon International Corporation and our consolidated subsidiaries. Unless otherwise indicated, industry data in this prospectus are derived from publicly available sources, which we have not independently verified. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements.”

We acquired Information Spectrum, Inc., or “ISI,” on May 23, 2003. Unless otherwise indicated, financial statement information presented in this prospectus includes the results of ISI from the date of acquisition; any other data and information exclude ISI. See “Recent Developments.” For a reconciliation of certain non-GAAP measures used below to their most closely comparable GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company

We are a leading provider of information technology solutions and advanced systems engineering services to government clients as measured by revenue. We design, integrate, maintain and upgrade state-of-the-art information systems for national defense, intelligence, emergency response and other high priority government missions. We also provide many of our government clients with the systems analysis, integration and program management skills necessary to manage their mission systems development and operations. We have broad service competencies that include strengths in intelligence systems, emergency response management, logistics modernization, secure identification and access management solutions, training, platform and weapons systems engineering support, ballistic missile defense, healthcare services and government enterprise solutions.

We have a broad client and contract base and a diverse contract mix. We currently serve over 1,000 U.S. federal government clients in more than 50 government agencies, as well as state and foreign governments. For the six months ended June 30, 2003, approximately 81% of our revenues were derived from the Department of Defense, or “DOD,” and DOD-related intelligence agencies, and approximately 18% from civilian agencies of the U.S. federal government. For the six months ended June 30, 2003, we estimate that approximately 90% of our revenues were from contracts where we were the lead, or “prime,” contractor. Our diverse contract base has approximately 470 active contracts, including ISI, and more than 3,000 active task orders. For the six months ended June 30, 2003, the largest contract or task order accounted for approximately 8% of our revenues. We also have a diverse mix of contract types, with approximately 40%, 32%, and 28% of our revenues for the six months ended June 30, 2003 derived from time and materials, cost-plus, and fixed price contracts, respectively. In addition, we generally do not pursue fixed price software development contracts that may create financial risk. Additionally, we have contracts with an estimated remaining contract value, including ISI, of $5.2 billion as of June 30, 2003, of which $556.6 million is funded backlog. Our contracts, including ISI, have a weighted-average term of approximately eight years. From December 31, 1999 to June 30, 2003, our estimated remaining contract value, including ISI, increased at a 29% compound annual growth rate. As of June 30, 2003, excluding ISI, our estimated remaining contract value was $4.6 billion, a 20% increase over the value at June 30, 2002.

From January 1, 1996 to December 31, 2002, we increased revenues from $141.8 million to $825.8 million, at a compound annual growth rate of 34%. Our revenues grew organically by approximately 17% from 2001 to 2002 and approximately 23% from 2000 to 2001. We define organic growth as the increase in revenues excluding the revenues associated with acquisitions, divestitures and closures of businesses in comparable periods. For the six months ended June 30, 2003, our revenues increased more than 22% to $482.7 million from $394.6 million for the comparable period in 2002. Excluding the impact of the ISI acquisition, for the six months ended June 30, 2003, our revenues grew to $471.1 million from $394.6 million for the comparable period in 2002, representing an organic growth rate of more than 19%.

The U.S. federal government is the largest single customer for information technology solutions and systems engineering services in the United States. The U.S. federal government technology services market, which includes information technology solutions and systems engineering services, is large and growing, with total estimated expenditures of more than $121.7 billion for the U.S. federal government’s fiscal year ended September 30, 2003. Government agency budgets for these technology services are forecast to grow more than 4% annually through government fiscal year 2005. Additionally, it is anticipated that technology services spending will grow more than $4.5 billion annually over the next four years in the areas emphasized by the U.S. federal government’s evolving military strategy, including homeland security, missile defense, information security, logistics management, systems modernization, weapon systems design improvements and military personnel training. Expenditures for information technology solutions for government fiscal year 2003 are expected to be more than $52 billion and forecast to grow between 9% and 11% in 2004. Defense spending, which includes systems engineering services and a portion of the information technology solutions spending, is projected to exceed $355 billion in fiscal year 2003, an increase of almost 12% over government fiscal year 2002. The President’s proposed budget for fiscal year 2004 includes defense spending of $379.9 billion, a 4% increase over projected fiscal year 2003 spending, and the largest Department of Defense budget in history in actual dollars. Defense budgets are expected to grow by 32% over the next six years based on the Department of Defense spending plan submitted to Congress.

Our Strengths

•	Strong Positioning on Programs Vital to National Security. We have long-term contractual relationships on various programs that are strategically important to the defense of the United States and the burgeoning homeland defense needs of the U.S. federal government. The Theater Wide Ballistic Missile Defense and the U.S. Navy’s AEGIS programs are examples where our in-depth customer and mission knowledge and comprehensive technical skills have resulted in our maintaining and growing these long-term relationships. The National Emergency Management Information System, or “NEMIS,” program, which is the enterprise-wide management information system of the Federal Emergency Management Agency, or “FEMA,” demonstrates our unique experience in developing large-scale information technology systems to support emergency response and homeland security. Our positioning on these and other vitally important programs places us at the nexus of the current DOD transformation and homeland defense initiatives.

•

Outstanding Technical Performance.    We frequently rank among the top five information technology and systems engineering service providers to U.S. federal government clients based on third party customer evaluations of factors such as performance, price and technical capability, and we have received numerous industry awards for performance excellence. We believe our win rate of more than 90% over the past five years on our contract recompetitions demonstrates our high level of customer satisfaction. Through our focus on quality and our track record of performance, we rank among the top 15 suppliers of information technology services through General Services Administration Federal Supply Schedule Contracts, or “GSA Schedule Contracts,” out of over 4,000 suppliers.

•	Comprehensive Skills. We service a broad spectrum of the U.S. federal government’s information technology and advanced systems engineering requirements. We integrate our offerings and draw on the full breadth and depth of our technical resources, customer relationships and contract vehicles. The acquisition of ISI has further strengthened our capabilities in the areas of secure identification and access management solutions, military logistics and training. We provide full system life cycle services including systems analysis, design and engineering, development, testing and evaluation, implementation, training and technical support.

•	Broad Customer Reach—Preferred Provider of Services Under GSA Contract Vehicles. Our government clients include all branches of the military, the Department of Defense and most cabinet-level agencies. We are a prime contractor on three of the four largest Government Wide Acquisition Contracts, or “GWACs,” based on overall contract ceiling value, and we hold GSA Schedule contracts covering the full range of our solutions and service offerings. Overall, we are the prime contractor on 16 government-wide contracts and schedules. As a preferred provider, we have the opportunity to quickly and cost-effectively provide our solutions and services to federal agency clients. In addition, the General Services Administration, or “GSA,” projects over 6% growth in its GWACs and GSA Schedule contracts annually over the next four years.

•	Stable Business Model—Positioned for Growth. The combination of our large estimated remaining contract value, our long-term customer contracts and the low incidence of contract cancellations provides us with predictability of revenues. Our estimated remaining contract value has grown from approximately $340.0 million in 1997 to $5.2 billion as of June 30, 2003, including ISI, and has a weighted-average contract life of 8 years. Our track record of past performance for our customers and our incumbent position with over 1,000 government customers in more than 50 different agencies provide a solid foundation from which we can continue to win new contracts and grow our backlog and revenues.

•	Competitive Cost Structure. Through our focus on reducing operating costs, we believe we have achieved one of the most efficient cost structures in the industry. In addition, we have invested in building an infrastructure to support the continued long-term growth of our business. Our competitive cost structure relative to the largest defense contractors, combined with our reputation for performance, helps us win business in an environment emphasizing best value for the government customer.

•	Strong Management Team and Workforce. We have recruited a talented work force that has a wide range of critical skills to serve our clients. As of June 30, 2003, we had approximately 7,200 employees, including ISI employees, 88% of whom were billable and 68% of whom held federal security clearances. Additionally, several members of senior management and our board of directors are former military officers or senior government officials who are familiar with the information technology requirements of government agencies.

Our Growth Strategy

•

Continue to Increase Market Penetration.    In the past ten years, the U.S. federal government’s shift towards using significantly larger, more comprehensive contracts, such as GWACs, has favored companies with a broad range of technical capabilities and proven track records. As a prime contractor on three of the four largest GWACs for information technology services based on overall contract ceiling value, we have benefited from these changes. We will continue to expand our role with current customers on existing programs while also pursuing new opportunities only available through these larger contract vehicles.

•	Capitalize on U.S. Government’s Emphasis on Systems Vital to National Security. Defense spending is projected to exceed $355.0 billion in fiscal year 2003, an increase of almost 12% over government fiscal year 2002, and is expected to reach $379.9 billion in fiscal year 2004, a 4% increase over projected fiscal year 2003 spending. Defense budgets are expected to grow by 32% over the next six years, based on the Department of Defense spending plan submitted to Congress. We believe that many of the key operational goals of the U.S. federal government correlate with our expertise, including developing a national missile defense system, increasing homeland security, protecting information systems from attack, conducting effective intelligence operations, and training for new approaches to warfare through simulation.

•	Capitalize on Growing Demand in the Secure Identification and Access Management Solutions Market. The use of credential card technologies for secure identification and access control solutions is rapidly gaining momentum with federal agencies, the DOD and foreign governments. These cards are used for cardholder authentication, physical access control and logical access control. Our recent acquisition of ISI enhances our position in this market and provides us with a full range of capabilities to meet our customers’ requirements. ISI brings us extensive experience with optical storage card technology, which is used primarily for authentication using biometrics and physical access control. This capability, combined with our expertise in integrated circuit card technology, used primarily for logical access control, uniquely positions us to capitalize on the growing demand in this market regardless of the application or credential card technology selected by customers.

•	Cross-Sell our Full Range of Services to Existing Customers. We plan to continue expanding the scope of existing customer relationships by marketing and delivering the full range of our capabilities to each customer. Having developed a high level of customer satisfaction and critical domain knowledge as the incumbent on many long-term contracts, we have a unique advantage and opportunity to cross-sell our services and capture additional contract opportunities. For example, we believe our strong performance record and detailed understanding of customer requirements developed on the U.S. Air Force Cargo Movement Operations System led directly to our being awarded a contract relating to the Joint Logistics Warfighting Initiative.

•	Continue our Disciplined Acquisition Strategy. We employ a disciplined methodology to evaluate, select and fully integrate acquisition candidates. We have completed six strategic acquisitions since 1997. Our industry remains highly fragmented and we believe the changing government procurement environment will continue to provide additional opportunities for industry consolidation. We will continue to selectively review acquisition candidates, targeting companies with complementary skills or market focus.

There are a number of risks and uncertainties associated with an investment in our common stock. For example, we are reliant on the U.S. federal government as a major source of contract revenues, and our contracts with the U.S. federal government are subject to complex government procurement laws and regulations and may be affected by provisions favorable to the government. Also, our ability to integrate effectively ISI and any acquisitions we may make in the future, to retain our senior management team and to remain competitive in obtaining and retaining skilled employees are all important to our future growth and cannot be assured. In addition, we had $173.2 million of debt outstanding as of June 30, 2003. For a discussion of these and other risks related to our business and an investment in our common stock, see “Risk Factors.”

We are a Delaware corporation, incorporated in Delaware in 1996, and our predecessor, Anteon International Corporation, a Virginia corporation, which we refer to in this prospectus as “Anteon Virginia,” was incorporated in Virginia in 1976. Our principal executive offices are located at 3211 Jermantown Road, Suite 700, Fairfax, Virginia 22030, and our telephone number is (703) 246-0200.

Recent Developments

On May 23, 2003, we completed the acquisition of ISI, a provider of critical defense and homeland security solutions. For its fiscal year ended November 30, 2002, ISI generated revenues of $130.5 million. With headquarters in Annandale, Virginia, ISI provides expertise in the areas of secure identification and access management solutions, military logistics and training systems. ISI is the prime contractor for secure identification and access management solutions for the Department of Homeland Security’s Permanent Resident Card and the Department of State’s Border Crossing Card programs. ISI also provides mission critical logistics, training and engineering solutions for the U.S. Naval Air Systems Command.

The Offering

Common stock offered	6,600,000 shares by the selling stockholders.

Common stock to be outstanding immediately after this offering	35,084,686 shares.

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders.

Dividends

We have not in the past distributed any cash dividends on our common stock and currently have no plans to do so. The declaration of future dividends is, however, subject to the discretion of our board of directors in light of all relevant factors, including earnings, financial conditions and capital requirements. In addition, our ability to declare and pay dividends on our common stock is restricted by covenants in our credit facility and the indenture governing our 12% senior subordinated notes due 2009, or the “12% Notes.”

New York Stock Exchange symbol	ANT

Unless we specifically state otherwise, the information in this prospectus:

•	assumes that the underwriters will not exercise the over-allotment option granted to them by the selling stockholders;

•	includes 141,080 shares of common stock issued upon the exercise of certain stock options from July 1, 2003 to August 1, 2003, 110,925 shares of common stock issuable upon exercise of stock options that will be exercised prior to the consummation of this offering by some of the selling stockholders, and excludes 7,600 shares of common stock subject to options that expired or were cancelled between July 1, 2003 and August 1, 2003; and

•	excludes, in the number of shares of common stock to be outstanding after this offering, options to purchase 3,854,670 shares of common stock subject to options that will be outstanding at the consummation of this offering, at a weighted-average exercise price of approximately $12.42 per share.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED AND OTHER FINANCIAL DATA

Set forth in the following tables are certain unaudited pro forma and historical consolidated and other financial data as of and for each of the periods specified. The unaudited pro forma condensed consolidated financial data have been prepared by us and give effect to our acquisition of ISI on May 23, 2003 as if it had occurred on January 1, 2002.

The summary historical consolidated financial data for the years ended December 31, 2000, 2001 and 2002 and as of December 31, 2001 and 2002 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data for the six months ended June 30, 2002 and 2003 and as of June 30, 2003 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

The accompanying unaudited pro forma and historical consolidated and other financial data should also be read in conjunction with “Selected Consolidated Financial Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and the historical and unaudited pro forma condensed consolidated financial statements and the notes thereto for us and ISI included elsewhere in this prospectus.

Summary Unaudited Pro Forma Condensed Consolidated and Other Financial Data

	Pro Forma
	Year ended December 31, 2002(a)	Six months ended June 30, 2003
	(in thousands, except per share data)
Consolidated Statement of Operations:
Revenues	$955,590	$536,362
Costs of revenues	824,991	460,809

Gross profit	130,599	75,553
General and administrative expenses	57,070	33,403
Amortization of non-compete agreement	167	84
Other intangibles amortization	2,563	1,283

Total operating expenses	59,800	34,770
Operating income	70,799	40,783
Other income	417	—
Interest expense, net of interest income	26,114	8,147
Minority interest in earnings of subsidiaries	(18)	(32)

Income before provision for income taxes	45,084	32,604
Provision for income taxes	17,470	12,634

Net income	$27,614	$19,970

Basic earnings per common share	$0.86	$0.58
Basic weighted average shares outstanding	32,163	34,577
Diluted earnings per common share	$0.81	$0.54
Diluted weighted average shares outstanding	34,022	36,681

Other Financial and Operating Data:
EBITDA(b)	$79,582	$44,599

Summary Historical Condensed Consolidated and Other Financial Data

	Year ended December 31,			Six months ended June 30,
	2000	2001 (a)	2002 (a)	2002	2003
	(in thousands, except per share data)
Consolidated Statement of Operations:
Revenues	$542,807	$715,023	$825,826	$394,566	$482,684
Costs of revenues	474,924	627,342	711,328	341,693	416,006

Gross profit	67,883	87,681	114,498	52,873	66,678
General and administrative expenses	38,592	51,442	48,197	21,381	27,419
Amortization of non-compete agreement	866	349	—	—	18
Goodwill amortization	4,714	6,704	—	—	—
Other intangible amortizations	2,673	2,321	1,907	954	1,022

Total operating expenses	46,845	60,816	50,104	22,335	28,459
Operating income	21,038	26,865	64,394	30,538	38,219
Other income	—	—	417	360	—
Gains on sales and closures of business	—	4,046	—	—	—
Interest expense, net of interest income	26,513	26,353	21,626	15,083	6,553
Minority interest in (earnings) losses of subsidiaries	32	(38)	(18)	(8)	(32)

Income (losses) before provision for (benefit from) income taxes	(5,443)	4,520	43,167	15,807	31,634
Provision for (benefit from) income taxes	(153)	4,602	16,723	6,164	12,250

Net income (loss)	$(5,290)	$(82)	$26,444	$9,643	$19,384

Basic earnings (loss) per common share:
Net income (loss)	$(0.22)	$(0.01)	$0.82	$0.32	$0.56

Weighted average shares outstanding	23,787	23,787	32,163	30,031	34,577
Diluted earnings (loss) per common share:
Net income (loss)	$(0.22)	$(0.01)	$0.78	$0.30	$0.53

Weighted average shares outstanding	23,787	23,787	34,022	32,573	36,681

Other Financial and Operating Data:
EBITDA(b)	$36,347	$47,357	$70,994	$34,187	$41,055
Cash flow from (used in) operating activities	17,101	37,879	(1,722)	(2,000)	23,772
Cash flow used in investing activities	(28,912)	(1,707)	(1,423)	(1,286)	(93,287)
Cash flow from (used in) financing activities	12,036	(35,676)	5,481	6,696	69,078
Capital expenditures	6,584	2,181	3,225	1,286	1,477
Depreciation	7,024	7,110	4,294	2,343	1,828

Balance Sheet Data (end of period):
Cash and cash equivalents	$1,434	$1,930	$4,266	$5,340	$3,829
Working capital (c)	56,841	27,559	80,390	60,547	91,251
Total assets	324,423	306,651	364,692	329,033	468,531
Long-term debt, including current portion	237,695	202,905	105,701	108,950	173,202
Total stockholders’ equity (deficit)	(1,576)	(3,442)	128,829	109,215	150,992

(a)	On January 1, 2003, we adopted SFAS No. 145, and as a result, reclassified $4.2 million ($2.6 million net of tax) of losses, $519,000 ($330,000 net of tax) of gains and $772,000 ($463,000 net of tax) of loss previously recorded as extraordinary items in 2002, 2001 and 1999, respectively, to interest expense, net of interest income. Additionally, the tax impact as a result of the reclassifications has been adjusted in the tax provision amounts shown.

(b)	“EBITDA”, as defined, represents net income (loss), plus income taxes, depreciation, amortization and net interest expense. EBITDA is a key financial measure but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with accounting principles generally accepted in the United States of America, or “GAAP”). We believe that EBITDA is a useful supplement to net income and other income statement data. Management uses EBITDA as part of its evaluation of core operating results and underlying trends. However, EBITDA, which does not represent operating income as such item is defined under GAAP, should not be considered to be an alternative to operating income or cash flow from operations or indicative of whether cash flows will be sufficient to fund our future cash requirements. In addition, the EBITDA measure presented herein may not be comparable to similarly titled measures used by other companies.

The computations of EBITDA are as follows:

	Year ended December 31,			Pro Forma Year ended December 31,	Six months ended June 30,	Pro Forma Six months ended June 30,
	2000	2001	2002	2002(1)	2003	2003(1)
	(in thousands)
Net income (loss)	$(5,290)	$(82)	$26,444	$27,614	$19,384	$19,970
Provision for (benefit from) income taxes	(153)	4,602	16,723	17,470	12,250	12,634
Interest expense, net	26,513	26,353	21,626	26,114	6,553	8,147
Depreciation and amortization	15,277	16,484	6,201	8,384	2,868	3,848

EBITDA	$36,347	$47,357	$70,994	$79,582	$41,055	$44,599

(1)	Pro forma EBITDA for the twelve months ended December 31, 2002 and six months ended June 30, 2003 gives effect to our acquisition of ISI. We believe that pro forma EBITDA is a useful supplement to net income and other income statement data. However, the pro forma EBITDA measure presented may not be comparable to similarly titled measures of other companies.

EBITDA for the year ended December 31, 2002 and the six months ended June 30, 2003 included expenses of $838,000 and $394,000 respectively, related to the compensation of terminated employees, net of any severance. We believe that presenting these items is informative to investors. However, there can be no assurance that we will not incur similar expenses in the future.

(c)	Working Capital is equal to current assets minus current liabilities.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before buying shares of our common stock. Any of the risk factors we describe below could severely harm our business, financial condition and operating results. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events. You may lose all or part of the money you paid to buy our common stock. Some of the statements in “Risk Factors” are forward-looking statements. See “Forward-Looking Statements.”

Risks related to our business

U.S. Federal Government Contracting Risks—Our business could be adversely affected by significant changes in the contracting or fiscal policies of the U.S. federal government.

We derive substantially all of our revenues from contracts with the U.S. federal government or subcontracts under U.S. federal government prime contracts, and we believe that the success and development of our business will continue to depend on our successful participation in U.S. federal government contract programs. Accordingly, changes in U.S. federal government contracting policies could directly affect our financial performance. Among the factors that could materially adversely affect our U.S. federal government contracting business are:

•	budgetary constraints affecting U.S. federal government spending generally, or specific departments or agencies in particular, and changes in fiscal policies or available funding;

•	changes in U.S. federal government programs or requirements;

•	curtailment of the U.S. federal government’s use of technology services firms;

•	the adoption of new laws or regulations;

•	technological developments;

•	U.S. federal governmental shutdowns and other potential delays in the government appropriations process;

•	delays in the payment of our invoices by government payment offices due to problems with, or upgrades to, government information systems, or for other reasons;

•	competition and consolidation in the information technology industry; and

•	general economic conditions.

These or other factors could cause U.S. federal governmental agencies, or prime contractors where we are acting as a subcontractor, to reduce their purchases under contracts, to exercise their right to terminate contracts or not to exercise options to renew contracts, any of which could have a material adverse effect on our financial condition and operating results. Many of our U.S. federal government customers are subject to stringent budgetary constraints. We have substantial contracts in place with many federal departments and agencies, and our continued performance under these contracts, or award of additional contracts from these agencies, could be materially adversely affected by spending reductions or budget cutbacks at these agencies.

Early Termination of Contracts—Our U.S. federal government contracts may be terminated by the government at any time prior to their completion, and if we do not replace them, our operating results may be harmed.

We derive substantially all of our revenues from U.S. federal government contracts and subcontracts under U.S. federal government prime contracts that typically are awarded through competitive processes and span one or more base years and one or more option years. The option periods typically cover more than half of the contract’s potential duration. U.S. federal government agencies generally have the right not to exercise these option periods. In addition, our contracts also contain provisions permitting a government client to terminate the contract on short notice, with or without cause. A decision not to exercise option periods or to terminate contracts would reduce the profitability of these contracts. Our contractual costs and revenues are subject to adjustment as a result of U.S. federal government audits. See “Contracts Subject to Audit.”

Upon contract expiration, if the customer requires further services of the type provided by the contract, there is frequently a competitive rebidding process and there can be no assurance that we will win any particular bid, or that we will be able to replace business lost upon expiration or completion of a contract. The unexpected termination of one or more of our significant contracts could result in significant revenue shortfalls. The termination or nonrenewal of any of our significant contracts, short-term revenue shortfalls, the imposition of fines or damages or our suspension or debarment from bidding on additional contracts could harm operating results for those periods.

Most U.S. federal government contract awards are subject to protest by competitors. If specified legal requirements are satisfied, these protests require the federal agency to suspend the contractor’s performance of the newly awarded contract pending the outcome of the protest. These protests could also result in a requirement to resubmit bids for the contract or in the termination, reduction or modification of the awarded contract.

Contracts Subject to Audit—Our business could be adversely affected by a negative audit by the Defense Contract Audit Agency. We could be required to reimburse the U.S. federal government for costs that we have expended on our contracts and our ability to compete successfully for future contracts could be materially impaired.

The Defense Contract Audit Agency, or the “DCAA,” and other government agencies routinely audit and investigate government contracts. These agencies review a contractor’s performance on its contract, cost structure and compliance with applicable laws, regulations and standards. The DCAA also reviews the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. Therefore, a DCAA audit could materially affect our competitive position and result in a substantial adjustment to our revenues. If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or debarment from doing business with the U.S. federal government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. If we were suspended or debarred from contracting with the U.S. federal government generally, or any significant agency in the intelligence community or Department of Defense, if our reputation or relationship with government agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our operating results would be materially harmed.

Contract Types and Risks—Our estimates of the time, resources and expenses required to complete our contractual commitments may not be accurate.

We enter into three principal types of contracts with the U.S. federal government: time and materials, cost-plus, and fixed price. For the six months ended June 30, 2003, approximately 40% were time and materials, 32% were cost-plus, and 28% were fixed price. Under time and materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses. The financial risk is that our costs to perform time and materials contracts will exceed the negotiated hourly billing rates. Under cost-plus type contracts, which are subject to a contract ceiling amount, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. However, if our costs exceed the contract ceiling, funding has not been received or costs are not allowable under the provisions of the contract or applicable regulations, we may not be able to obtain reimbursement for all such costs. Under fixed price contracts, we are required to perform the contract tasks at a fixed price irrespective of the actual costs we incur, and consequently, we must absorb any costs in excess of the fixed price. Fixed price contracts, in comparison to cost-plus contracts, typically offer higher profit opportunities because we bear the risk of cost-overruns and receive the benefit of cost savings. A substantial majority of these fixed price contracts involve a defined number of hours or a defined category of personnel, which we refer to as “level of effort” contracts. For all contract types, there is risk associated with the assumptions we use to formulate our pricing of the proposed work. In addition, when we serve as a subcontractor under our contracts, we are exposed to the risks of delays in payment from the prime contractor for the services we provide.

Risks Under Indefinite Delivery/Indefinite Quantity Contracts, GSA Schedule contracts and GWACs—Many of our U.S. federal government customers spend their procurement budgets through Indefinite Delivery/Indefinite Quantity Contracts, GSA Schedule contracts and GWACs under which we are required to compete for post-award orders.

Budgetary pressures and reforms in the procurement process have caused many U.S. federal government customers to increasingly purchase goods and services through Indefinite Delivery/Indefinite Quantity, or “ID/IQ,” contracts, General Services Administration, or “GSA,” Schedule contracts and other multiple award and/or Government Wide Acquisition Contracts, or “GWAC,” vehicles. These contract vehicles have resulted in increased competition and pricing pressures which require us to sustain post-award efforts to realize revenues under the relevant contract. There can be no assurance that we will continue to increase revenues or otherwise sell successfully under these contract vehicles. Our failure to compete effectively in this procurement environment could harm our operating results.

Government Regulations—We may be liable for penalties under various procurement rules and regulations. Changes in government regulations could harm our operating results.

Our defense and federal civil agency businesses must comply with and are affected by various government regulations. Among the most significant regulations are:

•	the Federal Acquisition Regulations, and agency regulations supplemental to the Federal Acquisition Regulations, which comprehensively regulate the formation, administration and performance of government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;

•	the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under certain cost-based government contracts; and

•	laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

These regulations affect how we can do business with our customers and, in some instances, impose added costs on our businesses. In addition, we are subject to industrial security regulations of the Department of Defense and other federal agencies that are designed to safeguard against foreigners’ access to classified information. If we were to come under foreign ownership, control or influence, our U.S. federal government customers could terminate or decide not to renew our contracts, and it could impair our ability to obtain new contracts. Any changes in applicable laws and regulations could also harm our operating results. Any failure to comply with applicable laws and regulations could result in contract termination, price or fee reductions or suspension or debarment from contracting with the U.S. federal government.

Risks Relating to Reductions or Changes in Military and DOD-related Intelligence Agency Expenditures—A decline in the U.S. defense budget may adversely affect our operations.

Sales under contracts with the U.S. Department of Defense, including under subcontracts having the Department of Defense as the ultimate purchaser, represented approximately 81% and 78% of our revenues for the six months ended June 30, 2003, and for the twelve months ended December 31, 2002, respectively. The U.S. defense budget declined from time to time in the late 1980s and the early 1990s, resulting in a slowing of new program starts, program delays and program cancellations. These reductions caused most defense-related government contractors to experience declining revenues, increased pressure on operating margins and, in some cases, net losses. While spending authorizations for defense-related programs by the government have increased in recent years, and in particular after the September 11, 2001 terrorist attacks, these spending levels may not be sustainable, and future levels of expenditures and authorizations for those programs may decrease, remain constant or shift to programs in areas where we do not currently provide services. A change in the Presidential administration or in the composition of Congress could also materially affect levels of support for military expenditures. A significant decline in military expenditures could harm our operating results.

We are not able to guarantee that contract orders included in our estimated contract value will result in actual revenues in any particular fiscal period or that the actual revenues from such contracts will equal our estimated contract value.

There can be no assurance that any contracts included in our estimated contract value presented in this prospectus will result in actual revenues in any particular period or that the actual revenues from such contracts will equal our estimated contract value. Further, there can be no assurance that any contract included in our estimated contract value that generates revenue will be profitable. Our estimated contract value consists of funded backlog, based upon amounts actually appropriated by a customer for payment of goods and services, and unfunded contract value, based upon management’s estimate of the future potential of our existing contracts (including contract options) to generate revenues. These estimates are based on our experience under such contracts and similar contracts, and we believe such estimates to be reasonable. However, there can be no assurances that all of such estimated contract value will be recognized as revenue.

In addition, the U.S. federal government’s ability to select multiple winners under ID/IQ contracts and GWACs, as well as its right to compete subsequent task orders among such multiple winners, means that there is no assurance that certain of our existing contracts will result in actual orders. Further, the U.S. federal government enjoys broad rights to unilaterally modify or terminate such contracts and task orders, including the right not to exercise options to extend multi-year contracts through the end of their potential terms. Accordingly, most of our existing contracts and task orders are subject to modification and termination at the U.S. federal government’s discretion. In addition, funding for orders from the U.S. federal government is subject to approval on an annual basis by Congress pursuant to the appropriations process.

Government Intent to Replace Legacy Systems—Our business will be harmed if government agencies are unwilling to replace or supplement expensive legacy systems.

Government agencies have spent substantial resources over an extended period of time to develop computer systems and to train their personnel to use them. These agencies may be reluctant to abandon or supplement these legacy systems with Internet and other advanced technology systems because of the cost of development or the additional cost of re-training their personnel. Such reluctance would make it more difficult to acquire new contracts, which would harm our business prospects.

Reliance on Subcontractors—We regularly employ subcontractors to assist us in satisfying our contractual obligations. If these subcontractors fail to adequately perform their contractual obligations, our prime contract performance and our ability to obtain future business could be materially adversely impacted.

Our performance of government contracts may involve the issuance of subcontracts to other companies upon which we rely to perform all or a portion of the work we are obligated to deliver to our customers. There is a risk that we may have disputes with subcontractors concerning a number of issues including the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, our decision not to extend existing task orders or issue new task orders under a subcontract, or our hiring of former personnel of a subcontractor. A failure by one or more of our subcontractors to satisfactorily deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services may materially adversely impact our ability to perform our obligations as a prime contractor. Further, there is a risk that a subcontractor’s technology solution on which certain of our business opportunities are dependent could become obsolete or fall out of favor with customers. In extreme cases, subcontractor performance deficiencies could result in the government terminating our contract for default. A default termination could expose us to liability for excess costs of reprocurement by the government and have a material adverse effect on our ability to compete for future contracts and task orders.

Dependence on Key Personnel —If we lose our technical personnel or members of senior management, our business may be adversely affected.

Our continued success depends in large part on our ability to recruit and retain the technical personnel necessary to serve our clients effectively. Competition for skilled personnel in the information technology and systems engineering services industry is intense and technology service companies often experience high attrition among their skilled employees. Excessive attrition among our technical personnel could increase our costs of performing our contractual obligations, reduce our ability to efficiently satisfy our clients’ needs and constrain our future growth. In addition, we must often comply with provisions in U.S. federal government contracts that require employment of persons with specified levels of education, work experience and security clearances. The loss of any significant number of our existing key technical personnel or the inability to attract and retain key technical employees in the future could have a material adverse effect on our ability to win new business and could harm our operating results. There is also a risk that our efforts to hire personnel of our competitors or subcontractors or other persons could lead to claims being asserted against us that our recruitment efforts violate contractual arrangements or are otherwise wrongful.

In addition, we believe that the success of our business strategy and our ability to operate profitably depends on the continued employment of our senior management team, led by Joseph M. Kampf. None of our senior management team has an employment contract with us. If Mr. Kampf or other members of our senior management team become unable or unwilling to continue in their present positions, our business and financial results could be materially adversely affected.

Security Clearance—If we cannot obtain the necessary security clearances, we may not be able to perform classified work for the government and our revenues may suffer.

Certain government contracts require our facilities and some of our employees to maintain security clearances. If we lose or are unable to obtain required security clearances, the client can terminate the contract or decide not to renew upon expiration. As a result, to the extent we cannot obtain or maintain the required security clearances for our employees working on a particular contract, we may not derive the revenue anticipated from the contract, which, if not replaced with revenue from other contracts, could seriously harm our operating results.

Security Issues—Security breaches in sensitive government systems could result in the loss of clients and negative publicity.

Many of the systems we develop involve managing and protecting information involved in national security and other sensitive government functions. A security breach in one of these systems could cause serious harm to our business, result in negative publicity and prevent us from having further access to such critically sensitive systems or other similarly sensitive areas for other governmental clients.

Client Expectations—We could lose revenues and clients and expose our company to liability if we fail to meet client expectations.

We create, implement and maintain technology solutions that are often critical to our clients’ operations. If our technology solutions or other applications have significant defects or errors or fail to meet our clients’ expectations, we may:

•	lose future contract opportunities due to receipt of poor past performance evaluations from our customers;

•	have contracts terminated for default and be liable to our customers for reprocurement costs and other damages;

•	receive negative publicity, damaging our reputation and adversely affecting our ability to attract or retain clients; and

•	suffer claims for substantial damages, regardless of our responsibility for the failure.

While many of our contracts limit our liability for damages that may arise from negligent acts, errors, mistakes or omissions in rendering services to our clients, we cannot be sure that these contractual provisions will protect us from liability for damages if we are sued. Furthermore, our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, such claims could result in significant legal and other costs and may be a distraction to management.

Acquisition Strategy—We intend to pursue future acquisitions that may adversely affect our business if we cannot effectively integrate these new operations.

We have completed and substantially integrated five strategic acquisitions since 1997 and are currently integrating our recent acquisition of ISI. The U.S. federal government information technology solutions and systems engineering services industry remains fragmented, and we believe that acquisition and consolidation opportunities will continue to present themselves periodically. We intend to continue to selectively review acquisition candidates, targeting companies with complementary skills or market focus. Our continued success will depend upon our ability to integrate ISI and any other businesses we may acquire in the future. The integration of such businesses into our operations may result in unforeseen operating difficulties, absorb significant management attention and require significant financial resources that would otherwise be available for the ongoing development or expansion of our business. Such difficulties of integration may necessitate the coordination of geographically dispersed organizations, integration of personnel with disparate business backgrounds and reconciliation of different corporate cultures. In addition, in certain acquisitions, federal acquisition regulations may require us to enter into contract novation agreements with the government, a routinely time-consuming process. Government agencies may delay in recognizing us as the successor contractor in these situations, thereby possibly preventing our realization of some of the anticipated benefits of such acquisitions. There can be no assurance that acquired entities, including ISI, will operate profitably, that we will realize anticipated synergies or that these acquisitions will cause our operating performance to improve.

Although management regularly engages in discussions with and submits acquisition proposals to acquisition targets, there can be no assurance that suitable acquisition targets will be available in the future on reasonable terms. In addition, to the extent that we complete any additional acquisitions, no assurance can be given that acquisition financing will be available on reasonable terms or at all, that any new businesses will generate revenues or net income comparable to our existing businesses, or that such businesses will be integrated successfully or operated profitably.

Potential Undisclosed Liabilities Associated with Acquisitions—We may be subject to certain liabilities assumed in connection with our acquisitions that could harm our operating results.

We conduct due diligence in connection with each of our acquisitions. In connection with any of our acquisitions, including ISI, there may be liabilities that we fail to discover or that we inadequately assess in our due diligence efforts. In particular, to the extent that prior owners of any acquired businesses or properties failed to comply with or otherwise violated applicable laws or regulations, or failed to fulfill their contractual obligations to the U.S. federal government or other customers, we, as the successor owner, may be financially responsible for these violations and failures and may suffer reputational harm or otherwise be adversely affected. The discovery of any material liabilities associated with our acquisitions could harm our operating results.

Our employees may engage in improper activities with adverse consequences to our business.

As with other government contractors, we are faced with the possibility that our employees may engage in misconduct, fraud or other improper activities that may have adverse consequences to our prospects and results of operations. Misconduct by employees could include failures to comply with U.S. federal government procurement regulations, violation of federal requirements concerning the protection of classified information, improper labor and cost charging to contracts and misappropriation of government or third party property and information. The occurrence of any of these employee activities could result in our suspension or debarment from contracting with the U.S. federal government, as well as the imposition of fines and penalties, which would cause material harm to our business.

Risks Associated with International Operations—Our international business exposes us to additional risks including foreign tax and legal regulations and political or economic instability that could harm our operating results.

In connection with our international operations, (including international operations under U.S. government contracts), we are subject to risks associated with operating in and selling to foreign countries, including:

•	compliance with the laws of the countries in which we operate;

•	hyperinflation or political instability in foreign countries;

•	personal injury to our personnel who may be exposed to military conflict or other hostile situations in foreign countries;

•	imposition or increase of investment and other restrictions or requirements by foreign governments; and

•	compliance with U.S. arms export control regulations and policies which govern our ability to supply foreign affiliates and customers.

Although our international operations are not currently substantial, to the extent we expand our international operations, these and other risks associated with international operations are likely to increase. While such risks have not harmed our operating results in the past, no assurance can be given that such risks will not harm our operating results in the future.

Risks related to our capital structure

Leverage—Our debt could adversely affect our financial health.

As of June 30, 2003, our total debt was $173.2 million. You should be aware that this level of debt could have important consequences. Below we have identified some of the material potential consequences resulting from this amount of debt.

•	We may be unable to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes.

•	A significant portion of our cash flow from operations must be dedicated to the repayment of indebtedness, thereby reducing the amount of cash we have available for other purposes.

•	Our ability to adjust to changing market conditions may be hampered. We may be more vulnerable in a volatile market.

Additional Borrowings Available—Despite current debt levels, we and our subsidiaries may still be able to incur substantially more debt. This could further increase the risks described above.

We and our subsidiaries may be able to incur additional indebtedness in the future. The terms of the indenture governing our 12% Notes, and of our Amended and Restated Credit Agreement, or “Credit Facility,” limit but do not prohibit us or our subsidiaries from doing so. As of June 30, 2003, our Credit Facility would have permitted additional borrowings of up to $70.0 million. If we or our subsidiaries incur new debt, the related risks that we and they now face could intensify.

Ability to Service Debt—To service our debt, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

You should be aware that our ability to repay or refinance our debt depends on our successful financial and operating performance. We cannot assure you that our business strategy will succeed or that we will achieve our anticipated financial results. Our financial and operational performance depends upon a number of factors, many of which are beyond our control. These factors include:

•	the current economic and competitive conditions in the information technology industry;

•	budgetary constraints affecting U.S. federal government spending, and changes in fiscal policies or available funding;

•	U.S. federal government shutdowns and other potential delays in the government appropriations process;

•	delays in the payment of our invoices by government payment offices due to problems with, or upgrades to, government information systems, or for other reasons;

•	operating difficulties, operating costs or pricing pressures we may experience;

•	the passage of adverse legislation or other regulatory developments; and

•	delays in implementing any strategic projects we may have.

If our financial performance declines and we are unable to pay our debts, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional equity capital. Also, certain alternative strategies would require the consent of our senior secured lenders before we engage in any such strategy.

Restrictive Debt Covenants—The terms of our Credit Facility and the indenture governing our 12% Notes impose significant restrictions on our ability and that of our subsidiaries to take certain actions which may have an impact on our business, operating results and financial condition.

The indenture and our Credit Facility impose significant operating and financial restrictions on us and our subsidiaries and require us to meet certain financial tests. These restrictions may significantly limit or prohibit us from engaging in certain transactions, including the following:

•	incurring or guaranteeing additional debt;

•	paying dividends or other distributions to our stockholders or redeeming, repurchasing or retiring our capital stock or subordinated obligations;

•	making investments;

•	creating liens on our assets;

•	issuing or selling capital stock of our subsidiaries;

•	transforming or selling assets currently held by us;

•	engaging in transactions with affiliates; and

•	engaging in mergers or consolidations.

The failure to comply with any of these covenants would cause a default under the indenture and our Credit Facility. A default, if not waived, could result in acceleration of our debt, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us.

Concentration of Ownership—Entities under the control of Mr. Iseman, whose interests may not be aligned with yours, will be able to significantly influence our affairs.

Caxton-Iseman Capital, Inc. is a private equity firm based in New York. Affiliates of and companies managed by Caxton-Iseman Capital, Inc., including Azimuth Technologies, L.P., Azimuth Tech. II LLC and Frederick J. Iseman, which we refer to collectively as the “Caxton-Iseman stockholders,” will beneficially own approximately 21.1% of the outstanding shares of our common stock upon consummation of this offering, or 19.1% if the underwriters exercise in full their option to purchase an additional 990,000 shares from our selling stockholders. Because the Caxton-Iseman stockholders are controlled by Frederick J. Iseman and because of certain voting arrangements between them, Mr. Iseman can significantly influence the election of our directors and the outcome of all matters submitted to a vote of our stockholders, as well as our management, operations and policies, and may be deemed to beneficially own the capital stock held by the Caxton-Iseman stockholders. In addition, our amended and restated certificate of incorporation provides that the Caxton-Iseman stockholders have the right to nominate a number of persons for election as director in proportion to their beneficial ownership of our common stock so long as they beneficially own at least 10% of our common stock. Currently, there are four Caxton-Iseman directors, and there are three vacancies on our board. Pursuant to the provisions of our amended and restated certificate of incorporation, the Caxton-Iseman stockholders may currently fill one of these vacancies. Following this offering, the Board may fill all three of these vacancies.

Mr. Iseman’s interests may not be fully aligned with yours and this could lead to a strategy that is not in your best interests. The Caxton-Iseman stockholders can sell all or a portion of their stock without providing other stockholders the opportunity to sell their stock. In addition, the terms of our rights agreement exclude transactions with the Caxton-Iseman stockholders and any of their transferees. The concentration of ownership also may delay, defer or even prevent a change in control of our company, and make some transactions more difficult or impossible without the support of the Caxton-Iseman stockholders. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

Risks related to the ownership of our common stock

Fluctuations in Our Operating Results—Our quarterly revenues and operating results could be volatile and may cause our stock price to fluctuate.

Our quarterly revenues and operating results may fluctuate significantly in the future. In particular, if the U.S. federal government does not adopt, or delays adoption of, a budget for each fiscal year beginning on October 1, and fails to pass a continuing resolution, federal agencies may be forced to suspend our contracts and delay the award of new and follow-on contracts and orders due to a lack of funding. Consequently, we may realize lower revenues in quarters ending after September 30. For orders that are initially unfunded, but for which it is probable we will receive funding, all costs are deferred as assets until funding is received, at which point both the costs and the associated revenues are recognized. In the event we perform work with an expectation of receiving funding but do not ultimately receive such funding, we would expense all incurred costs and recognize no revenues. Further, the rate at which the U.S. federal government procures technology services may be negatively affected following changes in presidential administrations and senior government officials. As a result, our operating results could be volatile and difficult to predict and period-to-period comparisons of our operating results may not be a good indication of our future performance. Our quarterly operating results may not meet the expectations of securities analysts or investors, which in turn may have an adverse effect on the market price of our common stock.

Our stock price may be volatile and you may be unable to resell your shares at or above the offering price.

In recent years, the stock market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of specific companies. Our market price may fluctuate based on a number of factors, including:

•	our operating performance and the performance of other similar companies;

•	U.S. federal government spending levels, both generally and by our particular customers;

•	delays in the payment of our invoices by government payment offices, resulting in potentially reduced earnings during a particular fiscal quarter;

•	news announcements relating to us, our industry or our competitors;

•	changes in earnings estimates or recommendations by research analysts;

•	changes in general economic conditions;

•	the number of shares to be publicly traded after this offering;

•	actions of our current stockholders;

•	the passage of legislation or other regulatory developments that affect us adversely; and

•	other developments affecting us, our industry or our competitors.

Sale of Shares by Existing Stockholders—A large number of our shares are or will be eligible for future sale which could depress our stock price.

Following this offering, we expect to have approximately 35,084,686 shares of common stock outstanding. The public market for our common stock includes 17,250,000 shares of common stock that were sold in our initial public offering, approximately 1.2 million shares issued upon the exercise of options since our initial public offering and, after giving effect to this offering, will include an additional 6,600,000 shares of common stock, assuming that the underwriters do not exercise their over-allotment option. In addition, as of September 2, 2003, we also had 1,731,635 shares issuable upon the exercise of stock options granted under our employee stock option plan, all of which, upon exercise, would be freely tradeable.

The balance of our outstanding shares are held by people and entities who were our stockholders prior to our initial public offering, as well as our directors, officers and employees. Sales of a substantial number of these shares of our common stock, or the perception that a large number of these shares will be sold, could depress the market price of our common stock, as these sales may be viewed by the public as an indication of an upcoming or recently occurring shortfall in the financial performance of our company. The holders of approximately 9.1 million of our shares are also parties to an agreement with us that provides for registration rights to cause us to register under the Securities Act all or part of such shares of our common stock. Registration of these restricted shares of our common stock would permit their sale into the public market immediately. See “Shares Eligible for Future Sale”.

Our amended and restated certificate of incorporation and bylaws and our stockholders’ rights plan contain provisions that may discourage a takeover attempt.

Provisions contained in our amended and restated certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our amended and restated certificate of incorporation and bylaws impose various procedural and other requirements that make it more difficult for stockholders to effect some corporate actions. For example, our amended and restated certificate of incorporation authorizes our board to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Thus, our board can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company, and could limit the price that investors might be willing to pay in the future for shares of our common stock. In addition, a change of control of our company may be delayed or deferred as a result of our having three classes of directors or the stockholders’ rights plan adopted by our board. Our stockholders’ rights plan is designed to enable all stockholders to receive fair and equal treatment in any proposed takeover and to guard against partial or two-tiered tender offers, open market accumulations and other abusive tactics to gain control of us. The provisions of the plan might make an unsolicited takeover more difficult or less likely to occur or might prevent such a takeover, even though such a takeover might offer our stockholders the opportunity to sell their stock at a price above the prevailing market price and might be favored by a majority of our stockholders. See “Description of Capital Stock” for additional information on the anti-takeover measures applicable to us.

FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. Forward-looking statements relate to future events or our future financial performance. All projections contained in this prospectus are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology like “may,” “will,” “should,” “expects,” “plans,” “projects,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements include, but are not limited to:

•	estimated remaining contract value;

•	our expectations regarding the U.S. federal government’s procurement budgets and reliance on outsourcing of services; and

•	our financial condition and liquidity, as well as future cash flows and earnings.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results and do not intend to do so. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the following:

•	the integration of acquisitions, including ISI, without disruption to our other business activities;

•	changes in general economic and business conditions;

•	changes in U.S. federal government procurement laws, regulations, policies and budgets;

•	the number and type of contracts and task orders awarded to us;

•	technological changes;

•	the ability to attract and retain qualified personnel;

•	competition;

•	our ability to retain our contracts during any rebidding process; and

•	the other factors outlined under “Risk Factors.”

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares to be sold by the selling stockholders or the additional shares to be sold by the selling stockholders if the underwriters exercise their over-allotment option.

DIVIDEND POLICY

We have not in the past paid, and do not expect for the foreseeable future to pay, dividends on our common stock. Instead, we anticipate that all of our future earnings, if any, will be used in the operation and expansion of our business, for working capital, and other general corporate purposes. Our board will determine whether to pay dividends in the future based on conditions then existing, including our earnings, financial condition and capital requirements, as well as economic and other conditions as the board may deem relevant. In addition, our ability to declare and pay dividends on our common stock is restricted by the provisions of Delaware law and covenants in our credit facility and the indenture governing our 12% Notes.

PRICE RANGE OF COMMON STOCK

Our common stock has traded on the New York Stock Exchange under the symbol “ANT” beginning March 12, 2002. Prior to that date, there was no public trading market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices of our common stock reported by the New York Stock Exchange.

	High	Low
Year Ended December 31, 2002
March 12, 2002 to June 30, 2002	$21.85	$19.25
Third Quarter	$24.63	$20.10
Fourth Quarter	$28.64	$19.75
Year Ended December 31, 2003
First Quarter 2003	$25.79	$20.38
Second Quarter 2003	$29.18	$21.87
Third Quarter 2003 (through September 16, 2003)	$35.10	$27.30

As of September 2, 2003, there were 34,973,761 shares of our common stock issued and outstanding that were held by approximately 437 stockholders of record. On September 16, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $33.80 per share.

CAPITALIZATION

The following table sets forth our cash position and capitalization as of June 30, 2003.

You should read this information in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion & Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements appearing elsewhere in this prospectus.

As of June 30, 2003
(in thousands)

Cash and cash equivalents	$3,829

Long term debt, including current portion:
Revolving facility (a)	$76,400
Term loan (a)	19,302
12% Notes	75,000
Subordinated notes payable	2,500

Total long term debt	173,202

Stockholders’ equity:
Preferred stock, $0.01 par value per share, 15,000,000 shares authorized, none issued and outstanding	—
Common stock, $0.01 par value per share, 175,000,000 shares authorized; 34,814,582 shares issued and outstanding	348
Additional paid-in capital, net of subscriptions	109,430
Accumulated other comprehensive loss	(327)
Retained earnings	41,541

Total stockholders’ equity	150,992

Total capitalization	$324,194

(a)	Because our working capital fluctuates based on our needs, the amount borrowed under the revolving loan portion of our Credit Facility may vary. The aggregate amount available for borrowing under the $200 million revolving loan portion of our Credit Facility is limited by a number of factors, including the amount of eligible accounts receivable. As of June 30, 2003, we had an additional $70.0 million of borrowing availability under this facility. We are scheduled to pay quarterly installments of approximately $950,000 under the term portion of the Credit Facility with the balance due at maturity. The revolving loan and term loan portions of our Credit Facility have a maturity date of June 30, 2005.

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated financial information provided below has been prepared by us and gives effect to the acquisition of all the issued and outstanding stock of ISI completed on May 23, 2003. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2002 and for the six months ended June 30, 2003 have been prepared to give effect to the ISI acquisition as if it had occurred on January 1, 2002.

The pro forma adjustments, which are based on available information and certain assumptions that we believe are reasonable under the circumstances, have been applied to our historical financial statements and those of ISI. The acquisition has been accounted for under the purchase method of accounting. Certain of the estimates related to our acquisition of ISI are preliminary as we are awaiting the finalization of appraisals and other studies before the identification and valuation of intangible assets can be completed.

The accompanying unaudited pro forma condensed consolidated financial information should be read in conjunction with our historical financial statements and the notes thereto and those of ISI included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial information is provided for informational purposes only and does not purport to represent what our financial position or results of operations would actually have been had the acquisition occurred on such date or to project our results of operations or financial position for any future period.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Twelve Months Ended December 31, 2002

(in thousands, except per share data)

	Historical Anteon (a)	Historical ISI (b)	Pro Forma acquisition adjustments			Pro Forma Anteon
Revenues	$825,826	$129,764	$—			$955,590
Costs of revenues	711,328	113,945	(282)	(c	)	824,991

Gross profit	114,498	15,819	282			130,599
Operating expenses:
General and administrative expenses	48,197	12,320	(3,447)	(d	)	57,070
Amortization of non-compete agreement	—	—	167	(e	)	167
Amortization of other intangible assets	1,907	—	656	(e	)	2,563

Total operating expenses	50,104	12,320	(2,624)			59,800
Operating income	64,394	3,499	2,906	(f	)	70,799
Other income	417	—	—			417
Interest expense, net of interest income	21,626	105	4,383	(g	)	26,114
Minority interest in earnings of subsidiaries	(18)	—	—			(18)

Income before provision for income taxes	43,167	3,394	(1,477)			45,084
Provision for income taxes	16,723	1,201	(454)	(h	)	17,470

Net income	$26,444	$2,193	$(1,023)			$27,614

Basic earnings per common share	$0.82					$0.86

Basic weighted average shares outstanding	32,163					32,163
Diluted earnings per common share	$0.78					$0.81

Diluted weighted average shares outstanding	34,022					34,022

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Six Months Ended June 30, 2003

(in thousands, except per share data)

	Historical Anteon	Historical ISI (i)	Pro Forma acquisition adjustments		Pro Forma Anteon
Revenues	$482,684	$53,678	$—		$536,362
Costs of revenues	416,006	44,882	(79	)(c)	460,809

Gross profit	66,678	8,796	79		75,553
Operating expenses:
General and administrative expenses	27,419	11,794	(5,810	)(d)	33,403
Amortization of non-compete agreement	18	—	66	(e)	84
Amortization of other intangible assets	1,022	—	261	(e)	1,283

Total operating expenses	28,459	11,794	(5,483)		34,770
Operating income	38,219	(2,998)	5,562	(f)	40,783
Interest expense, net of interest income	6,553	6	1,588	(g)	8,147
Minority interest in earnings of subsidiaries	(32)	—	—		(32)

Income (loss) before provision for income taxes	31,634	(3,004)	3,974		32,604
Provision for (benefit from) income taxes	12,250	(1,134)	1,518	(h)	12,634

Net income (loss)	$19,384	$(1,870)	$2,456		$19,970

Basic earnings per common share	$0.56				$0.58

Basic weighted average shares outstanding	34,577				34,577
Diluted earnings per common share	$0.53				$0.54

Diluted weighted average shares outstanding	36,681				36,681

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

The following adjustments have been reflected in the Unaudited Pro Forma Condensed Consolidated Statement of Operations:

(a)	To reflect our historical results for the twelve months ended December 31, 2002.

(b)	To reflect the historical results of ISI for the twelve month period ended December 31, 2002, adjusted to reflect a calendar year period consistent with our fiscal year. To arrive at the calendar year period, the audited financial statements of ISI for the year ended November 30, 2002 were adjusted by subtracting the operating results for the month of December 2001 and adding the operating results for the month of December 2002.

(c)	To reflect the net contract losses associated with a business previously operated by ISI. At the date of acquisition, we ceased the operations of this business as it was not complementary to the business operated by us.

(d)	To reflect reductions in ISI’s historical general and administrative costs for excess executive compensation costs, acquisition-related legal fees and acquisition-related bonus payments to employees.

	Twelve Months Ended December 31, 2002	Six Months Ended June 30, 2003
	(in thousands)
Executive compensation	$3,301	$438
Professional fees	146	42
Acquisition-related bonuses to employees	—	5,330

Total	$3,447	$5,810

(e)	To reflect the amortization expense related to the identifiable intangible assets associated with the acquisition of ISI and the non-compete agreement with ISI’s President and Chief Executive Officer. We obtained an independent appraisal in June 2003 for the preliminary allocation of the purchase price to the contracts and related customer relationships in connection with the acquisition of ISI. We are currently awaiting the finalization of the appraisal and other studies before the identification and valuation of intangible assets may be completed. We recorded the following intangible assets:

			Amortization Expense
	Amount	Estimated Useful Life	Twelve Months Ended December 31, 2002	Six Months Ended June 30, 2003
	($ in thousands)
Non-compete agreement	$500	3 years	$167	$66
Contracts and related customer relationships	$3,500	5.3 years	$656	$261

(f)	Included in the operating income of ISI are expenses related to the compensation for terminated employees, net of any severance, in the amounts of $838,000 and $394,000 for the twelve months ended December 31, 2002 and the six months ended June 30, 2003, respectively, which have not been adjusted in the Unaudited Pro Forma Condensed Consolidated Statement of Operations. We believe that disclosure of the effect of these items is informative to investors. There can be no assurance that we will not incur similar expenses or recognize additional cost savings in the future.

(g)	To reflect the incremental interest expense at an average annual rate of 5.5% related to our additional borrowings of $80.0 million under the revolving loan portion of our Credit Facility to finance the ISI acquisition. The average interest rate used above is the average interest rate we estimate will be applicable based on historical rates. The revolving loan portion of our Credit Facility bears interest at adjustable rates. An increase of 1/8% in the interest rate applicable to the revolving loan portion of the Credit Facility would result in an increase in pro forma interest expense of approximately $100,000 and $50,000 and pro forma net income of $27.5 million and $19.9 million for the twelve months ended December 31, 2002 and the six months ended June 30, 2003, respectively.

(h)	To adjust federal and state income taxes to a combined rate of 38.75% for the twelve months ended December 31, 2002 and 38.75% for the six months ended June 30, 2003 to reflect our overall pro forma effective tax rate.

(i)	To reflect the historical results of ISI for the period January 1, 2003 through May 23, 2003, the audited financial statements of ISI for the twenty-five week period ended May 23, 2003 were adjusted by subtracting the operating results for the month of December 2002 from the twenty-five week period.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents our selected historical consolidated financial data as of and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 and the six months ended June 30, 2003 and 2002. The selected historical consolidated financial data as of and for the years ended December 31, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of and for the years ended December 31, 1999 and 1998 have been derived from our audited consolidated financial statements not included in this prospectus. The selected historical consolidated financial data as of and for the six months ended June 30, 2003 and 2002, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. These results are not necessarily indicative of the results that may be expected for any future period and are not comparable between prior periods as a result of business acquisitions consummated in 1998, 1999, 2000, 2001 and 2003. Results of operations of these acquired businesses are included in our consolidated financial statements for the periods subsequent to the respective dates of acquisition. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

You should read the selected financial and operating data presented below in conjunction with “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our financial statements and their related notes appearing elsewhere in this prospectus.

	Year ended December 31,					Six months ended June 30,
	1998	1999(a)	2000	2001(a)	2002(a)	2002	2003
	(in thousands, except per share data)
Consolidated Statement of Operations:
Revenues	$249,776	$400,850	$542,807	$715,023	$825,826	$394,566	$482,684
Costs of revenues	221,588	353,245	474,924	627,342	711,328	341,693	416,006

Gross profit	28,188	47,605	67,883	87,681	114,498	52,873	66,678
General and administrative expenses	15,401	27,926	38,592	51,442	48,197	21,381	27,419
Amortization of non-compete agreements	530	909	866	349	—	—	18
Goodwill amortization	1,814	3,440	4,714	6,704	—	—	—
Other intangible amortization	—	—	2,673	2,321	1,907	954	1,022

Total operating expenses	17,745	32,275	46,845	60,816	50,104	22,335	28,459

Operating income	10,443	15,330	21,038	26,865	64,394	30,538	38,219
Other income	—	—	—	—	417	360	—
Gains on sales and closures of business	—	—	—	4,046	—	—	—
Gains on sales of investments and other, net	—	2,585	—	—	—	—	—
Interest expense, net of interest income	6,893	19,002	26,513	26,353	21,626	15,083	6,553
Minority interest in (earnings) losses of subsidiaries	(26)	(39)	32	(38)	(18)	(8)	(32)

Income (losses) before provision for (benefit from) income taxes	3,524	(1,126)	(5,443)	4,520	43,167	15,807	31,634
Provision for (benefit from) income taxes	1,852	401	(153)	4,602	16,723	6,164	12,250

Net income (loss)	$1,672	$(1,527)	$(5,290)	$(82)	$26,444	$9,643	$19,384

Basic earnings (loss) per common share:
Net income (loss)	$0.07	$(0.06)	$(0.22)	$(0.01)	$0.82	$0.32	$0.56

Weighted average shares outstanding	23,591	23,785	23,787	23,787	32,163	30,031	34,577
Diluted earnings (loss) per common share:
Net Income (loss)	$0.07	$(0.06)	$(0.22)	$(0.01)	$0.78	$0.30	$0.53

Weighted average shares outstanding	23,591	23,785	23,787	23,787	34,022	32,573	36,681

	Year ended December 31,					Six months ended June 30,
	1998	1999(a)	2000	2001(a)	2002(a)	2002	2003
	(in thousands)

Other Financial and Operating Data:
EBITDA(b)	$15,869	$25,978	$36,347	$47,357	$70,994	$34,187	$41,055
Cash flow from (used in) operating activities	(8,503)	11,767	17,101	37,879	(1,722)	(2,000)	23,772
Cash flow from (used in) investing activities	(35,388)	(111,672)	(28,912)	(1,707)	(1,423)	(1,286)	(93,287)
Cash flow from (used in) financing activities	43,396	100,957	12,036	(35,676)	5,481	6,696	69,078
Capital expenditures	2,089	4,761	6,584	2,181	3,225	1,286	1,477
Depreciation	3,108	3,753	7,024	7,110	4,294	2,343	1,828

Balance Sheet Data (end of period):
Cash and cash equivalents	$157	$1,209	$1,434	$1,930	$4,266	$5,340	$3,829
Working capital	33,857	48,818	56,841	27,559	80,390	60,547	91,251
Total assets	136,544	278,691	324,423	306,651	364,692	329,033	468,531
Long-term debt, including current portion	90,851	212,301	237,695	202,905	105,701	108,950	173,202
Stockholders’ equity (deficit)	5,603	3,672	(1,576)	(3,442)	128,829	109,215	150,992

(a)	On January 1, 2003, we adopted SFAS No. 145, and as a result, reclassified $4.2 million ($2.6 million net of tax) of losses, $519,000 ($330,000 net of tax) of gains and $772,000 ($463,000 net of tax) of loss previously recorded as extraordinary items in 2002, 2001 and 1999, respectively, to interest expense, net of interest income. Additionally, the tax impact as a result of these reclassifications has been adjusted in the tax provision amounts shown.
(b)	“EBITDA,” as defined, represents net income (loss), plus income taxes, depreciation, amortization and net interest expense. EBITDA is a key financial measure but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with GAAP). We believe that EBITDA is a useful supplement to net income and other income statement data. Management also uses this measurement as part of its evaluation of core operating results and underlying trends. However, EBITDA, which does not represent operating income or net cash provided by operating activities as those items are defined under GAAP, should not be considered to be an alternative to operating income or cash flow from operations or indicative of whether cash flows will be sufficient to fund our future cash requirements. In addition, the EBITDA measure presented herein may not be comparable to similarly titled measures used by other companies. The computations of EBITDA are as follows:

	Year ended December 31,					Six months ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	($ in thousands)

Net income (loss)	$1,672	$(1,527)	$(5,290)	$(82)	$26,444	$9,643	$19,384
Provision for (benefit from) income taxes	1,852	401	(153)	4,602	16,723	6,164	12,250
Interest expense, net	6,893	19,002	26,513	26,353	21,626	15,083	6,553
Depreciation and amortization	5,452	8,102	15,277	16,484	6,201	3,297	2,868

EBITDA	$15,869	$25,978	$36,347	$47,357	$70,994	$34,187	$41,055

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. Some of the statements in the following discussion are forward-looking statements. See “Forward-Looking Statements.”

General

We are a leading provider of information technology solutions and advanced systems engineering services to government clients as measured by revenue. We design, integrate, maintain and upgrade state-of-the-art information systems for national defense, intelligence, emergency response and other high priority government missions. We also provide many of our government clients with the systems analysis, integration and program management skills necessary to manage their mission systems development and operations.

We have a broad client and contract base and a diverse contract mix. We currently serve over 1,000 U.S. federal government clients in more than 50 government agencies, as well as state and foreign governments. For the six months ended June 30, 2003, approximately 81% of our revenues were derived from contracts with the DOD, and intelligence agencies, and approximately 18% from civilian agencies of the U.S. federal government. For the six months ended June 30, 2003, we estimate that approximately 90% of our revenues were from contracts where we were the prime contractor. Our diverse contract base has approximately 470 active contracts, including ISI, and more than 3,000 active task orders. For the six months ended June 30, 2003, our largest contract or task order accounted for approximately 8% of our revenues. We have a diverse mix of contract types, with approximately 40%, 32% and 28% of our revenues for the six months ended June 30, 2003 derived from time and materials, cost-plus, and fixed price contracts, respectively. In addition, we generally do not pursue fixed price software development contracts that may create financial risk. Additionally, we have contracts with an estimated remaining contract value, including ISI, of $5.2 billion as of June 30, 2003, of which $556.6 million is funded backlog. Our contracts, including ISI, have a weighted-average term of approximately eight years. From December 31, 1999 to June 30, 2003, our estimated remaining contract value, including ISI, increased at a 29% compound annual growth rate. As of June 30, 2003, excluding ISI, our estimated remaining contract value, was $4.6 billion, an approximately 20% increase over the value at June 30, 2002.

Description of Critical Accounting Policies

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates including those related to uncollected accounts receivable and other contingent liabilities, revenue recognition and goodwill and other intangible assets. Management bases its estimates on historical experience and on various other factors that are believed to be reasonable at the time the estimates are made. Actual results may differ from these estimates under different assumptions or conditions. Management believes that our critical accounting policies which require more significant judgments and estimates in the preparation of our consolidated financial statements are revenue recognition, costs of revenues, goodwill impairment, long-lived assets and identifiable intangible asset impairment and business combinations.

Revenue Recognition

For the six months ended June 30, 2003, we estimate that approximately 98% of our revenues were derived from services and approximately 2% from product sales. Services are performed under contracts that may be categorized into three primary types: time and materials, cost-plus reimbursement and fixed price. Revenue for time and materials contracts is recognized as time is spent at hourly rates, which are negotiated with the customer. Time and materials contracts are typically more profitable than cost-plus contracts because of our ability to negotiate rates and manage costs on those contracts. Revenue is recognized under cost-plus contracts on the basis of direct and indirect costs incurred plus a negotiated profit calculated as a percentage of costs or as a performance-based award fee. Cost-plus type contracts provide relatively less risk than other contract types because we are reimbursed for all direct costs and certain indirect costs, such as overhead and general and administrative expenses, and we are paid a fee for work performed. For cost-plus award fee type contracts, we recognize the expected fee to be awarded by the customer at the time such fee can be reasonably estimated, based on factors such as our prior award experience and communications with the customer regarding our performance, including any interim performance evaluations rendered by the customer. Revenues are recognized under substantially all fixed price contracts based on the percentage-of-completion basis, using the cost-to-cost method for all services provided. For non-service related fixed price contracts, revenues are recognized as units are delivered (the units-of-delivery method).

We recognize revenues under our U.S. federal government contracts when a contract is executed, the contract price is fixed and determinable, delivery of the services or products has occurred, the contract is funded and collectibility of the contract price is considered probable. Our contracts with agencies of the U.S. federal government are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or ratably throughout the term of the contract as the services are provided. From time to time we may proceed with work based on customer direction pending finalization and signing of contractual funding documents. We have an internal process for approving any such work. All revenue recognition is deferred during periods in which funding is not received. Costs incurred during such periods are deferred if the receipt of funding is assessed as probable. In evaluating the probability of funding being received, we consider our previous experiences with the customer, communications with the customer regarding funding status, and our knowledge of available funding for the contract or program. If funding is not assessed as probable, costs are expensed as they are incurred.

We recognize revenues under our U.S. federal government contracts based on allowable contract costs, as mandated by the U.S. federal government’s cost accounting standards. The costs we incur under U.S. federal government contracts are subject to regulation and audit by certain agencies of the U.S. federal government. Historically, contract cost disallowances resulting from government audits have not been significant. We may be exposed to variations in profitability, including potential losses, if we encounter variances from estimated fees earned under award fee contracts and estimated costs under fixed price contracts.

We generally do not pursue fixed price software development work that may create material financial risk. We do, however, provide services under fixed price labor hour and fixed price level of effort contracts, which represent similar levels of risk as time and materials contracts. Our contract mix was approximately 40% time and materials, 32% cost-plus and 28% fixed price (a substantial majority of which were fixed price level of effort) during the six months ended June 30, 2003. The contract mix can change over time depending on contract awards and acquisitions. For example, ISI has a higher proportion of cost plus contracts which we believe provides us with an opportunity to migrate those contracts to higher margin time and materials and fixed-price labor work. Under cost-plus contracts, operating profits are statutorily limited to 15% but typically range from 5% to 7%. Under fixed price and time and materials contracts, margins are not subject to statutory limits. However, the U.S. federal government’s objective in negotiating such contracts is to seldom allow for operating profits in excess of 15%. Due to competitive pressures, operating profits on such contracts are often less than 10%.

We maintain reserves for uncollectible accounts receivable which may arise in the normal course of business. Historically, we have not had significant write-offs of uncollectible accounts receivable. However, we do perform work on many contracts and task orders, where on occasion, issues may arise, which could lead to accounts receivable not being fully collected.

Costs of Revenues

Our costs are categorized as either direct or indirect costs. Direct costs are those that can be identified with and allocated to specific contracts and tasks. They include labor, fringe (vacation time, medical/dental, 401K plan matching contribution, tuition assistance, employee welfare, worker’s compensation and other benefits), subcontractor costs, consultant fees, travel expenses and materials. Indirect costs are either overhead or general and administrative expenses. Indirect costs cannot be identified with specific contracts or tasks, and to the extent that they are allowable, they are allocated to contracts and tasks using appropriate government-approved methodologies. Costs determined to be unallowable under the Federal Acquisition Regulations cannot be allocated to projects. Our principal unallowable costs are interest expense, amortization expense for separately identified intangibles from acquisitions and certain general and administrative expenses. A key element to our success has been our ability to control indirect and unallowable costs, enabling us to profitably execute our existing contracts and successfully bid for new contracts. In addition, with the acquisition of new companies, we have been able to manage our indirect costs and improve operating margins by integrating the indirect cost structures and realizing opportunities for cost synergies.

Goodwill Impairment

Goodwill relating to our acquisitions represents the excess of cost over the fair value of net tangible and separately identifiable intangible assets acquired, and has a carrying amount of approximately $213.6 million and $138.6 million as of June 30, 2003 and December 31, 2002, respectively. The $75.0 million increase in goodwill was related to the acquisition of ISI in May 2003. For acquisitions completed prior to July 1, 2001, and until the adoption of SFAS No. 141 and SFAS No. 142 on January 1, 2002, goodwill was amortized on a straight-line basis over periods ranging from twenty to thirty years. Determination of the amortization period was dependent on the nature of the operations acquired. Effective January 1, 2002, we adopted SFAS No. 142, and no longer amortize goodwill, but rather test our goodwill for impairment at least annually using a fair value approach.

We completed our transition analysis under SFAS No. 142 as of June 30, 2002 and our annual impairment analysis as of September 30, 2002, noting no indications of impairment for any of our reporting units. As of June 30, 2003, there have been no events or circumstances that would indicate an impairment test should be performed sooner than our planned annual test as of September 30, 2003.

Long-Lived Assets and Identifiable Intangible Asset Impairment

The carrying amount of long-lived assets and identifiable intangible assets was approximately $18.2 million and $12.7 million at June 30, 2003 and December 31, 2002, respectively. Of the $18.2 million at June 30, 2003, approximately $6.7 million of the assets are related to our acquisition of ISI. Long-lived assets and identifiable intangible assets, which includes property, equipment and contract backlog, are evaluated for impairment when events occur that suggest that such assets may be impaired. Such events could include, but are not limited to, the loss of a significant customer or contract, decreases in U.S. federal government appropriations or funding of certain programs, or other similar events. None of these events occurred for the six months ended June 30, 2003. We determine if an impairment has occurred based on a comparison of the carrying amount of such assets to the future undiscounted net cash flows, excluding charges for interest. If considered impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds their estimated fair value, as determined by an analysis of discounted cash flows using a discounted interest rate based on our cost of capital and the related risks of recoverability.

In evaluating impairment, we consider, among other things, our ability to sustain our current financial performance on contracts and tasks, our access to and penetration of new markets and customers and the duration of, and estimated amounts from, our contracts. Any uncertainty of future financial performance is dependent on the ability to maintain our customers and the continued funding of our contracts and tasks by the government. Over the past four years, we have been able to win nearly all of our contracts that have been recompeted. In addition, we have been able to sustain financial performance through indirect cost savings from our acquisitions, which have generally resulted in either maintaining or improving margins on our contracts and tasks. If we are required to record an impairment charge in the future, it would have an adverse impact on our results of operations.

Business Combinations

We apply the provisions of SFAS No. 141, Business Combinations, whereby the net tangible and separately identifiable intangible assets acquired and liabilities assumed are recognized at their estimated fair market values at the acquisition date. The purchase price in excess of the estimated fair market value of the net tangible and separately identifiable intangible assets acquired represents goodwill. The allocation of the purchase price related to our business combinations involves significant estimates and management judgment that may be adjusted during the allocation period, but in no case beyond one year from the acquisition date. Costs incurred related to successful business combinations are capitalized as costs of business combinations, while costs incurred by us for unsuccessful or terminated acquisition opportunities are expensed when we determine that such opportunities will no longer be pursued. Costs incurred related to probable business combinations are deferred.

On May 23, 2003, we purchased all of the outstanding stock of ISI, a provider of secure identification and access management solutions, military logistics and training systems, based in Annandale, Virginia, for a total purchase price of approximately $92.3 million, including transaction costs of approximately $665,000. The transaction was accounted for in accordance with Statement of Financial Accounting Standards, or “SFAS,” No. 141, Business Combinations, whereby the net tangible and identifiable intangible assets acquired and liabilities assumed were recognized at their estimated fair market values at the date of acquisition, based on preliminary estimates made by management. The identifiable intangible assets consisted of $3.5 million in contracts and related customer relationships and a $500,000 non-compete agreement. The contracts and related customer relationships were preliminarily valued based on an independent appraisal and have an expected useful life of 5.3 years. The non-compete value was based on the consideration paid for the agreement and is being amortized straight-line over the three year term of the agreement. Goodwill arising from the transaction is not being amortized in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

Certain of the estimates related to our acquisition of ISI are preliminary as we are awaiting the finalization of appraisals and other studies before the identification and valuation of intangible assets can be completed, which is expected in the third quarter of 2003.

Acquisitions, Divestitures and Business Closures

The following table summarizes our acquisitions, divestitures and business closures.

Name	Status	Acquisition Date	Revenues for the most recently completed fiscal year ended prior to acquisition
			(in thousands)
ACQUISITIONS
Vector Data Systems	Acquired	August 1997	$35,600
Techmatics	Acquired	May 1998	56,700
Analysis & Technology	Acquired	June 1999	170,400
Sherikon	Acquired	October 2000	62,700
SIGCOM Training	Acquired	July 2001	12,500
ISI	Acquired	May 2003	130,500

Name	Status	Divestiture/Closure Date	Revenues for the twelve months ended prior to divestiture/closure
			(in thousands)
DIVESTITURES/CLOSURES
CITE	Sold	June 2001	$2,411
IMC	Sold	July 2001	21,710
DisplayCheck	Sold	April 2002	270
STSR	Closed	December 2001	3,427

Acquisitions

In 1996, we were formed by certain of the Caxton-Iseman stockholders. On April 1, 1996, we acquired all of the outstanding stock of Anteon Virginia (then known as Ogden Professional Services Corporation) from Ogden Corporation in a leveraged transaction. Anteon Virginia provided information technology and network system services primarily to the U.S. government and its agencies. We paid an aggregate consideration of approximately $40.4 million to Ogden, including transaction costs. The acquisition was accounted for using the purchase method of accounting.

Vector Data Systems—On August 29, 1997, we acquired all of the outstanding stock of Vector Data Systems, Inc., or “Vector Data,” including Vector Data’s eighty percent equity interest in Vector Data Systems (UK) Limited, collectively, “Vector.” Vector supplied specialized information systems and services for the collection, analysis and distribution of military intelligence data. The aggregate consideration paid by us was approximately $19.0 million, including transaction costs. The acquisition was accounted for using the purchase method of accounting.

Techmatics—On May 29, 1998, we acquired all of the outstanding stock of Techmatics, an established provider of systems engineering and program management services for large-scale military system development, including the Navy’s surface ship fleet, on-ship combat systems and missile defense programs. The aggregate consideration paid by us was approximately $45.9 million, including transaction costs. The acquisition was accounted for using the purchase method of accounting.

Analysis & Technology—On June 23, 1999, we acquired all of the outstanding stock of Analysis & Technology, Inc., or “A&T,” a provider of systems and engineering technologies, technology-based training systems, and information technologies to the U.S. government and commercial customers, for an aggregate consideration, including transaction costs, of approximately $115.6 million. The acquisition was accounted for using the purchase method of accounting.

Sherikon—On October 20, 2000, we purchased all of the outstanding stock of Sherikon, a technology solutions and services firm, for an aggregate consideration, including transaction costs, of approximately $34.8 million. The acquisition was accounted for using the purchase method of accounting.

SIGCOM Training—On July 20, 2001, we acquired the assets, contracts and personnel of the training systems division of SIGCOM, Inc., for an aggregate consideration of $11.4 million, including transaction costs. The training systems division of SIGCOM, Inc. is a provider of sophisticated simulation systems used by the most advanced military and government organizations around the world, including the U.S. Army, U.S. Marine Corps, U.S. Navy Seals, the FBI, SWAT teams, British Special Forces and NATO troops, to help acclimate members of the armed forces to combat conditions in urban areas. The acquisition was accounted for using the purchase method of accounting.

Information Spectrum, Inc.—On May 23, 2003, we purchased all of the issued and outstanding stock of ISI, a provider of secure identification and access management solutions, military logistics and training systems, based in Annandale, Virginia, for a total purchase price of approximately $92.3 million, including transaction costs of approximately $665,000. The acquisition was accounted for using the purchase method of accounting.

Statements of Operations

The following is a description of certain line items from our statement of operations.

Revenues for the six months ended June 30, 2003 include the operations of ISI for the five week period beginning May 23, 2003, the date of the acquisition, through June 30, 2003.

Costs of revenues include direct labor and fringe costs for program personnel and direct expenses incurred to complete contracts and task orders. Costs of revenues also include depreciation, overhead, and other direct contract costs, which comprise subcontract work, consultant fees, and materials. Overhead consists of indirect costs relating to operational managers, rent/facilities, administration, travel and other expenses.

General and administrative expenses are primarily for corporate functions such as management, legal, finance and accounting, contracts and administration, human resources, company management information systems and depreciation, and also include other unallowable costs such as marketing, certain legal fees and reserves.

Amortization expenses relate to intangible assets from our acquisitions. These intangible assets represent contracts and related customer relationships acquired as part of our acquisitions of A&T, Sherikon, Inc., the training division of SIGCOM, Inc., and ISI. Amortization expenses also include costs associated with a non-compete agreement related to the ISI acquisition.

Interest expense is primarily for our 12% Notes, our term loan and revolving Credit Facility, our subordinated debt and subordinated convertible promissory notes held by our stockholders prior to their repayment or conversion in connection with our IPO, and other miscellaneous interest costs.

Other income is from non-core business items such as gains on the sales and closures of businesses and investments.

Funded Backlog and Estimated Contract Value

Each year a significant portion of our revenue is derived from existing contracts with our government clients, and a portion of the revenue represents work related to maintenance, upgrade or replacement of systems under contracts or projects for which we are the incumbent provider. Proper management of contracts is critical to our overall financial success and we believe that effective management of costs makes us competitive on price. Historically, we believe that our demonstrated performance record and service excellence have enabled us to maintain our position as an incumbent service provider on more than 90% of our contracts that have been recompeted. We have increased our total estimated contract value, including ISI, by approximately $884.4 million from $4.3 billion at December 31, 2002 to $5.2 billion at June 30, 2003, of which $556.6 million was funded backlog as of June 30, 2003. As of June 30, 2003, the ISI estimated contract value was $530.7 million, of which $64.9 million was funded backlog.

Our total estimated contract value represents the aggregate estimated contract revenue expected to be earned by us at a given time over the remaining life of our contracts. When more than one company is awarded a contract for a given work requirement, we include in total estimated contract value only our estimate of the contract revenue we expect to earn over the remaining term of the contract. Funded backlog is based upon amounts actually appropriated by a customer for payment for goods and services. Because the U.S. federal government operates under annual appropriations, agencies of the U.S. federal government typically fund contracts on an incremental basis. Accordingly, the majority of the total estimated contract value is not funded backlog. Our estimated contract value is based on our experience under contracts and we believe our estimates to be reasonable. However, there can be no assurance that our existing contracts will result in actual revenues in any particular period or at all. These amounts could vary depending upon government budgets and appropriations.

In addition, we are periodically asked to work at-risk on projects. At-risk means that the customer has asked us to work, or to continue working, on a project even though there are no funds appropriated and released for payment. In most cases, the government is in the process of funding the contract or tasks and makes the request to avoid disruptions to the project. Historically, we have not recorded any significant write-offs because funding was not ultimately received.

Results of Operations

Our historical consolidated financial statements do not reflect the full-year impact of the operating results of a number of our acquisitions, divestitures and closures, since such operating results are only included or excluded from our results from the date of acquisition, divestiture or closure, as applicable. In addition, our operating results from period to period may not be comparable with future results because of the incurrence of a number of expenses as discussed below and the impact of the allocation and amortization principles of SFAS 142.

The following table sets forth our results of operations based on the amounts and percentage relationship of the items listed to contract revenues during the period shown:

	Six Months Ended June 30,
	2002		2003
	($ in thousands, except percentages)
Revenues	$394,566	100.0%	$482,684	100.0%
Costs of revenues	341,693	86.6	416,006	86.2

Gross profit	52,873	13.4	66,678	13.8
Operating expenses:
General and administrative expenses	21,381	5.4	27,419	5.7
Amortization of non-compete agreement	—	—	18	—
Other intangibles amortization	954	0.3	1,022	0.2

Total operating expenses	22,335	5.7	28,459	5.9

Operating income	30,538	7.7	38,219	7.9
Other income, net	360	0.2	—	—
Interest expense, net	15,083	3.9	6,553	1.4
Minority interest in earnings of subsidiaries	(8)	—	(32)	—

Income before income taxes	15,807	4.0	31,634	6.5
Provision for income taxes	6,164	1.6	12,250	2.5

Net income	$9,643	2.4%	$19,384	4.0%

	Year Ended December 31,
	2000		2001(1)		2002(1)
	($ in thousands, except percentages)
Revenues	$542,807	100.0%	$715,023	100.0%	$825,826	100.0%
Costs of revenues	474,924	87.5	627,342	87.7	711,328	86.1

Gross profit	67,883	12.5	87,681	12.3	114,498	13.9
Operating expenses:
General and administrative expenses	38,592	7.1	51,442	7.2	48,197	5.8
Amortization of non-compete agreement	866	0.1	349	—	—	—
Goodwill amortization	4,714	0.9	6,704	0.9	—	—
Other intangibles amortization	2,673	0.5	2,321	0.4	1,907	0.3

Total operating expenses	46,845	8.6	60,816	8.5	50,104	6.1

Operating income	21,038	3.9	26,865	3.8	64,394	7.8
Other income, net	—	—	—	—	417	—
Gains on sales and closure of business	—	—	4,046	0.6	—	—
Interest expense, net	26,513	4.9	26,353	3.8	21,626	2.6
Minority interest in (earnings) losses of subsidiaries	32	—	(38)	—	(18)	—

Income (loss) before provisions for (benefit from) income taxes	(5,443)	(1.0)	4,520	0.6	43,167	5.2
Provision for (benefit from) income taxes	(153)	—	4,602	0.6	16,723	2.0

Net income (loss)	$(5,290)	(1.0%)	$(82)	0.0%	$26,444	3.2%

(1)	On January 1, 2003, we adopted SFAS No. 145, and as a result, reclassified $4.2 million ($2.6 million net of tax) of losses and $519,000 ($330,000 net of tax) of gains previously recorded as extraordinary items in 2002 and 2001, respectively, to interest expense, net of interest income. Additionally, the tax impact as a result of these reclassifications has been adjusted in the tax provision amounts shown.

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

Revenues

For the six months ended June 30, 2003, revenues increased by $88.1 million, or 22.3%, to $482.7 million from $394.6 million for the six months ended June 30, 2002. The revenues contributed by ISI, which we acquired on May 23, 2003, totaled approximately $11.6 million for the period ended June 30, 2003, indicating organic growth of 19.4%. We define organic growth as the increase in revenues excluding the revenues associated with acquisitions, divestitures and closures of businesses in comparable periods. We believe organic growth is a useful supplemental measure to revenue. Management uses organic growth as part of its evaluation of core operating results and underlying trends. The increase in revenue was primarily driven by growth in the following contracts: Secretary of the Air Force Technical and Analytical Support, Battlefield Information Collection Exploitation Systems, contracts with the U.S. Army for military operations on urban terrain, ANSWER and our Professional Engineering Services schedule contract, and our other GSA contracts.

Costs of Revenues

For the six months ended June 30, 2003, costs of revenues increased by $74.3 million, or 21.7%, to $416.0 million from $341.7 million for the six months ended June 30, 2002. Costs of revenues as a percentage of revenues decreased to 86.2% from 86.6%. The increase in costs of revenues was due primarily to the corresponding growth in revenues resulting from internal growth and revenues attributable to ISI. The majority of the increase in cost of revenues for the six month period ended June 30, 2003 was due to a $28.6 million increase in direct labor and fringe and a $45.1 million increase in other direct contract costs, respectively. In addition, the increase in cost of revenues was partially offset by a modification of our treatment of certain overhead expenses which were reclassified as general and administrative expenses as requested by the government.

For the six months ended June 30, 2003, gross profit increased $13.8 million, or 26.1%, to $66.7 million from $52.9 million for the six months ended June 30, 2002. Gross margin was 13.8% compared to 13.4% for the corresponding period in 2002. The increase in gross margin was driven primarily by indirect cost control and an increase in higher margin time and material contracts offset by an increase in other direct costs.

General and Administrative Expenses

For the six months ended June 30, 2003, general and administrative expenses increased $6.0 million, or 28.2%, to $27.4 million from $21.4 million for the six months ended June 30, 2002. General and administrative expenses, as a percentage of revenues, increased to 5.7% from 5.4%. The increase was primarily attributable to the corresponding growth in revenue and a modification of our treatment of certain overhead expenses which were reclassified as general and administrative expenses as requested by the government.

Amortization

The increase in amortization expense is due to the amortization of intangible assets resulting from the ISI acquisition. For the six months ended June 30, 2003, amortization expenses increased $86,000, or 9.0%, to $1.0 million from $954,000 for the comparable period in 2002. Amortization as a percentage of revenues decreased to 0.2% from 0.3% for the six months ended June 30, 2003.

Operating Income

For the six month period ended June 30, 2003, operating income increased $7.7 million, or 25.2%, to $38.2 million from $30.5 million for the six months ended June 30, 2002. Operating income as a percentage of revenues increased to 7.9% for the six month period ended June 30, 2003 from 7.7% for the same period in 2002, primarily as a result of an increase in revenues and gross profit.

Other Income

For the six months ended June 30, 2003, we did not have any other income. Other income for the six months ended June 30, 2002 includes a gain on the sale of Displaycheck assets, a previously closed business, and receipt of insurance proceeds for lost equipment previously recorded as a loss.

Interest Expense, Net

For the six months ended June 30, 2003, interest expense, net of interest income, decreased $8.5 million, or 56.6%, to $6.6 million from $15.1 million for the six months ended June 30, 2002. The expense during this period included interest on the 12% Notes, term loan and revolving loan portions of our Credit Facility. The decrease in interest expense was due primarily to a reduction in our debt using proceeds from our initial public offering on March 15, 2002, and interest earned on excess funds available from the proceeds of the initial public offering. Interest expense in 2002 includes $1.9 million of previously unrecognized losses related to the termination of approximately $30.0 million in interest rate swaps. Also included in the 2002 amounts is $4.2 million related to prepayment penalties and write-off of deferred financing costs.

Provision for Income Taxes

As a result of our tax planning strategies and our acquisition of ISI, our effective tax rate for the six months ended June 30, 2003 was 38.7%, compared with an effective tax rate of 39.0% for the six months ended June 30, 2002.

2002 Compared with 2001

Revenues

For the twelve months ended December 31, 2002, revenues increased to $825.8 million, or 15.5%, from $715.0 million for the twelve months ended December 31, 2001. The increase in revenues was attributable to organic growth and the full year 2002 impact of the acquisition of SIGCOM Training in July 2001, which contributed revenues of approximately $23.1 million in 2002 and approximately $7.9 million in 2001. This increase was offset in part by the sale of the commercial business of Interactive Media Corporation, or “IMC,” on July 20, 2001, which contributed $11.7 million in revenue through the sale date and the sale or closure of other businesses in 2001, which contributed revenues of approximately $6.7 million. For the twelve months ended December 31, 2002, our revenues grew organically by approximately 16.5% to $802.7 million from $688.7 million for the year ended December 31, 2001. We define organic growth as the increase in revenues excluding the revenues associated with acquisitions, divestitures and closures of businesses in comparable periods. We believe organic growth is a useful supplemental measure to revenue. Management uses organic growth as part of its evaluation of core operating results and underlying trends. Our organic growth was primarily attributable to growth in contracts for the development of information technology, communications systems for the intelligence community, training, modeling and simulation across our Department of Defense customer base, support for U.S. Navy programs and support for U.S. Air Force acquisition and operations.

Costs of Revenues

For the twelve months ended December 31, 2002, costs of revenues increased by $84.0 million, or 13.4%, to $711.3 million from $627.3 million for the twelve months ended December 31, 2001. For the twelve months ended December 31, 2002, costs of revenues as a percentage of revenues decreased to 86.1% from 87.7% for the twelve months ended December 31, 2001. The costs of revenues increase was due primarily to the corresponding growth in revenues resulting from organic growth and our acquisition of SIGCOM Training. The gross margin increased from 12.3% for the twelve months ended December 31, 2001 to 13.9% for the twelve months ended December 31, 2002, primarily due to reductions in overhead expenses and depreciation. Depreciation decreased from $7.1 million in 2001 to $4.3 million in 2002. Most of the decrease was due to the curtailment of operations of CITI-SIUSS LLC in 2001 and completion of the remaining software depreciation during the first half of 2001.

General and Administrative Expenses

For the twelve months ended December 31, 2002, general and administrative expenses decreased $3.2 million, or 6.3%, to $48.2 million from $51.4 million for the twelve months ended December 31, 2001. General and administrative expenses for the twelve months ended December 31, 2002, as a percentage of revenues, decreased to 5.8% from 7.2%. Certain items totaling $6.6 million that were incurred in the twelve months ended December 31, 2001, but were not incurred in the twelve months ended December 31, 2002, included a $3.6 million fee payable to Caxton-Iseman Capital, Inc. in connection with the termination of our management fee agreement as of December 31, 2001, management fees of $1.0 million paid to Caxton-Iseman Capital, Inc., a $750,000 write-down of the carrying value of our North Stonington, Connecticut facility, a $600,000 settlement and $497,000 in legal fees incurred in the first quarter of 2001 for matters relating to a dispute with a former subcontractor, and a $181,000 severance charge relating to the termination of a former A&T executive. General and administrative expenses for the twelve months ended December 31, 2001 also included costs related to several businesses which were either sold or closed during 2001, including IMC, Center for Information Technology Education or “CITE,” DisplayCheck and South Texas Ship Repair, Inc., or “STSR.”

Amortization

For the twelve months ended December 31, 2002, amortization expenses decreased $7.5 million, or 79.7%, to $1.9 million from $9.4 million for the twelve months ended December 31, 2001. Amortization as a percentage of revenues was 1.3% for the twelve months ended December 31, 2001. The decrease in amortization expenses was primarily attributable to the adoption of SFAS No. 142 as of January 1, 2002, which eliminated further amortization of goodwill. In addition, for the twelve months ended December 30, 2001, we wrote off $1.0 million in goodwill associated with the closure of STSR in 2001. See the notes to our consolidated financial statements included elsewhere in this prospectus.

Operating Income

For the twelve months ended December 31, 2002, operating income increased $37.5 million, or 139.7%, to $64.4 million from $26.9 million for the twelve months ended December 31, 2001. Operating income as a percentage of revenues increased to 7.8% for the twelve months ended December 31, 2002 from 3.8% for the twelve months ended December 31, 2001.

Interest Expense, Net

For the twelve months ended December 31, 2002, interest expense, net of interest income, decreased $4.7 million, or 17.9%, to $21.6 million from $26.4 million for the twelve months ended December 31, 2001. The decrease in interest expense was due primarily to a reduction in our debt as a result of our initial public offering in March 2002, which generated $75.2 million in net cash, and the conversion of our $22.5 million subordinated convertible promissory note held by Azimuth Tech. II LLC, one of our principal stockholders. In addition, interest expense decreased as a result of lower borrowing rates in 2002 compared with 2001. Interest expense in 2002 includes $1.9 million of previously unrecognized losses related to the termination of approximately $30.0 million in interest rate swaps. Also included in the 2002 amount is $4.2 million related to prepayment penalties and write-off of deferred financing costs.

Other Income

For the twelve months ended December 31, 2002, other income decreased $3.6 million to $417,000 from $4.0 million for the twelve months ended December 31, 2001. Other income for the twelve months ended December 31, 2002 included a gain on the sale of DisplayCheck assets and receipt of insurance proceeds for misappropriated equipment previously recorded as a loss. Other income for the twelve months ended December 31, 2001 was primarily comprised of gains on sales and closure of businesses of $4.0 million. Gains on sales and closure of businesses consisted of a $100,000 gain on the sale of CITE’s assets and $487,000 representing the remaining minority interest as of the date of curtailment of operations of CITI-SIUSS, LLC. In addition, for the twelve months ended December 31, 2001, we sold IMC as discussed above, resulting in a gain of $3.5 million.

Provision for Income Taxes

Our effective tax rate for the twelve months ended December 31, 2002 was 38.7%, compared with 101.8% for the twelve months ended December 31, 2001, primarily due to a reduction in non-deductible goodwill amortization expense as a result of the implementation of SFAS No. 142 as of January 1, 2002.

2001 Compared with 2000

Revenues

For the twelve months ended December 31, 2001, revenues increased to $715.0 million, or 31.7%, from $542.8 million for the twelve months ended December 31, 2000. The increase in revenues was attributable to organic growth, a full year of revenue from Sherikon, which was acquired in October 2000, and the acquisition of SIGCOM Training. These increases were offset in part by the sale of the commercial business of IMC on July 20, 2001 and the sale or closure of other businesses in 2001, which contributed revenues of approximately $6.7 million and $5.0 million for the twelve month periods ended December 31, 2001 and December 31, 2000, respectively. IMC’s revenues for the commercial division were $11.7 million and $18.1 million during the twelve month periods ended December 31, 2001 and December 31, 2000, respectively. For the twelve months ended December 31, 2001, our revenues grew organically by approximately 22.9% to $620.0 million from $504.5 million for the year ended December 31, 2000. We define organic growth as the increase in revenues excluding the revenues associated with acquisitions, divestitures and closures of businesses in comparable periods. We believe organic growth is a useful supplemental measure to revenue. Management uses organic growth as part of its evaluation of core operating results and underlying trends. This growth was driven in part by the expansion of work on several large contracts with the U.S. Army, FEMA, Office of the Secretary of Defense, GSA and U.S. Postal Service. In addition, we won several new contracts, including contracts with the Secretary of the Air Force, the U.S. Army Battle Simulation Center and the U.S. Navy. Sherikon provided $68.7 million in revenue during the twelve month period ended December 31, 2001, an increase of $53.5 million from the twelve month period ended December 31, 2000, during which Sherikon was only included for the period subsequent to its acquisition. SIGCOM Training, which was acquired in July 2001, provided an additional $7.9 million in revenue subsequent to its acquisition.

Costs of Revenues

For the twelve month period ended December 31, 2001, costs of revenues increased by $152.4 million, or 32.1%, to $627.3 million from $474.9 million for the twelve month period ended December 31, 2000. Costs of revenues as a percentage of revenues grew from 87.5% to 87.7%. The costs of revenues growth was due primarily to the corresponding growth in revenues resulting from organic growth, the inclusion of a full year of Sherikon’s revenues, and the acquisition of SIGCOM

Training. The majority of this growth was due to a $61.4 million increase in direct labor and fringe and an $84.1 million increase in other direct contract costs. Our gross margin declined from 12.5% to 12.3% primarily due to an increase in the portion of our revenues generated through subcontractors, which generally result in a lower margin.

General and Administrative Expenses

For the twelve month period ended December 31, 2001, general and administrative expenses increased $12.9 million, or 33.3%, to $51.4 million from $38.6 million for the twelve month period ended December 31, 2000. General and administrative expenses as a percentage of revenues increased to 7.2% from 7.1%. The increase in expenses was due to additional costs related to our growth, and included $3.9 million in general and administrative costs reflecting a full year of operations from Sherikon, which was acquired on October 20, 2000. This increase was offset by cost savings from the integration of A&T, Sherikon and SIGCOM Training. Expenses in 2001 included a $3.6 million fee payable to Caxton-Iseman Capital, Inc. in connection with the termination of our management fee agreement as of December 31, 2001; a $1.0 million management fee paid to Caxton-Iseman Capital, Inc. for 2001; a $750,000 write-down of the carrying value of our North Stonington, Connecticut facility; a $600,000 settlement, $497,000 in related legal fees incurred during the first quarter of 2001 for matters relating to a dispute with a former subcontractor (see Note 16(c) to our historical consolidated financial statements included elsewhere in this filing); and a $181,000 severance charge relating to the termination of a former A&T executive.

Amortization

For the twelve month period ended December 31, 2001, amortization expenses increased $1.1 million or 13.6%, to $9.4 million from $8.3 million for the prior period. Amortization as a percentage of revenues decreased to 1.3% from 1.5%. The increase in amortization expenses was primarily attributable to $1.2 million from the inclusion of a full year of Sherikon goodwill and intangibles amortization expense, as well as $100,000 for six months of SIGCOM Training intangible amortization expense. In addition, we wrote off $1.0 million in goodwill relating to the closure of STSR in 2001. These amounts were offset by a $500,000 decrease in non-compete amortization and a $859,000 increase due to a large one-time adjustment resulting from the reclassification of a portion of A&T’s goodwill to intangibles, which occurred in 2000.

Operating Income

For the twelve month period ended December 31, 2001, operating income increased $5.8 million, or 27.7%, to $26.9 million from $21.0 million. Operating income as a percentage of revenue decreased to 3.8% for the twelve months ended December 31, 2001 from 3.9% for the twelve months ended December 31, 2000.

Interest Expense, Net

For the twelve month period ended December 31, 2001, interest expense, net of interest income, decreased $160,000, or 0.6%, to $26.4 million from $26.5 million for the twelve month period ended December 31, 2000. Interest expense for 2001 is net of a gain related to the early extinguishment of debt of $519,000.

Other Income

For the twelve month period ended December 31, 2001, other income, which includes gains on sales and closures of businesses, was $4.0 million. We sold IMC in the third quarter of 2001 at a gain of $3.5 million. In addition, other income includes a $100,000 gain on the sale of CITE’s assets and a

$487,000 gain resulting from the closure of the CITI-SIUSS, LLC. Upon cessation of the operations of CITI-SIUSS, LLC there were no excess proceeds available to us or the minority interest. Accordingly, the remaining minority interest was written off to other income.

Provision for Income Taxes

Our effective tax rate for the twelve month period ended December 31, 2001 was 101.8%, compared with a benefit of 2.8% for the twelve month period ended December 31, 2000 due to an increase in non-deductible goodwill associated with the acquisition of Sherikon and the increase of our effective federal tax rate from 34.0% to 35.0%.

Liquidity and Capital Resources

We generated $23.8 million in cash from operations for the six months ended June 30, 2003. In comparison, we used $2.0 million in cash from operations for the six months ended June 30, 2002. This increase in cash flow was primarily attributable to an improvement in working capital and net income, offset by an increase in deferred income taxes. We used $1.7 million in cash from operations for the twelve months ended December 31, 2002, compared to $37.9 million generated for the twelve months ended December 31, 2001. The reduced level of cash from operations for the twelve months ended December 31, 2002 was primarily the result of an increase in contract receivables created by an upgrade of software systems and procedures by two government paying offices that process a substantial percentage of our invoices, which caused delays in payment of contract receivables. Total days sales outstanding at June 30, 2003 remained constant at 71 days, excluding ISI, as compared to June 30, 2002. Total days sales outstanding were 78 days as of December 31, 2002 compared with 66 days as of December 31, 2001. The improvement in total days sales outstanding from December 31, 2002 to June 30, 2003 was attributable to improvement in government payment cycles for the six months ended June 30, 2003. Accounts receivable totaled $212.7 million and $189.1 million and represented 45.4% and 51.8% of total assets at June 30, 2003 and December 31, 2002, respectively. Additionally, increases in accounts payable and accrued expenses resulted in an increase of $22.6 million of cash from operations for the twelve months ended December 31, 2002, a 43.6% increase from the twelve months ended December 31, 2001.

For the six months ended June 30, 2003, net cash used for investing activities was $93.3 million, which was attributable to purchases of property, plant and equipment and approximately $91.8 million for the acquisition of ISI. For the twelve months ended December 31, 2002, net cash used in investing activities was $1.4 million, which was attributable to purchases of property, plant and equipment, offset in part by $1.8 million in proceeds received from the sale of our facility in Butler, Pennsylvania.

Cash provided by financing activities was $69.1 million for the six months ended June 30, 2003 due to the additional borrowings under the revolving loan portion of our Credit Facility for the acquisition of ISI. Cash provided by financing activities was $5.5 million for the twelve months ended December 31, 2002.

On March 15, 2002, we completed our initial public offering with the sale of 4,687,500 shares of our common stock. Our net proceeds were approximately $75.2 million. We used the net proceeds from the IPO to repay debt outstanding under our prior credit facility, repay in full certain of our subordinated promissory notes and redeem $25.0 million principal amount of our 12% Notes. We also used $2.5 million of the IPO proceeds temporarily to repay debt under the revolving portion of our prior credit facility with the intention of repaying in full, on or before October 20, 2002, a $2.5 million principal amount promissory note held by former stockholders of Sherikon, Inc. On October 18, 2002, we asserted an indemnification claim against the former shareholders of Sherikon, Inc. in an aggregate amount exceeding the $2.5 million promissory note. We are treating this indemnification claim as a set off against the $2.5 million promissory note obligation.

Historically, our primary liquidity requirements have been for debt service under our Credit Facility and 12% Notes and for acquisitions and working capital requirements. We have funded these requirements primarily through internally generated operating cash flow and funds borrowed under our existing Credit Facility. On October 21, 2002, we entered into an amended and restated credit agreement related to our Credit Facility. Our Credit Facility permits the revolving loan portion of our Credit Facility to increase to a maximum of $200.0 million. As of June 30, 2003, $187.5 million of the revolving loan was committed to by participants in our Credit Facility. The Credit Facility also permits us to elect from time to time to (i) repurchase certain amounts of our subordinated debt and outstanding common stock from our share of excess cash flow (as defined in the Credit Facility); and (ii) repurchase certain amounts of our subordinated debt from our share of net cash proceeds of issuances of equity securities. In addition, the Credit Facility provides flexibility to raise additional financing to fund future acquisitions. Borrowings from the revolving line of credit can be made based upon a borrowing base consisting of a portion of our eligible billed and unbilled receivable balances and our ratio of net debt to EBITDA (as defined in the Credit Facility).

The Credit Facility contains affirmative and negative covenants customary for such financings. In addition, the Credit Facility contains financial covenants customary for such financing, including, but not limited to: maximum ratio of net debt to EBITDA, maximum ratio of senior debt to EBITDA, and limitation on capital expenditures. For the periods ended June 30, 2003, and December 31, 2002, we complied with all of the financial covenants. At June 30, 2003, total debt outstanding under our Credit Facility was approximately $95.7 million, consisting of $19.3 million of term loan and $76.4 million outstanding under the revolving loan portion of our Credit Facility. At December 31, 2002, total debt outstanding under our Credit Facility was approximately $28.2 million, consisting of $21.2 million of term loan, and $7.0 million outstanding under the revolving loan portion of our Credit Facility. The total funds available to us under the revolving loan portion of our Credit Facility were approximately $70.0 million as of June 30, 2003. Under certain conditions related to excess annual cash flow, as defined in our Credit Facility, and the receipt of proceeds from certain asset sales and debt or equity issuances, we are required to prepay, in amounts specified in our Credit Facility, borrowings under the term loan. In addition, borrowings under the Credit Facility mature on June 23, 2005, and we are scheduled to pay quarterly installments of approximately $950,000 under the term portion with the balance due when the Credit Facility matures on June 23, 2005. We did not have any capital commitments greater than $1.5 million and $1.0 million as of June 30, 2003 and December 31, 2002, respectively.

Our principal working capital need is for funding accounts receivable, which has increased with the growth in our business and the delays in government funding and payment. Our principal sources of cash to fund our working capital needs are cash generated from operating activities and borrowings under our Credit Facility.

We have relatively low capital investment requirements. Capital expenditures were $1.5 million and $1.3 million for the six months ended June 30, 2003 and 2002, respectively, primarily for leasehold improvements and office equipment. Capital expenditures were $3.2 million and $2.2 million for the twelve months ended December 31, 2002 and 2001, respectively, primarily for leasehold improvements and office equipment.

We use off-balance sheet financing, primarily to finance certain capital expenditures. Operating leases are used primarily to finance the purchase of computers, servers, phone systems and to a lesser extent, other fixed assets like furnishings. We had approximately $14.3 million and $14.6 million on lease as of June 30, 2003 and December 31, 2002, respectively. Had we not used operating leases, we would have used our existing line of credit to purchase these assets. Other than the operating leases described above, and facilities leases, we do not have any other off- balance sheet financing.

Our business acquisition expenditures in the six months ended June 30, 2003 were $91.8 million, for the acquisition of ISI. We had no significant business acquisition expenditures in 2002. Our business acquisition expenditures were $11.0 million in 2001 for the acquisition of SIGCOM Training. All of these acquisitions were financed through borrowings under our Credit Facility. In the past, we have engaged in acquisition activity, and we intend to do so in the future. Historically, we have financed our acquisitions through a combination of bank debt, subordinated debt, subordinated public and private debt and equity investments. We expect to be able to finance any future acquisitions either with cash provided from operations, borrowings under our Credit Facility, bank loans, equity offerings, or some combination of the foregoing.

We intend to, and expect over the next twelve months to be able to, fund our operating cash, capital expenditure and debt service requirements through cash flow from operations and borrowings under our Credit Facility. Over the longer term, our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside our control.

Inflation

We do not believe that inflation has had a material effect on our business for the twelve months ended December 31, 2002 or for the six months ended June 30, 2003.

Quantitative and Qualitative Disclosures About Market Risk

We have interest rate exposure relating to certain of our long-term obligations. While the interest rate on the remaining $75.0 million principal amount of our 12% Notes is fixed at 12%, the interest rate on both the term and revolving portions of our credit facilities is affected by changes in market interest rates. We manage these fluctuations, in part, through focusing on reducing the amount of outstanding debt through cash flow and through interest rate swaps. In addition, we have implemented a cash flow management plan focusing on billing and collecting receivables to pay down debt.

On January 29, 2002, we cancelled approximately $30.0 million of interest swap agreements and recognized losses of $1.9 million in interest expense for the three months ended March 31, 2002. As of June 30, 2003, the fair value of our interest swap agreements resulted in a net liability of $519,000 and has been included in other current liabilities.

A 1% change in interest rates on variable rate debt would have resulted in our interest expense fluctuating by approximately $144,000 and $104,000 for the six months ended June 30, 2003 and 2002, respectively.

Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board issued Statement 145, or SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment to FASB Statement 13, and Technical Corrections. SFAS No. 145 addresses the reporting of gains and losses from extinguishment of debt and rescinds FASB Statements 4 and 64. Under the new standard, only gains and losses from extinguishments meeting the criteria of Accounting Principles Board Opinion No. 30 would be classified as extraordinary items. Thus, gains or losses arising from extinguishments of debt that are part of the Company’s recurring operations would not be reported as extraordinary items. Upon adoption on January 1, 2003, we reclassified previously reported extraordinary gains or losses not meeting the requirements for classification as such in accordance with Accounting Principles Board Opinion No. 30 for all periods presented. As a result, we reclassified approximately $4.2 million ($2.6 million net of tax) of losses and $519,000 ($330,000 net of tax) of gains previously recorded as an extraordinary item for the year ended December 31, 2002 and 2001, respectively, to interest expense. For the twelve months ended December 31, 1999, we reclassified approximately $772,000 ($463,000 net of tax) of losses previously recorded as an extraordinary item. Additionally, the tax impact as a result of these reclassifications has been adjusted in the tax provision amounts shown in our consolidated financial statements for the periods indicated.

In December 2002, the Emerging Issue Task Force, or “EITF,” issued a consensus on Issue 00-21, or “EITF 00-21,” Accounting for Revenue Arrangements with Multiple Deliverables. EITF 00-21 provides guidance on determining whether a revenue arrangement contains multiple deliverable items and if so, requires revenue to be allocated among the different items based on fair value. EITF 00-21 also requires that revenue on any item in a revenue arrangement with multiple deliverables not delivered completely must be deferred until delivery of the item is completed. The effective date of EITF 00-21 for us is July 1, 2003. We do not believe that the adoption of EITF 00-21 will have a significant impact on our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, or “Interpretation No. 45,” Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Interpretation No. 45 requires certain disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees, including product warranties. The disclosure provisions of Interpretation No. 45 were effective as of the fourth quarter of 2002. Interpretation No. 45 also requires a guarantor to recognize, at inception, for all guarantees issued or modified after December 31, 2002, a liability for the fair value of the obligations it has undertaken in issuing a guarantee. The adoption of the fair value provisions of Interpretation No. 45 did not have an impact on our consolidated financial statements as there were no guarantees or modifications of guarantees for the six months ended June 30, 2003.

In January 2003, the FASB issued Interpretation No. 46, or “Interpretation No. 46,” Consolidation of Variable Interest Entities. Interpretation No. 46 provides guidance for identifying a controlling interest in a Variable Interest Entity, or “VIE,” established by means other than voting interests. Interpretation No. 46 also requires consolidation of a VIE by an enterprise that holds such a controlling interest. The effective date for Interpretation No. 46 is July 1, 2003. We do not believe that we have any interests qualifying as VIEs as of June 30, 2003. As a result, Interpretation No. 46 will not have an impact on our consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment to Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our financial condition or the operating results.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how certain free standing financial instruments with characteristics of both liabilities and equity are classified and measured. Financial instruments within the scope of SFAS No. 150 are required to be recorded as liabilities (or assets in certain circumstances) which may require reclassification of amounts previously reported in equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The cumulative effect of a change in accounting principle should be reported for financial instruments created before the issuance of this Statement and still existing at the beginning of the period of adoption. There was no impact on us related to SFAS No. 150 as of June 30, 2003 and we are currently assessing the impact of the adoption of this statement on future periods.

BUSINESS

General

We are a leading provider of information technology solutions and advanced systems engineering services to government clients as measured by revenue. We design, integrate, maintain and upgrade state-of-the-art information systems for national defense, intelligence, emergency response and other high priority government missions. We also provide many of our government clients with the systems analysis, integration and program management skills necessary to manage their mission systems development and operations.

We have a broad client and contract base and a diverse contract mix. We currently serve over 1,000 U.S. federal government clients in more than 50 government agencies, as well as state and foreign governments. For the six months ended June 30, 2003, approximately 81% of our revenues were derived from the DOD, and DOD-related intelligence agencies, and approximately 18% from civilian agencies of the U.S. federal government. For the six months ended June 30, 2003, we estimate that approximately 90% of our revenues were from contracts where we were the prime contractor. Our diverse contract base has approximately 470 active contracts, including ISI, and more than 3,000 active task orders. For the six months ended June 30, 2003, the largest contract or task order accounted for approximately 8% of our revenues. We also have a diverse mix of contract types, with approximately 40%, 32%, and 28% of our revenues for the six months ended June 30, 2003 derived from time and materials, cost-plus, and fixed price contracts, respectively. In addition, we generally do not pursue fixed price software development contracts that may create financial risk. Additionally, we have contracts with an estimated remaining contract value, including ISI, of $5.2 billion as of June 30, 2003, of which $556.6 million is funded backlog. Our contracts, including ISI, have a weighted-average term of approximately eight years. From December 31, 1999 to June 30, 2003, our estimated remaining contract value, including ISI, increased at a 29% compound annual growth rate. At June 30, 2003, excluding ISI, our estimated remaining contract value was $4.6 billion, a 20% increase over the value at June 30, 2002.

From January 1, 1996 to December 31, 2002, we increased revenues from $141.8 million to $825.8 million, at a compound annual growth rate of 34%. Our revenues grew organically by approximately 17% from 2001 to 2002 and approximately 23% from 2000 to 2001. We define organic growth as the increase in revenues excluding the revenues associated with acquisitions, divestitures and closures of businesses in comparable periods. We believe organic growth is a useful supplemental measure to revenue. Management uses organic growth as part of its evaluation of core operating results and underlying trends. For the six months ended June 30, 2003 our revenues increased more than 22% to $482.7 million from $394.6 million for the comparable period in 2002. Excluding the impact of the ISI acquisition, for the six months ended June 30, 2003 our revenues grew to $471.1 million from $394.6 million for the comparable period in 2002, implying an organic growth rate of more than 19%.

The U.S. Federal Government Technology Services Market

The U.S. federal government is the largest single customer for information technology solutions and systems engineering services in the United States. The U.S. federal government technology services market, which includes information technology solutions and system engineering services, is large and growing, with total estimated expenditures of more than $121.7 billion in the U.S. federal government’s fiscal year ending September 30, 2003. Government agency budgets for these technology services are forecast to grow more than 4% annually through government fiscal year 2005. Expenditures for information technology solutions for government fiscal year 2003 are expected to be more than $52.0 billion, and forecasted to grow between 9% and 11% in 2004.

Additionally, it is anticipated that technology services spending will grow more than $4.5 billion annually over the next four years in the areas emphasized by the U.S. federal government’s evolving military strategy, including homeland security, missile defense, information security, logistics management, systems modernization, weapon systems design improvements and military personnel training. Defense spending is projected to exceed $355.0 billion in fiscal year 2003, an increase of almost 12% over government fiscal year 2002. The President’s proposed budget for fiscal year 2004 includes defense spending of $379.9 billion, a 4% increase over projected fiscal year 2003 spending, the largest Department of Defense budget in history in actual dollars. The 2004 Department of Defense spending plan submitted to Congress includes a 32% increase over the next six years.

Government Contracts and Contracting

The federal technology services procurement environment has evolved in recent years due to statutory and regulatory changes resulting from procurement reform initiatives. U.S. federal government agencies traditionally have procured technology solutions and services through agency-specific contracts awarded to a single contractor. However, the number of procurement contracting methods available to U.S. federal government customers for services procurements has increased substantially. Today, there are three predominant contracting methods through which government agencies procure technology services: traditional single award contracts, GSA Schedule contracts, and Indefinite Delivery and Indefinite Quantity, or “ID/IQ,” contracts.

Traditional single award contracts specify the scope of services that will be delivered and the contractor that will provide the specified service. These contracts have been the traditional method for procurement by the U.S. federal government. When an agency has a requirement, interested contractors are solicited, qualified, and then provided with a request for a proposal. The process of qualification, request for proposals and evaluation of bids requires the agency to maintain a large, professional procurement staff and can take a year or more to complete.

GSA Schedule contracts are listings of services, products and prices of contractors maintained by the GSA for use throughout the U.S. federal government. In order for a company to provide services under a GSA Schedule contract, the company must be pre-qualified and selected by the GSA. When an agency uses a GSA Schedule contract to meet its requirement, the agency or the GSA, on behalf of the agency, conducts the procurement. The user agency, or the GSA on its behalf, evaluates the user agency’s services requirements and initiates a competition limited to GSA Schedule qualified contractors. Use of GSA Schedule contracts provides the user agency with reduced procurement time and lower procurement costs.

ID/IQ contracts are contract forms through which the U.S. federal government creates preferred provider relationships with contractors. These umbrella contracts outline the basic terms and conditions under which the government may order services. An umbrella contract typically is managed by one agency, the sponsoring agency, and is available for use by any agency of the U.S. federal government. The umbrella contracts are competed within the industry and one or more contractors are awarded contracts to be qualified to perform the work. The competitive process for procurement of work to be performed under the contract, called task orders, is limited to the pre-selected contractor(s). If the ID/IQ contract has a single prime contractor, the award of task orders is limited to that single party. If the contract has multiple prime contractors, the award of the task order is competitively determined. Multiple-contractor ID/IQ contracts that are open for any government agency to use for the procurement of services are commonly referred to as GWACs. Due to the lower cost, reduced procurement time, and increased flexibility of GWACs, there has been greater use of GWACs among many agencies for large-scale procurements of technology services.

Key Factors Driving Growth

There are several key factors which we believe will continue to drive the growth of the federal technology services market and our business:

Increased Outsourcing.    The downsizing of the U.S. federal government workforce, declining availability of information technology management skills among government personnel, and a concomitant growth in the backlog of software maintenance tasks at many government agencies are contributing to an increase in technology outsourcing. According to the Office of Management and Budget, spending on outsourced information technology solutions is projected to grow at a rate substantially faster than overall U.S. federal government information technology expenditures. In government fiscal year 2003, 83% of the U.S. federal government’s total information technology solutions spending flowed to contractors. By government fiscal year 2008, outsourcing to contractors is projected to increase to 87% of total information technology spending.

Government Efficiency Initiatives.    Political pressures and budgetary constraints are forcing government agencies to improve their processes and services and to operate in a manner more consistent with commercial enterprises. To meet these challenges, government agencies are investing heavily in information technology to improve effectiveness, enhance productivity and deliver new services.

Continued Dependence on Commercial Off-the-Shelf Hardware and Software.    The U.S. federal government has increased its use of lower cost, open architecture systems using commercial off-the-shelf, or “COTS,” hardware and software, which are rapidly displacing the single purpose, custom systems historically favored by the U.S. federal government. The need for COTS products and COTS integration services is expected to increase as the government seeks to ensure the future compatibility of its systems across agencies. In addition, the continued shortening of software upgrade cycles is expected to increase the demand for the integration of new COTS products.

Increased Spending on National Defense.    After years of spending declines, national defense spending is projected to grow substantially over the next five years with the federal government increasing its commitment to strengthen the nation’s security, defense and intelligence capabilities. The federal government is investing in improved homeland security, greater information systems security, more effective intelligence operations, and new approaches to warfare simulation training. Defense spending is projected to exceed $355 billion in fiscal year 2003, an increase of almost 12% over government fiscal year 2002. The President’s proposed budget for 2004 defense spending is $379.9 billion, a 4% increase over projected fiscal year 2003 spending and the largest defense budget in history in actual dollars.

Emphasis on Systems Modernization.    To balance the costs of new initiatives like homeland security with the costs of ongoing military operations, the Department of Defense is emphasizing upgrading existing platforms to next generation technologies rather than procuring completely new systems. For example, rather than replace an entire generation of aircraft and ships, the U.S. Air Force and the U.S. Navy have decided to invest in upgrades, using the latest information technology and weapons systems. To accomplish this in an environment of military personnel reductions, the armed services are increasingly dependent on highly skilled contractors that can provide the full spectrum of services needed to support modernization activities.

Continuing Impact of Procurement Reform.    Recent changes in federal procurement regulations have incorporated commercial buying practices, including preferred supplier relationships in the form of GWACs and GSA Schedules, into the government’s procurement process. These changes have produced lower acquisition costs, faster acquisition cycles, more flexible contract terms, and more stable supplier/customer relationships. Federal expenditures through GWACs has grown significantly over the past three years, and the GSA projects growth in its GWAC and Schedule contracts will average more than 6% annually over the next four years.

Our Capabilities and Services

We are a leading provider of information technology solutions to government clients. We design, integrate, maintain and upgrade state-of-the art information systems for national defense, intelligence,

emergency response and other critical government missions. As a total solutions provider, we maintain the comprehensive information technology skills necessary to support the entire lifecycle of our clients’ systems, from conceptual development through operational support. We provide requirements definition and analysis, process design or re-engineering, systems engineering and design, networking and communications design, COTS hardware and software evaluation and procurement, custom software and middleware development, system integration and testing, and software maintenance and training services. Depending upon client needs, we may provide total system solutions employing our full set of skills on a single project, or we may provide more targeted, or “bundled,” services designed to meet the client’s specific requirements. For example, we have built and are now upgrading the National Emergency Management Information System, or “NEMIS,” an enterprise-wide management information system for the Federal Emergency Management Agency, or “FEMA.” This system has been procured in three phases: system definition and design, base system development and deployment, and upgrades to incorporate current web technology.

We also are a leading provider of systems engineering and integration services to government clients, primarily within the defense community. We provide these defense clients with the systems analysis, integration and program management skills necessary to manage the continuing development of their mission systems, including ships, aircraft, weapons and communications systems. As a solutions provider in this market, we also maintain the comprehensive skills to manage the client’s system lifecycle. We provide mission area and threat analyses, research and development management, systems engineering and design acquisition management, systems integration and testing, operations concept planning, systems maintenance and training. For example, we provide threat analysis, operations concept planning and systems integration and testing for certain U.S. Navy systems, including the radar, missile and command and control systems, employed to protect its fleet from ballistic missile attack. Like information technology solutions, these skills may be procured as a comprehensive mission solution, or they may be procured as specially prescribed tasks.

Our Service Competencies and Contract Examples

The key to our success in both our information technology solutions and systems engineering services businesses is a combination of in-depth customer and mission knowledge, or domain expertise, and comprehensive technical skills. We believe this combination provides a long-term, sustainable competitive advantage, performance excellence and customer satisfaction. Accordingly, we have focused our growth strategy on several business areas where the mix of our domain expertise and our end-to-end technical skills provides us with a strong competitive advantage and the opportunity to cross-sell our solutions and services.

The following paragraphs briefly describe our service competencies in our information technology and systems engineering and integration services businesses, and provide examples of selected programs in which we utilize these competencies.

Information Technology Solutions

Intelligence Systems.    We have more than ten years of experience in designing, developing and operating information systems used for intelligence missions. These missions focus on data and imagery collection, as well as information analysis and dissemination of information to the battlefield.

Coalition Enterprise Regional Information Exchange System—NATO or CENTRIXS NATO.    Since 1993, through a series of contracts, we have provided services to U.S., N.A.T.O., and other allied military forces with near-real-time, correlated situation and order of battle information for threat analysis, target recommendations, indications and warnings. In June 1999, we entered into a forty-two month, $88 million contract with the Department of Defense.

Following a six-month extension of the initial contract award, we began the current contract, a one-year $49 million contract for continued and expanded support in December 2002. CENTRIXS NATO is one of the most widely-used command, control, computers, communication and intelligence, or “C4I,” systems within the international intelligence community. We provide systems engineering and technical assistance, software development, configuration management, operational support and user training. This program recently has been expanded to include the deployment of new systems to Central Asia and funding for government fiscal year 2003 was increased significantly to cover additional system deployments to the coalition countries in the war on terrorism.

Emergency Response Management.    We have unique experience in developing information technology systems to support emergency response management requirements. Our expertise includes large-scale system design, development, testing, implementation, training and operational support.

National Emergency Management Information System.    Since early 1996, we have supported the development of the NEMIS system for FEMA through a series of contracts and task orders. The current contract is expected to continue at least through December 2003. The NEMIS Program has generated total revenues of approximately $83.1 million through June 30, 2003. We believe the NEMIS program will continue to grow with FEMA’s increased responsibility as a first responder to disasters and terrorist attacks and as FEMA migrates to the Department of Homeland Security. NEMIS is an enterprise-wide client/server management information system that connects several thousand desktop and mobile terminals/handsets, providing FEMA with a fully mobile, nationwide, rapid response disaster assessment and mitigation system. We designed, developed, integrated, tested and implemented the NEMIS system. We continue to provide enhancements to and are beginning the project to web-enable the system.

Logistics Modernization.    We provide a wide range of logistics management information technology solutions, including process design and re-engineering, technology demonstrations, proof-of-concept systems development, new systems development and existing systems upgrades.

U.S. Air Force Cargo Movement Operations System, or “CMOS.”    We designed and developed this system and have maintained it since 1989. It is used by the Department of Defense Traffic Management Office to provide in-transit visibility of cargo from the shipment originator to its final destination. CMOS allows our client to automate the process of cargo movement throughout Department of Defense bases worldwide. We continue to design and develop enhancements to the system to take advantage of new technology, including web-enablement and electronic data interchange applications.

Joint Logistics Warfighting Initiative, or “JLWI.”    In March 2000, we entered into the Joint Logistics Warfighting Initiative contract. JLWI is a five-year, Department of Defense series of tasks focused on facilitating the military’s logistics transformation and improving military readiness through business process improvements and the insertion of new and emerging technologies. To date more than $25 million has been received. We are providing process re-engineering, system design, and database integration as we conduct a variety of client directed process and technology experiments and demonstrations. We have developed a proof-of-concept for web enabling the military’s legacy logistics systems in order to provide real-time visibility of logistics information on the battlefield (the JLWI Shared Data Environment). Third party independent validation and verification of the JLWI Shared Data Environment reflects that it has already gained significant support through its use by units in the U.S. and in overseas locations like Afghanistan and Kuwait.

Government Enterprise Solutions.    Our supply chain management, software engineering and integration experience allows us to develop large-scale e-commerce applications tailored for the specific needs of the U.S. federal government environment. These applications provide end-users with significantly decreased transaction costs, increased accuracy, reduced cycle times, item price savings, real-time order status and visibility of spending patterns.

U.S. Postal Service E-Buy System.    We have been providing lifecycle information technology services to the U.S. Postal Service since 1983. In September 1994, we entered into our current ten-year, $45 million contract to develop and implement an electronic commerce application to serve an estimated 80,000 to 100,000 Postal Service employees who purchase a wide range of products on the U.S. Postal Service intranet site. Pre-negotiated supplier catalogs are hosted on an intranet for security and performance. Web-based purchasing provides catalog management capability, multi-catalog searching, self-service ordering, workflow and approval processing and other status and receiving functions. Fulfilling the U.S. Postal Service’s requirement to serve up to 100,000 employees required the development of a very robust transaction processing application.

Modeling, Simulation and Training.    We provide a comprehensive set of information technology solutions and services to our clients, including computer-based training, web-based training, distant learning, interactive electronic technical manuals, performance support systems and organizational assessment methods.

Program Executive Office Simulation Training and Instrumentation, or “PEO STRI.”    Since January 2000, we have provided life cycle support for constructive training at fourteen U.S. Army Simulation and Training Command Simulation centers worldwide. This eight-year contract, which was awarded under the ANSWER GWAC, has grown from an initial value of $126 million to more than $600 million, based on the current revenue run rate. We have more than 700 personnel supporting this program at more than 50 sites throughout the United States, Germany, Italy and South Korea. We provide program management and exercise support for computer-driven and manual battle simulations, including planning, coordination, personnel support, instructional aid development, simulation training, database and scenario development and system integrity. We support a variety of mission specific simulations providing highly qualified professionals, who are certified in all aspects of simulation support, to each of the U.S. Army’s Battle Simulation Centers.

Military Operations on Urban Terrain, or “MOUT.”    We entered into two contracts with the U.S. Army, the first in July 1997, a $79 million five-year contract, which was subsequently extended through September 2004. We entered into the second in May 2000, a $20 million three-year contract, which was also subsequently extended through May 2004, to design, integrate and operate the PEO STRI’s most advanced real life urban battlefield training site at Ft. Polk, Louisiana. The site allows trainers to continuously observe, control, monitor and record the conduct of training. The system captures every second of a training exercise through the use of nearly 1,000 cameras tied together via a fiber optic backbone and local area network to the control room. The system is also designed to control targetry and has the flexibility to support both simulated fire and live fire exercises. We have received orders for seven fixed sites to be built throughout the U.S. and in Europe and Korea. In addition, two mobile sites were ordered and delivered for use in Kuwait and Afghanistan. Upon completion of the current MOUT contract in September 2004, follow-on tasking is expected through an omnibus contract.

Secure Identification and Access Management Solutions.    Our recent acquisition of ISI enhances our position in this market and provides us with capabilities in optical memory technology, which is used primarily for authentication through biometrics. This capability, combined with our expertise in integrated circuit card technology, which is used primarily for access control and related transaction processing, uniquely positions us to capitalize on the growing demand in this market. Both of the secure identification and access control technologies are gaining significant and increased support with federal agencies, including the DOD, and foreign governments.

Integrated Card Production System.    We are the prime contractor for secure identification and access management solutions for the U.S. Department of Homeland Security’s Permanent Resident Card. The Permanent Resident Card solution is currently provided to the U.S. Department of Homeland Security through a $210 million contract with the Bureau of Citizenship and Immigration Services, or “BCIS.” We are well positioned to grow from the expanding budget of the Homeland Security Department in 2004 and 2005, as secure identification and credential card technologies proliferate among U.S. federal government agencies and particularly at the Transportation Security Agency, or “TSA,” and the BCIS.

Healthcare Services.    We deliver information technology solutions in healthcare programs for the Department of Defense, Army, Navy, Air Force and Marine Corps. Our support for medical research includes statistical analysis, data mining of complex medical databases and health surveillance. Our solutions for patient care include diagnostics, image processing, and medical records management.

U.S. Army Medical Department.    We provide technical, scientific, and administrative support to the Office of the Surgeon General, the U.S. Army Medical Research and Material Command and the U.S. Army Medical Command and its subordinate activities, laboratories, and medical facilities. This support, which we began in 1989 under several contracts, generated revenues of approximately $15 million for the year ended December 31, 2002. For the six months ended June 30, 2003, we generated revenues of $10.2 million. We support the research, development, acquisition, and/or fielding of medical equipment and supplies, drugs, vaccines, diagnostics, and advanced information technology. We assist with policy development and implementation, strategic planning, decision-making, information systems design and development, information management, studies and analyses, logistics planning and medical research. These services have entered into areas of homeland security, domestic medical preparedness and Chemical Biological Radiological Nuclear Defense programs.

Systems Engineering and Integration Services

Platform and Weapons Systems Engineering Support.    We have more than ten years experience in providing critical systems engineering and technology management services in support of defense platform and weapon systems programs. Our experience encompasses systems engineering and development, mission and threat analysis and acquisition management for the majority of U.S. Navy and many U.S. Air Force weapon systems. We provide core systems engineering disciplines in support of most major surface ship and submarine programs as well as many Air Force weapon systems.

Secretary of the Air Force Technical and Analytical Support, or “SAFTAS.”    In December 2000, we entered into a 15-year contract with the U.S. Air Force to provide technical and analytical support to the Headquarters Air Force and Secretary of the Air Force organizations. Originally estimated at $544 million, the contract is now estimated to have a total 15-year value of approximately $625 million, based on the current revenue run rate. Our services under this contract generated revenues of approximately $37 million for the year ended December 31, 2002. For the six months ended June 30, 2003, $21.6 million in revenue was generated. The contract includes support to the Assistant Secretary of the Air Force for Acquisition, the Joint Strike Fighter Program Office, the Under Secretary for Space, and all of the Program Executive Offices which oversee all aircraft, munitions, space and Command, Control, Computer, Communications, Intelligence, Surveillance and Reconnaissance, or “C4ISR,” systems. We provide program, budgetary, policy and legislative analysis, information technology services, systems engineering and technical management services for all major Air Force acquisition programs. We believe that this program, as well as similar programs for the U.S. Navy, will continue to experience growth as the Department of Defense plans for billions of dollars of system upgrades over the next decade.

Missile Defense.    We have more than a decade of experience in missile defense programs. We provide long-range planning, threat assessment, systems engineering and integration, acquisition support services and program management services.

Theater-Wide Ballistic Missile Defense, or “TBMD.”    In January 1999, we entered into a four-year, $62 million contract with the U.S. Navy to provide program management, systems engineering and technical support to the TBMD program. We provide a broad range of support to develop, test, evaluate, and produce the Navy’s future ballistic missile defense systems. Due to our Navy Theater-Wide Missile Defense System experience, we were selected to provide similar support to the National Missile Defense program. In January 2003, we were awarded a five year, $98 million contract with the U.S. Navy Aegis Ballistic Missile Defense Office to provide concept development, systems analysis and engineering, program management support, and acquisition support. We believe this program also will experience near-term growth as the Department of Defense moves forward to meet the government’s mandate for a national missile defense system.

U.S. Navy AEGIS Shipbuilding Lifecycle Services.    Since 1983, we have continuously provided program management, acquisition management, and analytical and engineering support to the U.S. Navy’s AEGIS Program. Through multiple contracts, we provide services to the AEGIS Combat System, Combatant Lifetime Support, the new construction of DDG 51 Class destroyers and acquisition management. For the twelve months ended June 30, 2003, we generated approximately $30 million in revenues from this program.

Our Growth Strategy

Our primary goal is to become the first pure-play technology services company to be included in the top tier of government technology service providers. Our objective is to continue to profitably grow our business as a premier provider of comprehensive technology solutions and services to the U.S. federal government market. Our strategy to achieve this objective includes the following.

Continue to Increase Market Penetration.    In the past ten years, the U.S. federal government’s shift towards using significantly larger, more comprehensive contracts, such as GWACs, has favored companies with a broad range of technical capabilities and proven track records. As a prime contractor on three of the four largest GWACs for information technology services based on overall contract ceiling value, we have benefited from these changes. We will continue to expand our role with current customers on existing programs while also pursuing new opportunities only available through these larger contract vehicles.

Capitalize on U.S. Government’s Emphasis on Systems Vital to National Security.    Defense spending is projected to exceed $355.0 billion in fiscal year 2003, an increase of almost 12% over government fiscal year 2002, and is expected to reach $379.9 billion in fiscal year 2004, a 4% increase over projected fiscal year 2003 spending. Defense budgets are expected to grow by 32% over the next six years, based on the Department of Defense spending plan submitted to Congress. We believe that many of the key operational goals of the U.S. federal government correlate with our expertise, including developing a national missile defense system, increasing homeland security, protecting information systems from attack, conducting effective intelligence operations, and training for new approaches to warfare through simulation.

Capitalize on Growing Demand in the Secure Identification and Access Management Solutions Market.    The use of credential card technologies for secure identification and access control solutions is rapidly gaining momentum with federal agencies, the DOD and foreign governments. These cards are used for cardholder authentication, physical access control and logical access control. Our recent acquisition of ISI enhances our position in this market and provides us with a full range of capabilities to meet our customers’ requirements. ISI brings us extensive experience with optical storage card technology, which is used primarily for authentication using biometrics and physical access control. This capability, combined with our expertise in integrated circuit card technology, used primarily for logical access control, uniquely positions us to capitalize on the growing demand in this market regardless of the application or credential card technology selected by customers.

Cross-Sell our Full Range of Services to Existing Customers.    We plan to continue expanding the scope of existing customer relationships by marketing and delivering the full range of our capabilities to each customer. Having developed a high level of customer satisfaction and critical domain knowledge as the incumbent on many long-term contracts, we have a unique advantage and opportunity to cross-sell our services and capture additional contract opportunities. For example, we believe our strong performance record and detailed understanding of customer requirements developed on the U.S. Air Force Cargo Movement Operations System led directly to our being awarded a contract relating to the Joint Logistics Warfighting Initiative.

Continue our Disciplined Acquisition Strategy.    We employ a disciplined methodology to evaluate and select acquisition candidates. We have completed six strategic acquisitions since 1997. Our industry remains highly fragmented and we believe the changing government procurement environment will continue to provide additional opportunities for industry consolidation. We will continue to selectively review acquisition candidates with complementary skills or market focus.

Acquisitions

We employ a highly disciplined methodology to evaluate acquisitions. Since 1997 we have evaluated several hundred targets and have successfully completed and integrated five strategic acquisitions. Each of the acquired businesses has been accretive to earnings, exceeded our synergy expectations, added to our technical capabilities and expanded our customer reach. In addition, in May 2003, we acquired ISI, a recognized leader in the areas of secure identification and access management solutions, military logistics and training systems. We expect to substantially complete the integration of ISI by the end of the current fiscal year. The acquired businesses and their roles within our service offerings are summarized in the table below.

Year	Acquisition	Business Description	Revenues prior to acquisition (1)
			($ in millions)
1997	Vector Data	Intelligence collection, exploitation, and dissemination systems	$35.6

1998	Techmatics	Surface ship and combat systems and ballistic missile defense program management	56.7

1999	Analysis & Technology	Undersea ship and combat systems, acoustical signal processing, modeling and simulation, information technology systems and software design	170.4

2000	Sherikon	Military healthcare services systems, networking and communications systems	62.7

2001	SIGCOM Training	Training simulation systems and services	12.5

2003	ISI	Secure identification and access management solutions, military logistics and training	130.5

(1)	Consolidated revenue of acquired businesses for their most recently completed fiscal years ended prior to the acquisition date.

In August 1997, we purchased Vector Data Systems, Inc., a supplier of specialized information systems and services for the collection, analysis and distribution of military intelligence data. In May 1998, we acquired Techmatics, Inc., an established provider of systems engineering and program management services for large-scale military system development, including the Navy’s surface ship fleet, on-ship combat systems and missile defense programs. With the acquisition of Analysis & Technology, Inc. in June 1999, we expanded our customer base for systems engineering and program management services to the Navy’s undersea systems and added important technical expertise in computer-based training, modeling, simulation and advanced signal processing. In October 2000, we purchased Sherikon, Inc., extending the reach of our information technology solutions to military healthcare delivery systems. In July 2001, we acquired the training division of SIGCOM, Inc. and increased the range of our information technology-enabled training solutions to include the realistic simulation of urban environments for the planning and preparation of overseas military operations. In May 2003, we purchased ISI, a provider of secure identification and access management solutions and military logistics and training to primarily the Department of Defense.

Existing Contract Profiles

Including ISI, we currently have a portfolio of approximately 470 active contracts. Our contract mix for the six months ended June 30, 2003 was approximately 40% time and materials contracts, 32% cost-plus contracts, and 28% fixed price contracts (a substantial majority of which were fixed price level of effort).

Under a time and materials contract, the contractor is paid a fixed hourly rate for each direct labor hour expended and is reimbursed for the direct costs. To the extent that actual labor hour costs vary significantly from the negotiated rates under a time and materials contract, we may generate more or less than the targeted amount of profit.

Cost-plus contracts provide for reimbursement of allowable costs and the payment of a fee, which is the contractor’s profit. Cost-plus fixed fee contracts specify the contract fee in dollars or as a percentage of allowable costs. Cost-plus incentive fee and cost-plus award fee contracts provide for increases or decreases in the contract fee, within specified limits, based upon actual results as compared to contractual targets for factors such as cost, quality, schedule and performance.

Under a fixed price contract, the contractor agrees to perform the specified work for a fixed price. To the extent that actual costs vary from the price negotiated we may generate more or less than the targeted amount of profit or even incur a loss. In addition, we generally do not pursue fixed price software development work that may create material financial risk. We do, however, execute some fixed price labor hour and fixed price level of effort contracts, which represent similar levels of risk as time and materials contracts. The substantial majority of these fixed price contracts involve a defined number of hours or a defined category of personnel. We refer to such contracts as “level of effort” contracts. Fixed price percentages in the table below include predominantly fixed price labor hour and fixed price level of effort contracts. Our historical contract mix is summarized in the table below.

Contract Mix

	Year Ended December 31,					Six Months Ended June 30, 2003
Contract Type	1998	1999	2000	2001	2002
Time and Materials	47%	37%	31%	34%	37%	40%
Cost-Plus	34	36	41	37	35	32
Fixed Price	19	27	28	29	28	28

Our contract mix changes from year to year depending on the contract mix of companies we acquire, as well as our efforts to obtain more time and materials and fixed price work. The data for the six months ended June 30, 2003 does not include ISI. We believe that ISI has a higher proportion of cost-plus contracts which provide us with an opportunity to migrate them to higher margin time and materials and fixed-price labor work.

In addition to a wide range of single award contracts with defense, civil, state and local government customers, we also hold a number of multiple award omnibus contracts and GWACs that currently support more than 3,000 separate task orders. The broad distribution of contract work is demonstrated by the fact that no single award contract or task order accounted for more than 5.5% of our total revenue for 2002 and 7.8% of revenue for the six months ended June 30, 2003, respectively.

Government Wide Acquisition Contracts.    We are one of the leading suppliers of information technology services under GWACs, and a prime contractor for three of the four largest GWACs for information technology services as measured by overall contract ceiling value. These contract vehicles are available to any government customer and provide a faster, more-effective means of procuring contract services. For example, in December 1998, we were awarded ANSWER, a ten year multiple award contract with the GSA to provide highly technical information technology and systems engineering program support and infrastructure management. We have been awarded over 560 task orders to date, with an annualized revenue run rate as of the second quarter of fiscal 2003 of approximately $150 million. Our total estimated contract value for this contract is approximately $1.3 billion for the period January 1999 to December 2008. Listed below are the four largest GWACs.

Contract Name	Owning Agency	Period of Performance	Contract Ceiling Value	Role
ANSWER	GSA	1998—2008	$25 billion	Prime
Millenia	GSA	1999—2009	$25 billion	Subcontractor
Millenia Lite	GSA	2000—2010	$20 billion	Prime
CIO-SP II	NIH	2000—2010	$20 billion	Prime

Listed below are our top contracts by revenue for the six month period ended June 30, 2003, including single award and multiple award contracts. We are a prime contractor on each of these contracts.

Top Contracts by Revenue for the Six Month Period ended June 30, 2003

($ in millions)

Contract	Customer	Period of Performance	First Half 2003 Revenue	Estimated Remaining Contract Value	Contract Type
ANSWER	GSA	1/1/99-12/31/08	$78.0	$976.9	T&M/FP
GSA SCHEDULE & BPAs	GSA	10/30/96-10/09/07	52.6	532.0	T&M/FP
SAFTAS	U.S. Air Force	1/01/01-12/31/16	21.6	457.2	CP
GSA PES Contract	GSA	1/06/00-1/05/05	15.1	397.0	T&M/FP
GSA-PES	GSA	5/01/00-2/08/06	13.7	6.9	T&M/FP
Classified	Classified	12/01/02-11/30/03	13.5	10.3	CP
BICES umbrella	Department of Defense	6/01/99-11/30/03	12.0	3.3	CP
Millenia Lite - Area 2	GSA	7/06/00-7/05/10	10.1	273.3	T&M/FP
Carrier BPA	U.S. Navy	3/10/97-12/31/03	9.2	8.8	FP
MOUT-IS	Army/STRICOM/ Training	7/03/97-9/30/04	9.1	11.9	FP

Subcontractors

In fulfilling our contract obligations to customers, sometimes we utilize the services of one or more subcontractors. The use of subcontractors to support bidding for and the subsequent performance of awarded contacts is a customary aspect of U.S. federal government contracting. Subcontractors may be tasked by us with performing work elements of the contract similar to or different from those performed by us or other subcontractors. For the six months ended June 30, 2003, we estimate that approximately 23.9% of our total costs result from work performed by subcontractors. The margin generated by use of subcontractors is generally lower than that achieved by using our workforce. As discussed further in “Risk Factors,” if our subcontractors fail to satisfy their contractual obligations, our prime contract performance could be materially adversely affected.

Estimated Remaining Contract Value and New Business Development

On December 31, 2002, our total estimated remaining contract value was $4.3 billion, of which $419.0 million was funded backlog. On June 30, 2003, our estimated remaining contract value was $5.2 billion, including ISI, of which $556.6 million was funded backlog. In determining estimated remaining contract value, we do not include any provision for an increased level of work likely to be awarded under our GWACs. Estimated remaining contract value is calculated as current revenue run rate over the remaining term of the contract. Our estimated remaining contract value consists of funded backlog which is based upon amounts actually appropriated by a customer for payment of goods and services and unfunded contract value which is based upon management’s estimate of the future potential of our existing contracts to generate revenues for us. These estimates are based on our experience under such contracts and similar contracts, and we believe such estimates to be reasonable. However, there can be no assurance that the unfunded contract value will be realized as contract revenue or earnings. In addition, almost all of the contracts included in estimated remaining contract value are subject to termination at the election of the customer.

Estimated Remaining Contract Value
As of	Funded Backlog	Unfunded Contract Value	Total Estimated Contract Value
	(in millions)
June 30, 2003	$557	$4,614	$5,171
December 31, 2002	419	3,868	4,287
December 31, 2001	309	3,217	3,526
December 31, 2000	279	2,491	2,770
December 31, 1999	195	1,925	2,120

From December 31, 1999 to June 30, 2003, our estimated remaining contract value increased at a 29% compound annual growth rate. Excluding ISI, as of June 30, 2003, our estimated remaining contract value was $4.6 billion, a 20% increase over the value at June 30, 2002. We believe this growth demonstrates the effectiveness of our two-tiered business development process that management has developed to respond to the strategic and tactical opportunities arising from the evolving government procurement environment. New task order contract vehicles and major high-profile programs are designated strategic opportunities, and their pursuit and execution are managed centrally. A core team comprised of senior management and our strategic business unit heads makes all opportunity selection and resource allocation decisions. Work that can be performed under our many existing task order contract vehicles is designated a tactical opportunity, which is then managed and performed at the business unit level with support as needed from other company resources. All managers and senior technical personnel are encouraged to source new work, and incentives are weighted to ensure corporate objectives are given primary consideration.

Customers

We provide information technology solutions and advanced systems engineering services to a diverse group of federal organizations worldwide, in addition to state, local and international government organizations. Domestically, we service more than 50 agencies, bureaus and divisions of the U.S. federal government, including nearly all cabinet-level agencies and all branches of the military. For the twelve months ended December 31, 2002, the U.S. federal government accounted for approximately 96% of our total revenues. International and state and local governments provided the remaining 4%. The DOD accounted for approximately 78% of our total revenues and services to federal civilian organizations was approximately 19%. For the six months ended June 30, 2003, the DOD accounted for approximately 81% of our total revenues and services to federal civilian organizations was approximately 18%. Our largest customer group is the U.S. Navy, which accounted for approximately 47% of revenues during the twelve months ended December 31, 2002 and approximately 45% of revenues during the six months ended June 30, 2003. We provided services to the Navy through 30 different Navy organizations.

An account receivable from a U.S. federal government agency enjoys the overall creditworthiness of the U.S. federal government, even though each such agency has its own budget. Pursuant to the Prompt Payment Act, payments from government agencies must be made within 30 days of final invoice or interest must be paid.

Competition

The federal information technology solutions and advanced systems engineering services industries are comprised of a large number of enterprises ranging from small, niche-oriented companies to multi-billion dollar corporations with a major presence throughout the U.S. federal government. Because of the diverse requirements of U.S. federal government clients and the highly competitive nature of large federal contracting initiatives, corporations frequently form teams to pursue contract opportunities. Prime contractors leading large proposal efforts select team members on the basis of their relevant capabilities and experience particular to each opportunity. As a result of these circumstances, companies that are competitors for one opportunity may be team members for another opportunity.

We frequently compete against well-known firms in our industry as a prime contractor. Obtaining a position as either a prime contractor or subcontractor on government-wide contracting vehicles is only the first step to ensuring a secure competitive position. Competition then takes place at the task order level, where knowledge of the client and its procurement requirements and environment are key to winning the business. We have been successful in ensuring our presence on GWACs and GSA Schedule contracts, and in competing for work under those contracts. Through the variety of contractual vehicles at our disposal, as either a prime contractor or subcontractor, we have the ability to market our services to any federal agency. Because of our extensive experience in providing services to a diverse array of federal departments and agencies, we have first-hand knowledge of our clients and their goals, problems and challenges. We believe this knowledge gives us a competitive advantage in competing for tasks and positions us well for future growth.

Employees

As of June 30, 2003, we employed approximately 7,200 employees, including ISI employees, 88% of whom were billable and 68% of whom held federal security clearances. Our workforce is well educated and experienced in the defense and intelligence sectors. Functional areas of expertise include systems engineering, computer science, business process reengineering, logistics, transportation, materials technologies, avionics and finance and acquisition management. None of our employees is represented by collective bargaining agreements.

Facilities

Our headquarters are located in leased facilities in Fairfax, Virginia. In total, we lease approximately 1.4 million square feet of office, shop and warehouse space in over 100 facilities across the United States, Canada, United Kingdom and Australia. We own an office building in North Stonington, Connecticut, which occupies 63,578 square feet of office space and which is currently being held for sale.

Legal Proceedings

We are involved in various legal proceedings in the ordinary course of business.

On December 18, 2002, an arbitrator issued a decision requiring us to continue to issue task orders to a subcontractor under a subcontract for so long as our customer continues to issue task orders to us for these services. The arbitrator’s decision also prohibited us from interviewing, offering employment to, hiring or otherwise soliciting employees of the subcontractor that work on this particular project. We subsequently filed an action to vacate or modify the portion of the arbitrator’s decision prohibiting us from hiring certain subcontractor employees under any circumstances since the prohibition extends the scope of the parties’ pre-existing contractual obligations. The court vacated the portion of the arbitrator’s decision relating to the scope of the injunction and referred the issue back to the arbitrator for further consideration. We expect the arbitrator to rule on this matter in the third quarter of 2003.

We cannot predict the ultimate outcome of these matters, but do not believe that they will have a material impact on our financial position or results of operations.

MANAGEMENT

Our Directors and Executive Officers

Our directors and executive officers and their respective ages as of the date of this prospectus are as follows:

Name	Age	Position Held
Frederick J. Iseman	50	Chairman of the Board and Director
Joseph M. Kampf	59	President, Chief Executive Officer and Director
S. Daniel Johnson	55	Executive Vice President and Chief Operating Officer
Charles S. Ream	59	Executive Vice President and Chief Financial Officer
Mark D. Heilman	55	Executive Vice President, Corporate Development
Seymour L. Moskowitz	71	Executive Vice President, Technology
Curtis L. Schehr	44	Senior Vice President, General Counsel and Secretary
Vincent J. Kiernan	45	Senior Vice President, Finance
Gilbert F. Decker	66	Director
Robert A. Ferris	61	Director
Dr. Paul G. Kaminski	60	Director
Steven M. Lefkowitz	39	Director
Dr. William J. Perry	75	Director
General Henry Hugh Shelton, USA (ret.)	61	Director
Thomas J. Tisch	48	Director

Frederick J. Iseman, Chairman of the Board and Director

Frederick J. Iseman has served as our Chairman of the Board of Directors since April 1996. Mr. Iseman is currently Chairman and Managing Partner of Caxton-Iseman Capital, Inc., which was founded by Mr. Iseman in 1993. Prior to establishing Caxton-Iseman Capital, Inc., Mr. Iseman founded Hambro-Iseman Capital Partners, a merchant banking firm. From 1988 to 1990, Mr. Iseman was a member of the Hambro International Venture Fund. Mr. Iseman is Chairman of Buffets, Inc., a director of Vitality Beverages, Inc. and a member of the Advisory Board of Duke Street Capital.

Joseph M. Kampf, President and Chief Executive Officer

Joseph M. Kampf has served as our President and Chief Executive Officer and a director since April 1996. From January 1994 to 1996, Mr. Kampf was a Senior Partner of Avenac Corporation, a consulting firm providing advice in change management, strategic planning, corporate finance and mergers and acquisitions to middle market companies. From 1990 through 1993, Mr. Kampf served as Executive Vice President of Vitro Corporation, a wholly owned subsidiary of The Penn Central Corporation. Prior to his position as Executive Vice President of Vitro Corporation, Mr. Kampf served as the Senior Vice President of Vitro Corporation’s parent company, Penn Central Federal Systems Company and as Chief Liaison Officer for a group with The Penn Central Corporation. Between 1982 and 1986, Mr. Kampf was Vice President of Adena Corporation, an oil and gas exploration and development company. He is a life member of the Navy League and is also active in the Surface Navy Association, Naval Submarine League and National Defense Industrial Association and currently serves as Chairman of the Professional Services Council. He was a Director of the Armed Forces Communications and Electronics Association and served on the Board of Directors of Atlantic Aerospace and Electronics Corporation.

S. Daniel Johnson, Executive Vice President and Chief Operating Officer

S. Daniel Johnson has served as our Executive Vice President and Chief Operating Officer since August 2003. Prior to joining us, Mr. Johnson served as the Executive Vice President responsible for BearingPoint’s Public Services business unit. Between 1997, when he assumed leadership of that business unit, and 2002, Mr. Johnson grew the unit’s annual revenue from $200 million to an annualized revenue run rate of more than $1 billion. He joined BearingPoint, formerly KPMG Consulting, in 1975 and served in positions of increasing responsibility in several business areas, including eGovernment Internet integration, enterprise resource planning and system integration.

Charles S. Ream, Executive Vice President and Chief Financial Officer

Charles S. Ream has served as our Executive Vice President, Chief Financial Officer since May 2003. He has over 30 years of financial management experience, including serving as Senior Vice President and Chief Financial Officer of Newport News Shipbuilding Inc., which was a publicly held company with over 18,000 employees. In that capacity, he was responsible for all of the financial functions, including corporate strategy, mergers and acquisitions, and investor relations. Mr. Ream also served as Senior Vice President, Finance of Raytheon Systems Company from 1998 to 2000, and Chief Financial Officer of Hughes Aircraft Company from 1994 to 1998. Prior to joining Hughes, Mr. Ream was a Partner with Deloitte & Touche.

Mark D. Heilman, Executive Vice President, Corporate Development

Mark D. Heilman currently serves as our Executive Vice President, Corporate Development. He has been with us since October 1998. From 1991 to September 1998, Mr. Heilman was a partner and principal of CSP Associates, Inc., where he specialized in strategic planning and mergers and acquisition support for the aerospace, defense and information technology sectors. From 1987 to 1991, Mr. Heilman was Vice President and an Executive Director of Ford Aerospace and Communications Corporation.

Seymour L. Moskowitz, Executive Vice President, Technology

Seymour L. Moskowitz currently serves as our Executive Vice President, Technology. He has been with us since March 1997. Mr. Moskowitz served as a consultant to us from April 1996 to March 1997. Prior to joining us, Mr. Moskowitz served as an independent management consultant from 1994 to April 1996. From 1985 to 1994, Mr. Moskowitz served as Senior Vice President of Technology at Vitro Corporation, where he was responsible for the development and acquisition of technologies and management of research and development personnel and laboratory resources. Before working for the Vitro Corporation, Mr. Moskowitz served as Director of Research and Development for Curtiss-Wright Corporation. Mr. Moskowitz has been awarded seven patents, has authored and co-authored over 50 articles, and has been published in ASME Transactions, ASME Journals of Energy, Power and Aircraft, SAE Journal and various conference proceedings. He formerly served on the Board of Directors of the Software Productivity Consortium and is currently a member of the steering committee of the Fraunhofer Center (MD) for Software Engineering.

Curtis L. Schehr, Senior Vice President, General Counsel and Secretary

Curtis L. Schehr currently serves as our Senior Vice President, General Counsel and Secretary. He has been with us since October 1996. From 1991 to 1996, Mr. Schehr served as Associate General Counsel at Vitro Corporation. During 1990, Mr. Schehr served as Legal Counsel at Information Systems and Networks Corporation. Prior to 1990, Mr. Schehr served for six years in several legal and contract oriented positions at Westinghouse Electric Corporation (Defense Group).

Vincent J. Kiernan, Senior Vice President, Finance

Vincent J. Kiernan currently serves as our Senior Vice President, Finance. He has been with the Company since September 1998. From July 1995 to September 1998, he served as a Managing Director at KPMG LLP, where he provided cost and pricing control reviews, claims analysis, accounting/contracts management and general consulting services to a wide array of clients including both government contractors and commercial enterprises. From 1989 to 1995, Mr. Kiernan was a Director for Coopers & Lybrand. From 1985 to 1989, he was a consultant with Peterson & Co. Consulting.

Gilbert F. Decker, Director

Gilbert F. Decker has served as a director since June 1997. Mr. Decker currently serves as a private consultant to the technology industry. From April 1999 until August 2001, Mr. Decker served as Executive Vice President at Walt Disney Imagineering, Inc. From April 1994 to May 1997, Mr. Decker served as the Assistant Secretary of the U.S. Army for Research, Development and Acquisition. As Assistant Secretary, Mr. Decker led the Army’s acquisition and procurement reform efforts, with an emphasis on eliminating excessive government requirements throughout the acquisition process. He also served as the Army Acquisition Executive, the Senior Procurement Executive, the Science Advisor to the Secretary and the Senior Research and Development official for the Army. From 1983 to 1989, Mr. Decker was on the Army Science Board and served as Chairman from March 1987 until the end of his appointment. In the private sector, Mr. Decker has served as President and Chief Executive Officer of three technology companies, including Penn Central Federal Systems Company, and Mr. Decker is currently a director of Alliant Techsystems, Inc. and Allied Defense Group, Inc.

Robert A. Ferris, Director

Robert A. Ferris has served as a director since April 1996. Mr. Ferris is a Managing Director of Caxton-Iseman Capital, Inc., a private equity firm, and has been employed by Caxton-Iseman Capital, Inc. since March 1998. From 1981 to February 1998, Mr. Ferris was a General Partner of Sequoia Associates (a private investment firm headquartered in Menlo Park, California). Prior to founding Sequoia Associates, Mr. Ferris was a Vice President of Arcata Corporation, a New York Stock Exchange-listed company. Mr. Ferris currently is a director of Buffets, Inc.

Dr. Paul G. Kaminski, Director

Dr. Paul G. Kaminski has served as a director since June 1997. Dr. Kaminski has served as Chairman and Chief Executive Officer of Technovation, Inc. since 1997 and as a Senior Partner of Global Technology Partners since 1998. From 1994 to May 1997, Dr. Kaminski served as the Under Secretary of Defense for Acquisition and Technology. In this position, Dr. Kaminski was responsible for all matters relating to Department of Defense acquisition, including research and development, procurement, acquisition reform, dual-use technology and the defense technology and industrial base. Prior to 1994, he served as Chairman of a technology oriented investment banking and consulting firm. Dr. Kaminski also served as Chairman of the Defense Science Board and as a consultant and advisor to many government agencies. Dr. Kaminski is currently a director of General Dynamics Corporation.

Steven M. Lefkowitz, Director

Steven M. Lefkowitz has served as a director since April 1996. Mr. Lefkowitz is a Managing Director of Caxton-Iseman Capital, Inc. and has been employed by Caxton-Iseman Capital, Inc. since 1993. From 1988 to 1993, Mr. Lefkowitz was employed by Mancuso & Company, a private investment firm, and served in several positions including Vice President and as a Partner of Mancuso Equity Partners. Mr. Lefkowitz is a director of Buffets, Inc. and Vitality Beverages, Inc.

Dr. William J. Perry, Director

Dr. William J. Perry has served as a director since February 2002. He is currently the Michael and Barbara Berberian Professor at Stanford University with a joint appointment in the School of Engineering and the Institute for International Studies and Co-director of the Preventive Defense Project. In a prior term at Stanford (1988-1993), Dr. Perry was Co-director of the Center for International Security and Arms Control. Dr. Perry was the 19th Secretary of Defense for the United States, serving from February 1994 to January 1997. He previously served as Deputy Secretary of Defense (1993-1994) and as Under Secretary of Defense for Research and Engineering (1977-1981). In the private sector, Dr. Perry has founded and led two technology firms and serves on the board of directors of several high technology companies. He currently serves as Chairman of Global Technology Partners. Dr. Perry has received numerous awards, including the Presidential Medal of Freedom.

General Henry Hugh Shelton, USA (ret.), Director

General Hugh Shelton, USA (ret.), has served as a director since February 2002. During his 37 years of active service in the military, General Shelton commanded at every level, including the 82nd Airborne Division, the XVIII Airborne Corps, as the Joint Task Force 180 Commander leading the Haiti Operation, and as Commander-in-Chief U.S. Special Operations Command. General Shelton became the 14th Chairman of the Joint Chiefs of Staff on October 1, 1997 and served two terms. General Shelton retired in October 2001 as the Chairman of the Joint Chiefs of Staff and the nation’s principal military advisor to the President of the United States and the Secretary of Defense. General Shelton currently serves as President, International Operations, of M.I.C. Industries. General Shelton is also a director of Anheuser-Busch Companies, Inc and of Red Hat, Inc.

Thomas J. Tisch, Director

Thomas J. Tisch has served as a director since February 2002. Since 1992, Mr. Tisch has served as Managing Partner of Four Partners, an investment partnership focusing on public securities. Prior to 1992, Mr. Tisch worked in a similar capacity in predecessor partnerships. Mr. Tisch is a trustee of the Manhattan Institute, Mount Sinai-NYU Health System, The Henry Kaufman Campgrounds, Inc. and the Municipal Assistance Corporation for the City of New York. Mr. Tisch is also a director of InfoNXX, Inc., a provider of directory assistance to the wireless industry.

Classes and Terms of Directors

Our board is currently comprised of nine directors and is divided into three classes, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. In connection with his retirement, Mr. Thomas M. Cogburn resigned as a member of our board effective August 9, 2003. As of the date of this prospectus, the following individuals are directors and will serve for the terms indicated:

Class 2 Directors (term expiring in 2004)

Joseph M. Kampf

Steven M. Lefkowitz

Dr. Paul G. Kaminski

Class 3 Directors (term expiring in 2005)

Frederick J. Iseman

Gilbert F. Decker

Class 1 Directors (term expiring in 2006)

Robert A. Ferris

Dr. William J. Perry

General Henry Hugh Shelton, USA (ret.)

Thomas J. Tisch

Pursuant to our amended and restated certificate of incorporation, the Caxton-Iseman stockholders are entitled to nominate, any such nominees being referred to as “Caxton-Iseman nominees”: (i) for so long as such stockholders beneficially own in the aggregate at least a majority of our then outstanding common stock, at least a majority in number of the directors on our board; and (ii) for so long as such stockholders beneficially own in the aggregate more than 10% but less than a majority of our then outstanding common stock, a number of directors approximately equal to that percentage multiplied by the number of directors on our board. As of the closing of this offering, the Caxton-Iseman nominees will consist of Messrs. Iseman, Ferris, Lefkowitz and Tisch. If the Caxton-Iseman stockholders’ ownership position following the consummation of this offering were to remain unchanged at the date of our next election of directors, the Caxton-Iseman stockholders would not be able to nominate any directors. Each of Messrs. Ferris and Lefkowitz has agreed, for so long as he is a director serving or elected as a Caxton-Iseman nominee, to resign from our board, upon the request of the Caxton-Iseman stockholders. See “Description of Capital Stock—Certain Certificate of Incorporation, By-Law, Rights Agreement and Statutory Provisions.”

Committees of Our Board

Our board has established an audit committee, the members of which are Messrs. Decker, Kaminski and Tisch, an executive committee, the members of which are Messrs. Iseman, Lefkowitz, Ferris and Kampf, a compensation committee, the members of which are Messrs. Lefkowitz and Ferris, Dr. Kaminski and General Shelton, an executive compensation committee, the members of which are Dr. Kaminski and General Shelton, a nominating and corporate governance committee, the members of which are Messrs. Lefkowitz, Ferris and General Shelton, and a strategy committee, the members of which are Drs. Perry and Kaminski, General Shelton and Mr. Decker.

The audit committee oversees actions taken by our independent auditors and reviews our internal controls and procedures. The executive committee exercises the authority of our board in the interval between meetings of the board. The compensation committee reviews and approves the compensation of our officers and management personnel and administers our employee benefit plans and our Amended and Restated Omnibus Stock Plan. The executive compensation committee administers our Amended and Restated Omnibus Stock Plan and other executive plans for awards or grants to our named executive officers and persons subject to Section 16 of the Exchange Act of 1934. The nominating and corporate governance committee nominates candidates for election to our board and develops and recommends to the Board of Directors corporate governance guidelines applicable to us. The nominating and corporate governance committee makes no recommendations with respect to Caxton-Iseman nominees. The strategy committee reviews our strategy for market positioning and examines and advises us on emerging government requirements where our diverse skill and program bases can be leveraged.

Compensation of Directors

Our directors who are not employees or Caxton-Iseman stockholders are eligible to receive the following annual compensation: $5,000 for each fiscal quarter; $1,000 for each board meeting attended; $1,500 annually for serving as chairperson of a committee; and $500 for each committee meeting attended. Each of our directors is also reimbursed for expenses incurred in connection with serving as a member of our board.

Executive Compensation

The following table sets forth information on the compensation awarded to, earned by or paid to our Chief Executive Officer, Joseph M. Kampf, and the four other most highly compensated executive officers of ours whose individual compensation exceeded $100,000 during the twelve months ended December 31, 2002 for services rendered in all capacities to us.

Name and Principal Position	Year			Long-Term Compensation Awards
Annual Compensation
		Salary	Bonus	Other Annual Compensation (1)	Number of Shares Underlying Stock Options
Joseph M. Kampf President and Chief Executive Officer	2002 2001 2000	$457,042 415,899 391,530	$299,520 240,000 240,000	— — —	200,000 — 240,000
Thomas M. Cogburn (2)	2002 2001 2000	255,247 231,254 211,033	147,600 110,000 100,000	— — —	100,000 — 80,000
Carlton B. Crenshaw (3)	2002 2001 2000	220,236 204,999 198,927	120,000 100,000 100,000	— — —	80,000 — —
Mark D. Heilman Executive Vice President, Corporate Development	2002 2001 2000	211,144 195,451 185,905	120,000 100,000 75,000	— — —	80,000 — —
Seymour L. Moskowitz Executive Vice President, Technology	2002 2001 2000	211,144 195,451 182,991	120,000 100,000 112,500	— — —	80,000 — —

(1)	No named executive officer received Other Annual Compensation in an amount in excess of the lesser of either $50,000 or 10% of the total of salary and bonus reported for him in the two preceding columns.

(2)	Mr. Cogburn resigned as Executive Vice President, Chief Operating Officer and Director effective August 9, 2003.

(3)	Mr. Crenshaw resigned as Executive Vice President and Chief Financial Officer effective May 2, 2003.

Option Grants in 2002

		Individual Grants			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in 2002	Exercise or Base Price Per Share	Expiration Date	5%	10%
Joseph M. Kampf	200,000	14.1%	$18.00	3/11/2012	$2,264,021	$5,737,473
Thomas M. Cogburn (1)	100,000	7.1	18.00	3/11/2012	1,132,010	2,868,736
Carlton B. Crenshaw (2)	80,000	5.6	18.00	3/11/2012	905,608	2,294,989
Mark D. Heilman	80,000	5.6	18.00	3/11/2012	905,608	2,294,989
Seymour L. Moskowitz	80,000	5.6	18.00	3/11/2012	905,608	2,294,989

(1)	Mr. Cogburn resigned as Executive Vice President, Chief Operating Officer and Director effective August 9, 2003.

(2)	Mr. Crenshaw resigned as Executive Vice President and Chief Financial Officer effective May 2, 2003.

Aggregated Option Exercises in 2002 and Fiscal Year-End Option Values

The following table sets forth certain information with respect to options held at the end of fiscal 2002 by each of our named executive officers:

	Individual Grants			Value of Unexercised In-the-Money Options at December 31, 2002 Exercisable/ Unexercisable (1)
Name	Shares Acquired on Exercise(s)	Value Realized	Number of Shares Underlying Unexercised Options at December 31, 2002 Exercisable/Unexercisable
Joseph M. Kampf	—	$—	328,320/344,000	$7,083,780/$3,756,780
Thomas M. Cogburn (2)	8,000	—	56,000/156,000	$1,032,140/$1,606,760
Carlton B. Crenshaw (3)	83,642	1,434,983	28,510/80,000	$660,184/$480,000
Mark D. Heilman	45,760	324,368	162,240/152,000	$3,109,236/$1,853,580
Seymour L. Moskowitz	113,030	1,519,706	292,258/115,200	$6,535,081/$1,140,088

(1)	Based on the difference between the closing price of our common stock on December 31, 2002, as reported by the New York Stock Exchange and the option exercise price. The above valuations may not reflect the actual value of unexercised options, as the value of unexercised options fluctuates with market activity.

(2)	Mr. Cogburn resigned as Executive Vice President, Chief Operating Officer and Director effective August 9, 2003.

(3)	Mr. Crenshaw resigned as Executive Vice President and Chief Financial Officer effective May 2, 2003.

Amended and Restated Omnibus Stock Plan

Purposes of the Plan

On March 5, 2002, Anteon Virginia amended and restated its omnibus stock plan, or the “Stock Plan,” which was originally adopted in January 1997 and which terminates in January 2007. We subsequently assumed the Stock Plan as part of our initial public offering on March 15, 2002. The Stock Plan enables us to make grants of stock-based incentive compensation to employees, officers, directors and consultants of our company and our affiliates. The purpose of the Stock Plan is to promote our long-term growth and profitability by (i) providing key people with incentives to improve stockholder value and to contribute to our growth and financial success and (ii) enabling us to attract, retain and reward the best available persons for positions of substantial responsibility. The Stock Plan may be used to grant award compensation which qualifies for the performance-based compensation exemption provided under Section 162(m) of the Internal Revenue Code, as amended, or the “Code,” but the Stock Plan may also be used to grant awards that do not qualify for that exemption.

Administration of the Plan

The Stock Plan is currently administered by the Compensation Committee of our Board of Directors. The Compensation Committee has full power and authority to administer the Stock Plan and to adopt such rules, regulations, agreements, guidelines and instruments for the administration of the Stock Plan and for the conduct of its business as it deems necessary or advisable, subject to the terms and conditions of the Stock Plan, including, without limitation, the authority to grant awards, to determine the numbers of shares subject to an award and to determine the grantees to whom awards shall be granted under the Stock Plan. The Compensation Committee is authorized to interpret the Stock Plan, in its sole and absolute discretion, and to make adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or recurring events affecting us, or our financial statements, or of changes in applicable laws, regulations or accounting principles whenever the Compensation Committee determines that such adjustments are appropriate to prevent dilution or enlargement of benefits under the Stock Plan. The Board of Directors may modify or terminate the Stock Plan at any time, except for any amendment requiring stockholder approval under the Code or exchange rules. The Board of Directors may take no action which would impair the rights of any participant or any holder or beneficiary of any award without the consent of the affected participant, holder or beneficiary. The Board of Directors may resolve to directly administer the Stock Plan. All of the Compensation Committee’s decisions under the Stock Plan will be subject to the approval of the Board of Directors. All awards under the Stock Plan made to persons subject to Section 16(b) of the Exchange Act or who are or may become named executive officers, as determined by the Compensation Committee, shall be granted by the Executive Compensation Committee. All of the decisions of the Executive Compensation Committee are subject to the approval of the Compensation Committee, which in turn is subject to approval by the Board of Directors.

Transfer; Awards Available under the Plan

Each award under the Stock Plan, and each right under any award, may be exercised during the participant’s lifetime only by the participant, unless otherwise determined by the Compensation Committee or, if permissible under applicable law, by the participant’s guardian or legal representative. Generally, the awards may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution, unless otherwise provided for in an stock option agreement. The designation of a beneficiary will not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance for purposes of the Stock Plan.

The Stock Plan originally authorized the grant of awards with respect to a maximum of 6,242,400 shares of common stock, of which 611,340 remained available to be granted as of June 30, 2003 and 3,919,775 were subject to outstanding awards in each case as of June 30, 2003. Any shares covered by awards which are forfeited, expire or which are terminated or canceled for any reason (other than as a result of the exercise or vesting of the award) will again be available for grant under the Stock Plan. The Stock Plan restricts the number of options or stock appreciation rights that may be granted to any one participant during a calendar year to a maximum of 250,000 shares of common stock. In addition, in the event of a reclassification, recapitalization, stock split, stock dividend, combination of shares or other similar event, the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the Stock Plan shall be adjusted to reflect such event as the Compensation Committee deems appropriate and equitable in the number, kind and price of shares covered by outstanding awards made under the Stock Plan (and in any other matters that relate to awards and that are affected by the changes in the common stock referred to above). The Stock Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, or Section 401(a) of the Internal Revenue Code.

Types of Awards

The following awards may be granted under the Stock Plan: non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock or unrestricted stock or phantom stock.

Stock Options.    A stock option granted under the Stock Plan provides a participant the right to purchase, subject to the terms of the stock option agreement, for a specified period of time (in the case of an incentive stock option, not more than ten years from the date of grant), a stated number of shares of common stock at the price specified in the stock option agreement (in the case of an incentive stock option, no less than fair market value on the date of grant). All other terms and conditions of the options are determined by the Compensation Committee, subject to the terms and conditions of the Stock Plan, and set forth in the applicable stock option agreement. An option generally may be exercised by delivery of an amount equal to the exercise price of that option in cash, shares of common stock (provided that the common stock delivered has been owned by the participant for at least six months or was previously acquired by the participant on the open market), any combination of the above or as the Compensation Committee may otherwise determine. Under the terms of the Stock Plan, the Compensation Committee may approve the use of brokered exercises of options, but to date has elected not to approve such exercise of options. In the event of the participant’s disability or death, the provisions of the Stock Plan will apply to the participant’s legal representative or guardian, executor, personal representative, or to the person to whom the option and/or shares shall have been transferred by will or the laws of descent and distribution, as though that person is the participant. The Compensation Committee may provide for the grant of additional options to any eligible grantee upon the exercise of options through the delivery of shares of our common stock, but to date has elected not to grant such additional options.

The Compensation Committee determines and designates those persons to whom awards are granted and also determines: the award period; the vesting period; and other terms, provisions, limitation and performance requirements, provided they are not inconsistent with the Stock Plan.

Stock Appreciation Rights.    A stock appreciation right provides the participant the right to receive an amount equal to the excess of the fair market value of a share of common stock on the date of exercise of the stock appreciation right over the grant price of the stock appreciation right. Stock appreciation rights may be granted in tandem with another award, in addition to another award, or freestanding and unrelated to another award. The Compensation Committee is authorized under the Stock Plan to determine the terms of the stock appreciation right and whether a stock appreciation right will be settled in cash, shares of common stock or a combination of cash and shares of common stock. If on the last day of the option term for an option with a tandem stock appreciation right, the fair market value of common stock exceeds the grant price of the stock appreciation right, the stock appreciation right will be deemed to have been exercised by the grantee. No stock appreciation rights are currently outstanding and no such stock awards have ever been granted.

Stock Awards: Restricted Stock, Unrestricted Stock and Phantom Stock.    Subject to the other applicable provisions of the Stock Plan, the Compensation Committee may at any time and from time to time grant stock awards to eligible participants in such amount and for such consideration, as it determines. A stock award may be denominated in shares of common stock or stock-equivalent units, and may be paid in common stock, in cash, or in a combination of common stock and cash, as determined in the sole and absolute discretion of the Compensation Committee from time to time. No restricted stock, unrestricted stock or phantom stock are currently outstanding and no such stock awards have ever been granted.

With respect to an award of restricted stock or phantom shares that is intended to comply with Section 162(m) of the Code, if and to the extent required for such compliance, the vesting of the award will depend on the achievement of one or more performance goals established by the Committee, selected from among the following: cash flow; market value; capital spending; book value; earnings per share; market share; operating profit; net income; return on capital; return on assets; return on equity; margins; shareholder return; company growth; productivity improvement; EBITDA; revenue growth; return on investment capital; or costs or expenses. In any calendar year, the combined maximum number of restricted shares and phantom stock units that may be granted to any individual is 250,000. The performance-goal limitations and the annual award limitation on grants of restricted stock and phantom stock units were added by amendment to the Stock Plan on April 10, 2003; the Stock Plan previously in effect did not impose these restrictions on awards.

Change in Control

In the event of any proposed change in control (as defined in the Stock Plan), the Compensation Committee shall take such action as it deems appropriate and equitable to effectuate the purposes of the Stock Plan and to protect the grantees of the awards, which may include, without limitation, the following:

•	acceleration or change of the exercise dates of any award so that the unvested portion of any award becomes fully vested and immediately exercisable;

•	arrangements with grantees for the payment of appropriate consideration to them for the cancellation and surrender of any award, which shall not be less than consideration paid for our other common stock which is acquired, sold, transferred, or exchanged because of the proposed change in control; and

•	in any case where equity securities other than our common stock are proposed to be delivered in exchange for or with respect to common stock, arrangements providing that any award shall become one or more awards with respect to such other equity securities.

Dissolution

In the event we dissolve and liquidate, other than pursuant to a plan of merger or reorganization, then each grantee may receive appropriate consideration as the Committee may arrange for the grantee’s equity awards.

Severance Agreements

We have entered into agreements with certain of our executive officers and certain key members of management, or the “Executives,” have entered into agreements with us or our wholly owned operating subsidiary, Anteon Corporation (collectively, “Anteon”). The agreements provide for certain compensation payments and other benefits for periods ranging from 12 months to 24 months, except in the case of Mr. Kampf, whose payments and benefits will continue for 36 months, to be received by the Executive in the event the Executive’s employment is involuntarily terminated without cause, or in the event the Executive resigns his/her employment for “Good Reason,” as such term is defined in the agreement. The Executive may not resign for “Good Reason” unless he or she shall have first given notice to Anteon of the reason for such resignation and Anteon shall have failed to reasonably cure the situation within thirty days of receipt of such notice. The compensation and benefits period for Messrs. Ream, Heilman and Moskowitz continue for a 24 month period. If these executives had been terminated on June 30, 2003, cash severance payments payable to Messrs. Kampf, Heilman, Moskowitz and Ream under their respective severance agreements would have been $1,630,966, $520,621, $533,121 and $650,833 respectively.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information as of August 1, 2003 as to the number of shares of our common stock beneficially owned by:

•	each named executive officer;

•	each of our directors;

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	all of our executive officers and directors as a group; and

•	each other selling stockholder participating in this offering.

The table also indicates the percentage of outstanding shares beneficially owned by each of them as of August 1, 2003, before and after giving effect to this offering. The selling stockholders are offering a total of 6,600,000 shares in this offering.

Unless otherwise noted below, the address of each beneficial owner listed on the table below is c/o Anteon International Corporation, 3211 Jermantown Road, Suite 700, Fairfax, Virginia 22030-2801.

	Shares Beneficially Owned Prior to the Offering(1)		Number of Shares Being Offered	Shares Beneficially Owned After the Offering(1)
Name of Beneficial Owner	Shares	%		Shares	%
Azimuth Technologies, L.P.(3)(4)	11,061,235	31.6%	4,229,733	6,123,369	17.5%
FMR Corp.(2)	3,787,426	10.8%	0	3,787,426	10.8%
Azimuth Tech. II LLC(3)(4)	3,882,240	11.1%	1,024,944	2,149,163	6.1%
Georgica (Azimuth Technologies), Inc.(3)(4)	13,359,647	38.2%	1,094	7,395,743	21.1%
Frederick J. Iseman(3)(4)	13,362,097	38.2%	1,094	7,397,099	21.1%
Gilbert F. Decker(5)	40,320	*	8,364	31,956	*
Dr. Paul G. Kaminski(6)	53,320	*	11,278	42,042	*
Joseph M. Kampf(7)	1,400,447	4.0%	313,872	1,086,575	3.1%
Charles S. Ream(8)	0	*	0	0	*
Seymour L. Moskowitz(9)	350,638	1.0%	78,586	272,052	*
Thomas M. Cogburn(10)	517,185	1.5%	115,914	401,271	1.1%
Mark D. Heilman(11)	215,680	*	48,339	167,341	*
Robert A. Ferris(12)	1,126,912	3.2%	0	623,845	1.8%
Ferris Family 1987 Trust(12)	1,126,912	3.2%	503,067	623,845	1.8%
Steven M. Lefkowitz(13)	459,366	1.3%	179,039	254,300	*
SML Family Investors LLC(13)	58,304	*	26,027	32,277	*
Dr. William J. Perry(14)	3,000	*	0	3,000	*
General Henry Hugh Shelton, USA (ret.)(15)	3,000	*	0	3,000	*
Thomas J. Tisch(16)	3,000	*	0	3,000	*
S. Daniel Johnson(17)	0	*	0	0	*
Roger A. Gurner(18)	179,679	*	33,618	146,061	*
Howard W. Dawson(19)	208,264	*	25,031	183,233	*
All Directors and Executive Officers as a Group(20)	16,076,127	44.7%	6,541,351	9,534,776	26.5%

*	Less than 1%.
(1)	Determined in accordance with Rule 13d-3 under the Exchange Act.

(2)	Based solely upon a Schedule 13G/A filed by FMR Corporation on March 10, 2003. The address for FMR Corporation provided in such Schedule 13G/A is 82 Devonshire Street, Boston, MA 02109.

(3)	By virtue of Frederick J. Iseman’s indirect control of Azimuth Technologies, L.P., Azimuth Tech. II LLC and Georgica (Azimuth Technologies), Inc., which are the investment partnerships organized by Caxton-Iseman Capital, he is deemed to beneficially own the 11,773,369 shares held by these entities. Mr. Iseman has (i) sole voting and dispositive power over 11,775,819 shares of our common stock, and (ii) shared voting and dispositive power over the 1,586,278 shares of our common stock held in the aggregate by the Ferris Family 1987 Trust, Mr. Lefkowitz and SML Family Investors LLC and may be deemed to be the beneficial owner thereof. Each of Azimuth Technologies, L.P., Azimuth Tech. II LLC, Georgica (Azimuth Technologies), Inc. and Mr. Iseman has granted to the underwriters an option to purchase up to an additional 491,239, 119,036, 127 and 127 shares of common stock, respectively, in the event that the underwriters sell more than 6,600,000 shares in order to cover such over-allotments. If the underwriters’ over-allotment option is exercised in full with respect to all selling stockholders, Azimuth Technologies, L.P., Azimuth Tech. II LLC, Georgica (Azimuth Technologies), Inc. and Mr. Iseman will beneficially own approximately 15.8%, 5.5%, 19.1% and 19.1%, respectively, of our common stock after consummation of the offering. Mr. Iseman’s address is c/o Caxton-Iseman Capital, Inc., 667 Madison Avenue, New York, New York 10021.

(4)	Includes 1,126,912, 459,366 and 58,304 shares beneficially held by the Ferris Family 1987 Trust, Mr. Lefkowitz and SML Family Investors LLC, respectively. The Ferris Family 1987 Trust, Mr. Lefkowitz and SML Family Investors LLC are parties to a stockholders agreement with Azimuth Technologies, L.P. and Azimuth Tech. II LLC with respect to the shares of our common stock held by them. Pursuant to the terms of this stockholders agreement, the Ferris Family 1987 Trust, Mr. Lefkowitz and SML Family Investors LLC are required to vote all of their shares of common stock at the direction of Azimuth Technologies, L.P. and Azimuth Tech. II LLC, and are bound by specified transfer restrictions.

(5)	Includes 3,000 shares of common stock issuable pursuant to stock options exercisable within 60 days of August 1, 2003. Does not include 12,000 shares of common stock issuable pursuant to stock options that are not exercisable within 60 days of that date. Mr. Decker’s address is 45 Glenridge Avenue, Los Gatos, California 95030. Mr. Decker has granted to the underwriters an option to purchase up to an additional 4,076 shares of common stock to cover over-allotments. If the underwriters’ over-allotment option is exercised in full with respect to all selling stockholders, Mr. Decker will beneficially own less than 1% of our common stock after consummation of the offering.

(6)	Includes 3,000 shares of common stock issuable pursuant to stock options exercisable within 60 days of August 1, 2003. Does not include 12,000 shares of common stock issuable pursuant to stock options that are not exercisable within 60 days of that date. Dr. Kaminski has granted to the underwriters an option to purchase up to an additional 5,496 shares of common stock to cover over-allotments. If the underwriters’ over-allotment option is exercised in full with respect to all selling stockholders, Dr. Kaminski will beneficially own less than 1% of our common stock after consummation of the offering. Dr. Kaminski’s address is 6691 Rutledge Drive, Fairfax, Virginia 22039.

(7)	Includes 416,320 shares of common stock issuable pursuant to stock options exercisable within 60 days of August 1, 2003. Does not include 256,000 shares of common stock issuable pursuant to stock options that are not exercisable within 60 days of that date. Excludes shares held by Azimuth Technologies, L.P., of which he is a limited partner. Mr. Kampf has granted to the underwriters an option to purchase up to an additional 152,944 shares of common stock to cover over-allotments. If the underwriters’ over-allotment option is exercised in full with respect to all selling stockholders, Mr. Kampf will beneficially own approximately 2.6% of our common stock after consummation of the offering.

(8)	Does not include 100,000 shares of common stock issuable pursuant to stock options that are not exercisable within 60 days of August 1, 2003.

(9)	Includes 305,898 shares of common stock issuable pursuant to stock options exercisable within 60 days of August 1, 2003. Does not include 156,600 shares of common stock issuable pursuant to stock options that are not exercisable within 60 days of that date. Excludes shares held by Azimuth Technologies, L.P., of which he is a limited partner. Mr. Moskowitz has granted to the underwriters an option to purchase up to an additional 38,294 shares of common stock to cover over-allotments. If the underwriters’ over-allotment option is exercised in full with respect to all selling stockholders, Mr. Moskowitz will beneficially own less than 1% of our common stock after consummation of the offering.

(10)	Includes 20,000 shares of common stock issuable pursuant to stock options exercisable within 60 days of August 1, 2003. Does not include 120,000 shares of common stock issuable pursuant to stock options that are not exercisable within 60 days of that date. Mr. Cogburn has granted to the underwriters an option to purchase up to an additional 56,482 shares of common stock to cover over-allotments. If the underwriters’ over-allotment option is exercised in full with respect to all selling stockholders, Mr. Cogburn will beneficially own less than 1% of our common stock after consummation of the offering.

(11)	Includes 178,240 shares of common stock issuable pursuant to stock options exercisable within 60 days of August 1, 2003. Does not include 120,000 shares of common stock issuable pursuant to stock options that are not exercisable within 60 days of that date. Excludes shares held by CSP Associates LLC, a limited liability company of which he is a non-managing member. Mr. Heilman has granted to the underwriters an option to purchase up to an additional 23,555 shares of common stock to cover over-allotments. If the underwriters’ over-allotment option is exercised in full with respect to all selling stockholders, Mr. Heilman will beneficially own less than 1% of our common stock after consummation of the offering.

(12)	Represents 1,126,912 shares held by the Ferris Family 1987 Trust, of which Mr. Ferris is trustee, and with respect to which Mr. Ferris shares voting and dispositive power with Azimuth Technologies, L.P., Azimuth Tech. II LLC and Mr. Iseman. The address of Mr. Ferris and the Ferris Family 1987 Trust is c/o Caxton-Iseman Capital, Inc., 667 Madison Avenue, New York, New York 10021. Excludes shares held by Azimuth Technologies, L.P. and Azimuth Tech. II LLC of which the Ferris Family 1987 Trust is, respectively, a limited partner and a non-managing member. The Ferris Family 1987 Trust has granted to the underwriters an option to purchase up to an additional 58,426 shares of common stock to cover over-allotments. If the underwriters’ over-allotment option is exercised in full with respect to all selling stockholders, Mr. Ferris and the Ferris Family 1987 Trust will beneficially own 1.6% of our common stock after consummation of the offering.

(13)	Includes 58,304 shares held by SML Family Investors LLC, a limited liability company affiliated with Mr. Lefkowitz. Mr. Lefkowitz’s address is c/o Caxton-Iseman Capital, Inc., 667 Madison Avenue, New York, New York 10021. Excludes shares held by Azimuth Technologies, L.P. and Azimuth Tech. II LLC of which he is, respectively, a limited partner and a non-managing member. Includes 459,366 shares with respect to which Mr. Lefkowitz shares voting and dispositive power with Azimuth Technologies, L.P., Azimuth Tech. II LLC and Mr. Iseman. Each of SML Family Investors LLC and Mr. Lefkowitz has granted to the underwriters an option to purchase up to an additional 3,023 and 20,793 shares of common stock, respectively, to cover over-allotments. If the underwriters’ over-allotment option is exercised in full with respect to all selling stockholders, SML Family Investors LLC and Mr. Lefkowitz will beneficially own less than 1% of our common stock after consummation of the offering.

(14)	Includes 3,000 shares of common stock issuable pursuant to stock options exercisable within 60 days of August 1, 2003. Excludes 12,000 shares of common stock issuable pursuant to stock options that are not exercisable within 60 days of that date. Mr. Perry’s address is 320 Galvez Street, Stanford, CA 94305-6165.

(15)	Includes 3,000 shares of common stock issuable pursuant to stock options exercisable within 60 days of August 1, 2003. Excludes 12,000 shares of common stock issuable pursuant to stock options that are not exercisable within 60 days of that date. Gen. Shelton’s address is 11911 Freedom Drive, One Fountain Square, 10th Floor Reston, VA 20190.

(16)	Includes 3,000 shares of common stock issuable pursuant to stock options exercisable within 60 days of August 1, 2003. Excludes 12,000 shares of common stock issuable pursuant to stock options that are not exercisable within 60 days of that date. Mr. Tisch’s address is 667 Madison Avenue, New York, NY 10021.

(17)	Does not include 125,000 shares of common stock issuable pursuant to stock options that are not exercisable within 60 days of August 1, 2003.

(18)	Includes 8,000 shares of common stock issuable pursuant to stock options exercisable within 60 days of August 1, 2003. Does not include 32,000 shares of common stock issuable pursuant to stock options not exercisable within 60 days of that date. Mr. Gurner is an employee of ours. Mr. Gurner has granted to the underwriters an option to purchase up to an additional 16,382 shares of common stock to cover over-allotments. If the underwriters’ over-allotment option is exercised in full with respect to all selling stockholders, Mr. Gurner will own less than 1% of our common stock after consummation of the offering.

(19)	Includes 58,080 shares of common stock issuable pursuant to stock options exercisable within 60 days of August 1, 2003. Does not include 8,000 shares of common stock issuable pursuant to stock options not exercisable within 60 days of that date. Mr. Dawson is an employee of ours.

(20)	Includes 1,046,098 shares of common stock issuable pursuant to stock options exercisable within 60 days of August 1, 2003. Does not include 952,000 shares of common stock issuable pursuant to stock options that are not exercisable within 60 days of that date.

Tag Along Rights

On March 15, 2002, Azimuth Technologies, L.P., Azimuth Tech. II LLC, Frederick J. Iseman, Joseph M. Kampf, the Ferris Family 1987 Trust, Steven M. Lefkowitz, SML Family Investors LLC and certain members of management and certain selling stockholders, collectively the “Management Tag Stockholders,” entered into a Tag Along Agreement granting to Mr. Kampf and the Management Tag Stockholders specified rights in the event of a sale of our common stock by any of the Caxton-Iseman stockholders. If, at any time before the Caxton-Iseman stockholders no longer beneficially own, in the aggregate, more than 20% of our outstanding common stock, any Caxton-Iseman stockholder or a group of them sells shares of our common stock to a purchaser, who, after such sale or series of related sales, would beneficially own, in the aggregate, 51% or more of our outstanding common stock, Mr. Kampf and the Management Tag Stockholders may participate in that sale pro rata with such Caxton-Iseman stockholder(s). The Tag Along Agreement terminates in accordance with its terms twenty (20) years after its signing.

CERTAIN RELATIONSHIPS

Registration Rights

On March 11, 2002, Azimuth Technologies, L.P., Azimuth Tech. II LLC, Messrs. Frederick J. Iseman, Joseph M. Kampf, Carlton B. Crenshaw, Thomas M. Cogburn, Seymour L. Moskowitz and Steven M. Lefkowitz, SML Family Investors LLC and the Ferris Family 1987 Trust and certain other parties named therein, entered into a registration rights agreement with us relating to the shares of common stock they hold. Subject to several exceptions, including our right to defer a demand registration under certain circumstances, the Caxton-Iseman stockholders may require that we register for public resale under the Securities Act all shares of common stock they request be registered at any time after 180 days following our IPO. The Caxton-Iseman stockholders may demand five registrations so long as the securities being registered in each registration statement are reasonably expected to produce aggregate proceeds of $5 million or more. Since we are eligible to register the sale of our securities on Form S-3 under the Securities Act, the Caxton-Iseman stockholders have the right to require us to register the sale of the common stock held by them on Form S-3, subject to offering size and other restrictions. Messrs. Kampf, Crenshaw, Cogburn, Moskowitz and Lefkowitz, SML Family Investors LLC and the Ferris Family 1987 Trust are entitled to piggyback registration rights with respect to any registration request made by the Caxton-Iseman stockholders. If the registration requested by the Caxton-Iseman stockholders is in the form of a firm underwritten offering, and if the managing underwriter of the offering determines that the number of securities to be offered would jeopardize the success of the offering, the number of shares included in the offering shall be determined as follows: (i) first, shares offered by the Caxton-Iseman stockholders and Messrs. Kampf, Crenshaw, Cogburn, Moskowitz and Lefkowitz, SML Family Investors LLC, the Ferris Family 1987 Trust and the other participating designated holders as defined in the Registration Rights Agreement (pro rata, based on their respective ownership of our common equity), (ii) second, shares offered by other stockholders (pro rata, based on their respective ownership of our common equity) and (iii) third, shares offered by us for our own account. We have amended the registration rights agreement to (i) allow certain of the selling stockholders and designated holders under the Registration Rights Agreement, including Messrs. Decker, Kaminski, Schehr, Gurner, Dawson, Heilman, Johnson and Ream and Ms. Centracchio, to participate in this and future offerings and (ii) permit us to designate certain other management stockholders and directors to participate in future offerings. The Caxton-Iseman Stockholders have exercised their right requiring us to register their shares on Form S-3, precipitating this offer. All the other selling stockholders have exercised their piggyback rights in connection with this offering.

In addition, the Caxton-Iseman stockholders, Messrs. Kampf, Crenshaw, Cogburn, Moskowitz and Lefkowitz, SML Family Investors LLC and the Ferris Family 1987 Trust and the other designated holders under the Registration Rights Agreement have been granted piggyback rights on any registration for our account or the account of another stockholder. If the managing underwriter in an underwritten offering determines that the number of securities offered in a piggyback registration would jeopardize the success of the offering, the number of shares included in the offering shall be determined as follows: (i) first, shares offered by us for own account, (ii) second, shares offered by the Caxton-Iseman stockholders, Messrs. Kampf, Crenshaw, Cogburn, Moskowitz and Lefkowitz, SML Family Investors LLC, the Ferris Family 1987 Trust and the other participating designated holders under the Registration Rights Agreement (pro rata, based on their respective ownership of our common equity), and (iii) third, shares offered by other stockholders (pro rata, based on their respective ownership of our common equity).

In connection with this offering, and the other registrations described above, we will indemnify the selling stockholders. In connection with this offering, the selling stockholders will bear, or will reimburse us for, all fees, costs and expenses (including underwriting discounts and selling commissions). In connection with any other registrations described above, we will bear all fees, costs and expenses (except underwriting discounts and selling commissions). See “Principal and Selling Stockholders.”

For further information regarding certain of our relationships with our affiliates and other related information, please refer to our filings with the SEC, which are incorporated into this prospectus by reference. See “Incorporation of Certain Information by Reference”.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock currently consists of 175,000,000 shares of common stock and 15,000,000 shares of preferred stock. Each outstanding share of common stock has one preferred share purchase right attached to it. See “Rights Agreement” below. As of September 2, 2003, there were 34,973,761 shares of our common stock issued and outstanding that were held by approximately 437 stockholders of record, and no shares of our preferred stock outstanding. Immediately after the consummation of this offering, we will have approximately 35,084,686 shares of common stock and no shares of preferred stock outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in our assets legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock which may be issued in the future.

Preferred Stock

Our preferred stock may be issued from time to time in one or more series. Our board is authorized to fix the dividend rights, dividend rates, any conversion rights or right of exchange, any voting rights, rights and terms of redemption, the redemption price or prices, the payments in the event of liquidation, and any other rights, preferences, privileges, and restrictions of any series of preferred stock and the number of shares constituting such series and their designation. We have no present plans to issue any shares of preferred stock other than in connection with the rights distribution described below.

Depending upon the rights of such preferred stock, the issuance of preferred stock could have an adverse effect on holders of our common stock by delaying or preventing a change in control, adversely affecting the voting power of the holders of common stock, including the loss of voting control to others, making removal of the present management more difficult, or resulting in restrictions upon the payment of dividends and other distributions to the holders of common stock. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Rights Agreement

Our rights agreement provides that we distribute one preferred share purchase right to the recordholder of each share of common stock that becomes outstanding. Under our rights agreement, each right entitles the registered holder to purchase from us one one-thousandth of a share of our Series A Preferred Stock, par value $0.01 per share, at a price of $76.50 per one one-thousandth of a share, under certain circumstances provided for in the rights agreement.

Until a “separation date” occurs, the rights will:

•	not be exercisable;

•	be evidenced by certificates that represent shares of our common stock; and

•	trade with our common stock.

The rights will expire at the close of business on the ten-year anniversary of the rights agreement, unless earlier redeemed or exchanged by us.

Following a “separation date,” the rights would become exercisable and we would issue separate certificates representing their rights, which would trade separately from the shares of our common stock.

A “separation date” would occur upon the earlier of:

•	ten business days after a public announcement that a person has become an “acquiring person;” or

•	fifteen business days (or such later date as our board may determine before any person becomes an “acquiring person”) after a person commences a tender or exchange offer that, if successful, would result in the person becoming an “acquiring person.”

Under our rights agreement, a person becomes an “acquiring person” if the person, alone or together with a group, acquires beneficial ownership of 15% or more of the outstanding shares of our common stock. However, an “acquiring person” shall not include us, any of our subsidiaries, any of our employee benefit plans or any person or entity acting pursuant to such employee benefit plans. In addition, an “acquiring person” shall not include any Caxton-Iseman stockholder, any affiliate or associate of a Caxton-Iseman stockholder, or any Caxton-Iseman transferee. A “Caxton-Iseman transferee” means any person that is the direct or indirect transferee of any of the shares of common stock beneficially owned as of the date of the rights agreement by any Caxton-Iseman stockholder or any affiliate or associate of a Caxton-Iseman stockholder if (a) such transferee would otherwise become an acquiring person as a result of such transfer and (b) the transferor designates in writing that the transferee is a Caxton-Iseman transferee.

If any person becomes an acquiring person and there is a separation date, each holder of a right, other than rights owned by such person which will be voided, will have the right to receive shares of common stock having twice the market value of the exercise price of the right. If, after a person becomes an acquiring person and there is a separation date, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, each holder of a right will have the right to receive shares of common stock of the acquiring company which at the time of such transaction will have twice the market value of the exercise price of the right.

Any time after a separation date and before the acquisition by any person or group (other than a Caxton-Iseman stockholder or any Caxton-Iseman transferee) of a majority of the outstanding common stock, our board may exchange the rights (other than rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of common stock per right, subject to adjustment. Our board may redeem the rights, in whole, but not in part, at any time before a separation date. The redemption price shall be $.001 per right. The right to exercise any rights will terminate when they are redeemed. The only right of the holders of the rights after redemption will be to receive the redemption price.

At any time before a person becomes an acquiring person and there is a separation date, our board of directors may amend, without the approval of the holders of the rights, any provision in the rights agreement in a manner that does not adversely affect the interests of any Caxton-Iseman stockholder or Caxton-Iseman transferee. After a person becomes an acquiring person and there is a separation date, our board of directors may only amend the provisions of our rights agreement in order to:

•	cure any ambiguity; or

•	make changes that will not adversely affect the interests of the holders of rights.

Certain Certificate of Incorporation, By-Law, Rights Agreement and Statutory Provisions

The provisions of our amended and restated certificate of incorporation and by-laws, of our rights agreement and of the Delaware General Corporation Law summarized below may have an anti-takeover effect, may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares, and may make more difficult the removal of our incumbent directors.

Directors’ Liability; Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

•	for any breach of the duty of loyalty;

•	for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;

•	for liability under Section 174 of the Delaware General Corporation Law (relating to unlawful dividends, stock repurchases, or stock redemptions); or

•	for any transaction from which the director derived any improper personal benefit.

This provision does not limit or eliminate our rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under federal securities laws. In addition, our amended and restated certificate of incorporation and by-laws provide that we indemnify each director and the officers, employees, and agents determined by our board to the fullest extent provided by the laws of the State of Delaware.

Special Meetings of Stockholders

Our amended and restated by-laws provide that special meetings of stockholders may be called only by the chairman or by a majority of the members of our board. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders.

Stockholder Action; Advance Notice Requirements For Stockholder Proposals and Director Nominations

Our amended and restated certificate of incorporation provides that stockholders may not take action by written consent, but may only take action at duly called annual or special meetings. In addition, our by-laws establish advance notice procedures for:

•	stockholders to nominate candidates for election as a director; and

•	stockholders to propose topics at stockholders’ meetings.

Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our by-laws. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year’s annual meeting of stockholders. If (a) the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we first publicly announce the date of the annual meeting, (b) no annual meeting was held during the preceding year, or (c) the first annual meeting after this offering is occurring, then either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than 120 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or the 10th day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

Election and Removal of Directors

Our board is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. See “Management—Classes and Terms of Directors.” This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of our directors.

Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. Our directors may only be removed for cause.

Special Provisions Relating to the Caxton-Iseman Stockholders

Pursuant to our amended and restated certificate of incorporation, the Caxton-Iseman stockholders are entitled to nominate, any such nominees being referred to as “Caxton-Iseman nominees”: (i) for so long as such stockholders beneficially own in the aggregate at least a majority of our then outstanding common stock, which we refer to as a “Caxton-Iseman Majority Period,” at least a majority in number of the directors on our board; and (ii) for so long as such stockholders beneficially own in the aggregate more than 10% but less than a majority of our then outstanding common stock, a number of directors approximately equal to that percentage multiplied by the number of directors on our board. The Caxton-Iseman nominees currently consist of Messrs. Iseman, Ferris, Lefkowitz and Tisch. Each of Messrs. Ferris and Lefkowitz has agreed, for so long as he is a director serving or elected as a Caxton-Iseman nominee, to resign from our board, upon the request of the Caxton-Iseman stockholders.

To the extent that the board does not solicit proxies for the election of Caxton-Iseman nominees as directors, the Caxton-Iseman are entitled to solicit proxies for the election of such nominees at our expense. In addition, our amended and restated certificate of incorporation prohibits any eligibility requirement for directors, unless (i) required by applicable law, (ii) established in our certificate of incorporation, or (iii) adopted by our board in the by-laws with respect to an age qualification, or with respect to a continuing service obligation for employee directors upon their ceasing employment with us.

During a Caxton-Iseman Majority Period, our by-laws may be amended by our stockholders by a majority vote of our outstanding common stock, but at all other times, any by-law amendment by our stockholders requires the vote of 75% of our outstanding common stock.

Anti-Takeover Provisions of Delaware Law

In general, Section 203 of the Delaware General Corporation Law prevents an interested stockholder (defined generally as a person owning 15% or more of the corporation’s outstanding voting stock) of a Delaware corporation from engaging in a business combination (as defined) for three years following the date that person became an interested stockholder unless various conditions are satisfied. Under our amended and restated certificate of incorporation, we opted out of the provisions of Section 203.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company. Its telephone number is (212) 936-5100.

SHARES ELIGIBLE FOR FUTURE SALE

Our common stock has traded on the New York Stock Exchange under the symbol “ANT” since March 12, 2002. Following this offering, we expect to have approximately 35,084,686 shares of common stock outstanding. The public market for our common stock includes 17,250,000 shares of common stock that were sold in our initial public offering, approximately 1.2 million shares issued upon the exercise of options since our initial public offering and, after giving effect to this offering, will include an additional 6,600,000 shares of common stock, assuming that the underwriters do not exercise their over-allotment option. In addition, as of September 2, 2003, we also had 1,731,635 shares issuable upon the exercise of stock options granted under our employee stock plan, all of which, upon exercise, would be freely tradable.

The balance of our outstanding shares are held by people and entities who were our stockholders prior to our initial public offering, as well as our directors, officers and employees. Sales of a substantial number of these shares of our common stock, or the perception that a large number of these shares will be sold, could depress the market price of our common stock, as these sales may be viewed by the public as an indication of an upcoming or recently occurring short fall in the financial performance of our company.

The 6,600,000 shares of common stock (or 7,590,000 shares if the underwriters’ over-allotment option is exercised in full) being sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 described below, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. After this offering, approximately 8.6 million of our outstanding shares of common stock will be deemed “restricted securities,” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144, including Rule 144(k), or any other applicable exemption under the Securities Act.

In general, under Rule 144 as currently in effect, a person, or group of persons whose shares are aggregated, including an affiliate, who beneficially owns “restricted securities” may not sell those securities until they have been beneficially owned for at least one year. Thereafter, the person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, or approximately 350,847 shares after the offering; and

•	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about us and may be effected only through unsolicited brokers’ transactions.

A person who is not deemed an “affiliate” of us at any time during the 90 days preceding a sale would (but for the “lock-up” arrangements described below) be entitled to sell his, her or its restricted shares under Rule 144 without regard to the volume or other limitations described above, once two years have elapsed since the restricted shares were acquired from us or one of our affiliates.

We, our directors, our executive officers and some of our existing stockholders (including the Caxton-Iseman stockholders) have entered into lock-up agreements with the underwriters that cover the period beginning from the date of this prospectus and continue to and include the date that is 90 days after the date of this prospectus. The lock-up agreements provide that during this period we will not offer, sell, contract to sell or otherwise dispose of any shares of common stock or any securities of ours that are substantially similar to the shares of our common stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of common stock (other than, in our case, pursuant to our existing employee compensation plans) without the prior written consent of Goldman, Sachs & Co., except for the shares of common stock offered in connection with this offering, and subject to the following additional exceptions: (i) the Caxton-Iseman stockholders and/or their affiliates and their direct and indirect partners and members may make gifts to established charitable entities of up to 300,000 shares in the aggregate, beginning 60 days from the date of this prospectus; (ii) Mr. Joseph M. Kampf may make gifts to established charitable entities of up to 25,000 shares in the aggregate, beginning 60 days from the date of this prospectus; and (iii) certain members of our management who are not named executive officers may transfer up to 100,000 shares in the aggregate. The lock-up agreements by these persons (other than us) cover an aggregate of approximately 15.5 million shares of our outstanding common stock.

No prediction can be made as to the effect, if any, that market sales of restricted shares or the availability of restricted shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise capital through an offering of our equity securities, as described under “Risk Factors—Sale of Shares by Existing Shareholders—A large number of our shares are or will be eligible for future sale which could depress our stock price.”

On March 26, 2002, we filed a registration statement on Form S-8 registering 6,577,195 shares of common stock reserved for issuance under our employee stock option plans or issued to employees upon exercise of options. As of the consummation of this offering, there will be outstanding options to purchase a total of 3,854,670 shares of common stock, of which options to purchase approximately 1,620,710 shares will be exercisable. All of the shares of common stock issuable upon the exercise of options under our stock option plans would otherwise be freely tradable upon effectiveness of the registration statement without restrictions under the Securities Act, unless such shares are held by an “affiliate” of ours.

Certain holders of shares of our common stock are parties to an agreement with us that provides for registration rights to cause us to register under the Securities Act all or part of such shares of our common stock. As of the consummation of this offering, these parties will hold approximately 9.1 million shares of our common stock. Registration of these restricted shares of our common stock would permit their sale in the public market immediately. For more information, see “Certain Relationships—Registration Rights.”

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion sets forth the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to the material expected United States federal income and estate tax consequences of the acquisition, ownership, and disposition of our common stock purchased pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a U.S. person as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a “non-U.S. holder.” We assume in this discussion that you will hold our common stock issued pursuant to this offering as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all aspects of taxation that may be relevant to particular non-U.S. holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. In particular, this discussion does not address the U.S. federal income tax considerations applicable to non-U.S. holders subject to special rules, such as certain financial institutions, tax-exempt entities, real estate investment trusts, regulated investment companies, insurance companies, partnerships or other pass-through entities, persons who have ceased to be United States citizens or to be taxed as resident aliens, dealers in securities or currencies, persons holding notes in connection with a hedging transaction, “straddle,” conversion transaction or a synthetic security or other integrated transaction, or holders whose “functional currency” is not the United States dollar. In addition, this discussion does not include any description of any alternative minimum tax consequences, gift tax consequences, or the tax laws of any state, local or foreign government that may be applicable to non-U.S. holders of our common stock. This discussion is based on current provisions of the Code, U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. We urge you to consult your tax advisor about the U.S. federal tax consequences of acquiring, holding, and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction or under any applicable tax treaty.

For purposes of this discussion, a U.S. person means any one of the following:

•	a citizen or individual resident of the U.S.;

•	a corporation (including any entity treated as a corporation for U.S. tax purposes) or partnership (including any entity treated as a partnership for U.S. tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any political subdivision of the U.S., other than a partnership treated as a foreign entity under U.S. Treasury regulations;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (A) that is subject to the primary supervision of a U.S. court and that has one or more United States persons who have the authority to control all substantial decisions of the trust; or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes under applicable Treasury regulations.

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” If distributions are paid on shares of our common stock, however, such dividends will generally be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty if we have received proper certification of the application of such income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S. or, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment in the United States, are not subject to the U.S. withholding tax, but are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the U.S. may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty.

Gain on disposition

A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. and, if an applicable tax treaty requires, attributable to a U.S. permanent establishment maintained by such non-U.S. holder, in which case, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation;

•	the non-U.S. holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the sale, exchange or other disposition and certain other requirements are met; or

•	Foreign Investment in Real Property Tax Act, or “FIRPTA,” withholding is required because:

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the period during which you hold our common stock or the five-year period ending on the date on which you dispose of shares of our common stock; and

assuming that our common stock constitutes a U.S. real property interest and is regularly traded on an established securities market for tax purposes, you held, directly or indirectly, at any time within the five-year period preceding the disposition, more than 5% of our common stock.

We believe that we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future.

Individual non-U.S. holders who are subject to U.S. tax because the holder was present in the U.S. for 183 days or more during the year of disposition are taxed on their gains (including gains from sale of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the same manner in which citizens or residents of the U.S. would be taxed. In addition, if any such gain is taxable because we are or were a USRPHC, the buyer of our common stock will be required to withhold a tax equal to 10% of the amount realized on the sale.

U.S. federal estate taxes

Our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding.

The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through the U.S. office of a broker generally will be reported to the IRS and reduced by backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. The payment of the proceeds on the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a broker generally will not be reduced by backup withholding or reported to the IRS. If, however, the broker is a U.S. person or has certain enumerated connections with the U.S., the proceeds from such disposition generally will be reported to the IRS (but not reduced by backup withholding) unless certain conditions are met.

Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of information reporting and backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.

The foregoing discussion is included for general information only. Each prospective purchaser is urged to consult his tax advisor with respect to the United States federal income tax and federal estate tax consequences of the ownership and disposition of common stock, including the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

UNDERWRITING

Anteon, the Selling Stockholders and the Underwriters for the offering named below have entered into an underwriting agreement with respect to the shares of the common stock being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Bear, Stearns & Co. Inc. are the representatives of the Underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	1,320,000
Bear, Stearns & Co. Inc.	1,320,000
Morgan Stanley & Co. Incorporated	990,000
Jefferies & Company, Inc.	987,500
Jefferies/Quarterdeck, LLC	2,500
UBS Securities LLC	495,000
Legg Mason Wood Walker, Incorporated	495,000
U.S. Bancorp Piper Jaffray Inc.	495,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	495,000

Total	6,600,000

The Underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below, unless and until this option is exercised.

If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 990,000 shares from the Selling Stockholders who have granted this option to the Underwriters to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. If only a portion of this option is exercised, the initial 297,229 shares purchased shall be purchased from Selling Stockholders who are not Caxton-Iseman stockholders; any additional shares purchased shall be purchased from Caxton-Iseman stockholders.

The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by the Selling Stockholders. Such amounts are shown assuming both no exercise and full exercise of the Underwriters’ option to purchase 990,000 additional shares.

Paid by Selling Stockholders
	No Exercise	Full Exercise
Per Share	$1.61	$1.61
Total	$10,626,000	$12,219,900

Shares sold by the Underwriters to the public initially will be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount of up to $1.05 per share from the initial price to public. Any such securities dealers may resell any shares purchased from the Underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

We, our directors and executive officers and some of our existing stockholders (including the Caxton-Iseman stockholders) have agreed with the Underwriters not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of our common stock during the 90 day period following the date of this prospectus, except with the prior written consent of the representatives, subject to certain exceptions as described in “Shares Available for Future Sale.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The Underwriters may also impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the Closing Date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

The shares have not been and will not be registered under the Securities and Exchange Law of Japan. Each underwriter has represented and agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any shares in Japan or to, or for the account or benefit, of any resident of Japan or to, or for the account or benefit, of any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with the other relevant laws and regulations of Japan.

No offer to sell the shares has been or will be made in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, except in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and unless permitted to do so under the securities laws of Hong Kong, no person has issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, any advertisement, document or invitation relating to the shares in Hong Kong other than with respect to the shares intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities whether as principal or agent.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale or invitation for subscription or purchase of the shares to the public in Singapore.

In connection with the Offering, certain of the Underwriters or securities dealers may distribute prospectuses electronically.

The Selling Stockholders will bear, or reimburse us for, all of the expenses of the Offering, including underwriting discounts and commissions.

We and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain Underwriters and their affiliates have in the past provided investment banking and commercial banking services to Anteon and may continue to do so in the future. Customary fees were paid in connection with such services.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP will pass upon the validity of the common stock offered by this prospectus for us. The underwriters have been represented by Cravath, Swaine & Moore LLP. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented certain of the Caxton-Iseman stockholders from time to time.

EXPERTS

The consolidated financial statements of Anteon International Corporation and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP dated February 14, 2003, contains an explanatory paragraph that states that effective January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangibles.”

The consolidated financial statements of Information Spectrum, Inc. as of November 30, 2002 and 2001, and for each of the years in the three-year period ended November 30, 2002 have been included herein and in the registration statement in reliance upon the reports of Grant Thornton LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This prospectus incorporates by reference the documents set forth below that have previously been filed with the Securities and Exchange Commission:

1. Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003;

3. The Current Report on Form 8-K filed April 23, 2003, Current Report on Form 8-K filed on April 30, 2003, Current Reports on Form 8-K filed on May 29, 2003, July 29, 2003 and July 30, 2003 (amending Current Report on Form 8-K filed on May 29, 2003); and

4. The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on March 4, 2002, including any amendment or report filed for the purpose of updating this description.

We are also incorporating by reference additional documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the filing of this prospectus. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 9 or 12 of Form 8-K.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

Investor Relations

Anteon International Corporation

3211 Jermantown Road, Suite 700

Fairfax, Virginia 22030

Telephone: (703) 246-0200

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit.

We also file annual, quarterly and current reports, proxy statements and other reports with the Commission. You may inspect a copy of the registration statement and all other reports that we file with the Commission without charge at the Commission’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the Commission from the Commission’s Public Reference Room at the Commission’s principal office, 450 Fifth Street, N.W., Washington, D.C. 20549.

You may obtain information regarding the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Commission’s World Wide Web address is www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

ANTEON INTERNATIONAL CORPORATION

INFORMATION SPECTRUM, INC.

Independent Auditors’ Report

The Board of Directors

Anteon International Corporation and subsidiaries:

We have audited the accompanying consolidated balance sheets of Anteon International Corporation (a Delaware Corporation) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Anteon International Corporation and subsidiaries, as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2(f) and 2(g) to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets.

KPMG LLP

McLean, Virginia
February 14, 2003

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

(in thousands, except share data)

ASSETS	2002	2001
Current assets:
Cash and cash equivalents	$4,266	$1,930
Accounts receivable, net	189,059	131,345
Prepaid expenses and other current assets	15,071	6,992
Deferred tax assets, net	—	4,151

Total current assets	208,396	144,418
Property and equipment, at cost, net of accumulated depreciation and amortization of $18,971 and $11,815, respectively	9,992	12,744
Goodwill, net of accumulated amortization of $17,376 and $16,323, respectively	138,619	136,622
Intangible and other assets, net of accumulated amortization of $9,279 and $7,372, respectively	7,685	12,867

Total assets	$364,692	$306,651

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Term loan, current portion	$3,798	$17,266
Subordinated notes payable, current portion	2,500	2,268
Business purchase consideration payable	—	515
Accounts payable	47,630	25,028
Due to related party	—	3,600
Accrued expenses	57,603	56,041
Income tax payable	7,738	509
Other current liabilities	806	2,889
Deferred tax liability	2,230	—
Deferred revenue	5,701	8,743

Total current liabilities	128,006	116,859
Term loan, less current portion	17,403	29,788
Revolving facility	7,000	18,700
Senior subordinated notes payable	75,000	100,000
Subordinated convertible note payable-related party	—	22,500
Subordinated notes payable-related party	—	4,369
Subordinated notes payable to stockholders	—	7,499
Noncurrent deferred tax liabilities, net	7,808	9,261
Other long term liabilities	490	690

Total liabilities	235,707	309,666

Minority interest in subsidiaries	156	427
Stockholders’ equity (deficit):
Preferred stock, $0.01 par value, 15,000,000 shares authorized, zero issued and outstanding as of December 31, 2002 and 2001	—	—
Common stock, $0.01 par value, 175,000,000 shares authorized and 34,419,049 shares issued and outstanding as of December 31, 2002 and 2001, respectively	344	—
Common stock, Class B, voting, $0.01 par value, 3,000 shares authorized, zero and 2,450 shares issued and outstanding as of December 31, 2002 and 2001, respectively	—	—
Common stock, Class A, voting, $0.01 par value, 30,000,000 shares authorized, zero and 23,784,115 shares issued and outstanding as of December 31, 2002 and 2001, respectively	—	238
Common stock, non voting, $0.01 par value, 7,500,000 shares authorized, zero issued and outstanding as of December 31, 2002 and 2001	—	—
Stock subscription receivable	(12)	(12)
Additional paid-in capital	106,849	2,366
Accumulated other comprehensive loss	(509)	(1,747)
Retained earnings (accumulated deficit)	22,157	(4,287)

Total stockholders’ equity (deficit)	128,829	(3,442)

Commitments and contingencies
Total liabilities and stockholders’ equity (deficit)	$364,692	$306,651

See accompanying notes to consolidated financial statements.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2002, 2001 and 2000

(in thousands, except share and per share data)

	2002	2001	2000
	(reclassified—see note 2(r))
Revenues	$825,826	$715,023	$542,807
Costs of revenues	711,328	627,342	474,924

Gross profit	114,498	87,681	67,883

Operating Expenses:
General and administrative expenses	48,197	51,442	38,592
Amortization of noncompete agreements	—	349	866
Goodwill amortization	—	6,704	4,714
Amortization of intangible assets	1,907	2,321	2,673

Total operating expenses	50,104	60,816	46,845

Operating income	64,394	26,865	21,038
Other income	417	—	—
Gains on sales and closures of businesses	—	4,046	—
Interest expense, net of interest income of $289, $863, and $410, respectively	21,626	26,353	26,513
Minority interest in (earnings) losses of subsidiaries	(18)	(38)	32

Income (loss) before provision for income taxes	43,167	4,520	(5,443)
Provision (benefit) for income taxes	16,723	4,602	(153)

Net income (loss)	$26,444	$(82)	$(5,290)

Basic earnings (loss) per common share	$0.82	$(0.01)	$(0.22)

Basic weighted average shares outstanding	32,163,150	23,786,565	23,786,565

Diluted earnings (loss) per common share	$0.78	$(0.01)	$(0.22)

Diluted weighted average shares outstanding	34,021,597	23,786,565	23,786,565

See accompanying notes to consolidated financial statements.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

Years ended December 31, 2002, 2001 and 2000

(in thousands, except share data)

	All series common stock		Stock subscription receivable	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total stockholders’ equity (deficit)
	Shares	Amount
Balance, December 31, 1999	23,786,565	$238	$(12)	$2,366	$ (5)	$ 1,085	$ 3,672
Comprehensive income (loss):
Foreign currency translation	—	—	—	—	42	—	42
Net loss	—	—	—	—	—	(5,290)	(5,290)

Comprehensive income (loss)	—	—	—	—	42	(5,290)	(5,248)

Balance, December 31, 2000	23,786,565	238	(12)	2,366	37	(4,205)	(1,576)
Transition adjustment-interest rate swaps (net of tax of $419)	—	—	—	—	(629)	—	(629)
Comprehensive income (loss):
Interest rate swaps (net of tax of $717)	—	—	—	—	(1,075)	—	(1,075)
Foreign currency translation	—	—	—	—	(80)	—	(80)
Net loss	—	—	—	—	—	(82)	(82)

Comprehensive income (loss)	—	—	—	—	(1,155)	(82)	(1,237)

Balance, December 31, 2001	23,786,565	238	(12)	2,366	(1,747)	(4,287)	(3,442)
Issuance of common stock, net	4,687,500	47	—	75,130	—	—	75,177
Conversion of minority interest to common stock	180,120	2	—	279	—	—	281
Exercise of stock options	1,135,632	11	—	3,954	—	—	3,965
Conversion of subordinated promissory note	4,629,232	46	—	22,454	—	—	22,500
Tax benefit from exercise of stock options	—	—	—	2,666	—	—	2,666
Comprehensive income (loss):
Interest rate swaps (net of tax of $298)	—	—	—	—	1,239	—	1,239
Foreign currency translation	—	—	—	—	(1)	—	(1)
Net income	—	—	—	—	—	26,444	26,444

Comprehensive income (loss)	—	—	—	—	1,238	26,444	27,682

Balance, December 31, 2002	34,419,049	$344	$(12)	$106,849	$ (509)	$22,157	$128,829

See accompanying notes to consolidated financial statements.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2002, 2001 and 2000

(in thousands)

	2002	2001	2000
Cash flows from operating activities:
Net income (loss)	$26,444	$(82)	$(5,290)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gains on sales and closures of businesses	—	(4,046)	—
Interest rate swap termination	(1,903)	—	—
Depreciation and amortization of property and equipment	4,294	7,110	7,024
Goodwill amortization	—	6,704	4,714
Amortization of noncompete agreements	—	349	866
Other intangibles amortization	1,907	2,321	2,673
Amortization of deferred financing costs	2,442	697	1,208
Loss (gain) on disposals of property and equipment	25	791	(187)
Deferred income taxes	4,090	3,512	(747)
Minority interest in earnings (losses) of subsidiaries	18	38	(32)
Changes in assets and liabilities, net of acquired assets and liabilities:
Decrease (increase) in accounts receivable	(57,715)	1,268	(14,261)
Decrease in income tax receivable	—	—	2,535
(Increase) decrease in prepaid expenses and other current assets	(8,059)	727	(1,691)
Decrease in other assets	105	178	75
Increase in accounts payable and accrued expenses	22,601	15,744	13,783
Increase (decrease) in income tax payable	7,229	(22)	—
(Decrease) increase in deferred revenue	(3,042)	2,254	6,489
(Decrease) increase in other liabilities	(158)	336	(58)

Net cash provided by operating activities	(1,722)	37,879	17,101

Cash flows from investing activities:
Purchases of property and equipment and other assets	(3,225)	(2,181)	(6,584)
Acquisition of Sherikon, Inc., net of cash acquired	—	(21)	(23,906)
Acquisition of SIGCOM, net of cash acquired	—	(10,975)	—
Proceeds from sales of businesses, net	—	11,464	—
Proceeds from sale of building	1,802	—	—
Other, net	—	6	1,578

Net cash used in investing activities	(1,423)	(1,707)	(28,912)

Cash flows from financing activities:
Principal payments on bank and other notes payable	(47)	(185)	(1,629)
Principal payments on Techmatics obligations	—	—	(15,350)
Payment on subordinated notes payable	(567)	(5,000)	—
Payments on business purchase consideration payable	—	(1,185)	—
Payments on note payable to Ogden	—	(3,212)	—
Deferred financing costs	(1,292)	—	(151)
Principal payments on term loan	(25,853)	(12,946)	—
Proceeds from revolving facility	862,600	771,200	533,000
Principal payments on revolving facility	(874,300)	(784,500)	(503,900)
Redemption of senior subordinated notes payable	(25,000)	—	—
Proceeds from issuance of common stock, net of expenses	81,808	—	—
Principal payments on subordinated notes payable to stockholders	(7,499)	—	—
Payment of subordinated notes payable-related party	(4,369)	—	—
Proceeds from minority interest, net	—	152	66

Net cash provided by (used in) financing activities	5,481	(35,676)	12,036

Net increase in cash and cash equivalents	2,336	496	225
Cash and cash equivalents, beginning of year	1,930	1,434	1,209

Cash and cash equivalents, end of year	$4,266	$1,930	$1,434

(continued)

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Supplemental disclosure of cash flow information (in thousands):
Interest paid	$20,181	$23,396	$21,714

Income taxes paid (refunds received), net	$2,634	$(52)	$(2,028)

Supplemental disclosure of noncash investing and financing activities:

In March 2002, in connection with the Company’s initial public offering (“IPO”) of shares of its common stock, a $22.5 million principal amount subordinated convertible promissory note of the Company held by Azimuth Tech. II LLC, one of the Company’s principal stockholders, was converted pursuant to its terms into 4,629,232 shares of the Company’s common stock at a conversion price of $4.86 per share.

In March 2002, the Company exchanged approximately 90,060 shares held by minority interest holders in Anteon Virginia at December 31, 2001 into 180,120 shares of the Company.

During 2001, the Company finalized the allocation of the purchase price of Sherikon, Inc., resulting in an increase of $100,000 in accrued liabilities and in the goodwill from the acquisition for contingencies identified at the date of acquisition (see note 5(a)).

In October 2000, in connection with the acquisition of Sherikon (note 5(a)), the Company issued $7.5 million of subordinated notes payable discounted as of the date of the acquisition to approximately $6.5 million. Also in connection with the Sherikon acquisition, the Company guaranteed bonuses of approximately $1.75 million to certain former employees of Sherikon. These bonuses are not contingent on future employment with the Company and, accordingly, have been included as additional purchase consideration, discounted to approximately $1.5 million.

During 2000, the Company converted approximately $3.0 million of accrued interest related to the subordinated convertible note payable (note 9(g)) to additional notes payable.

In accordance with SFAS No. 133, the changes in the fair value of the interest rate swaps are reported, net of tax, in accumulated other comprehensive income. For the year ended December 31, 2002, the change in the fair value of the interest rate swaps generated an $838,000 deferred tax liability.

See accompanying notes to consolidated financial statements.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001

(1)	Organization and Business

Anteon International Corporation, a Delaware Corporation (“Anteon” or the “Company”) (formerly Azimuth Technologies, Inc.), was incorporated on March 15, 1996 for the purpose of acquiring all of the outstanding stock of Ogden Professional Services Corporation, a wholly owned subsidiary of Ogden Technology Services Corporation and an indirectly wholly owned subsidiary of Ogden Corporation (collectively “Ogden”). Upon completion of the acquisition effective April 22, 1996, Ogden Professional Services Corporation was renamed Anteon Corporation, a Virginia corporation, and later renamed Anteon International Corporation, a Virginia corporation.

Effective February 19, 2002, the Company increased the aggregate authorized shares of its common stock to 37,503,000 shares, and authorized a 2,449.95 for 1 stock split. All references to the number and per share amounts relating to the Company’s common shares were retroactively restated for the stock split.

On March 15, 2002, the Company’s initial public offering (“IPO”) of common stock was completed. Immediately prior to the IPO, the Company entered into a series of reorganization transactions. First, the Company’s $22.5 million principal amount subordinated convertible promissory note, held by one of its principal stockholders, was converted according to its terms into shares of non-voting common stock. Second, the Company’s majority-owned subsidiary, Anteon International Corporation, a Virginia corporation (“Anteon Virginia”), was merged with and into the Company. The Company was the surviving corporation of the merger. In the merger, all the outstanding shares of the Company’s existing classes of stock, including Class A voting Common Stock, Class B Voting Common Stock and Non-Voting Common Stock, were converted into a single class of common stock. All the stock of Anteon Virginia held by the Company was cancelled and the stock of Anteon Virginia held by certain of the Company’s employees and former employees immediately prior to the consummation of the IPO was converted into approximately 625,352 shares of the Company’s common stock, constituting approximately 2.15% of the Company’s outstanding stock immediately prior to the IPO. In connection with the merger described above, the outstanding stock options of Anteon Virginia were exchanged on a 1-for-2 basis for options of the Company. As a result of the merger, the Company succeeded to Anteon Virginia’s obligations under its credit facility, the indenture governing its 12% Senior Subordinated Notes due 2009 (the “12% Notes”) and its Amended and Restated Omnibus Stock Plan.

On March 15, 2002, in connection with the merger of Anteon Virginia into the Company, the Company’s certificate of incorporation was amended and restated to increase the aggregate authorized number of its shares of common stock to 175,000,000 and to authorize 15,000,000 shares of preferred stock. In connection with the IPO, the Company distributed one preferred share purchase right for each outstanding share of common stock to stockholders of record as of March 15, 2002, and the Company entered into a rights agreement. In general, the rights agreement imposes a significant penalty upon any person or group (subject to creation exceptions) that acquires 15% or more of the Company’s outstanding common stock without the approval of the Company’s board of directors.

The Company and its subsidiaries provide professional information technology (“IT”), systems and software development, high technology research and systems engineering and integration services primarily to the U.S. government and its agencies.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

The Company is subject to all of the risks associated with conducting business with the U.S. Federal government, including the risk of contract termination at the convenience of the government. In addition, government funding continues to be dependent on congressional approval of program level funding and on contracting agency approval for the Company’s work. The extent to which the Company’s existing contracts will be funded in the future cannot be determined.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its directly and indirectly, majority-owned subsidiaries. All material intercompany transactions and accounts have been eliminated in consolidation.

(b)	Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments that have original maturities of three months or less.

(c)	Property and Equipment

Property and equipment is stated at cost, or fair value at the date of acquisition if acquired through a purchase business combination. For financial reporting purposes, depreciation and amortization is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Computer hardware and software	3 to 7 years
Furniture and equipment	5 to 12 years
Leasehold and building improvements	shorter of estimated useful life or lease term
Buildings	31.5 years

(d)	Deferred Financing Costs

Costs associated with obtaining the Company’s financing arrangements are deferred and amortized over the term of the financing arrangements using a method that approximates the effective interest method, and are included in intangible and other assets in the accompanying consolidated balance sheets.

(e)	Impairment or Disposal of Long Lived Assets

SFAS No. 144 requires the Company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its discounted cash flows and measure an impairment loss as the difference between the carrying amount and fair value of the asset. The Company adopted SFAS No. 144 as of January 1, 2002, with no impact on the Company’s consolidated financial statements.

During 2001, the Company recognized an impairment charge of $750,000, included in general and administrative expenses in the accompanying consolidated statement of operations, to write-down the carrying value of a building to its fair market value.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

(f)	Goodwill

The Company adopted the provisions of SFAS No. 141 and SFAS No. 142 as of January 1, 2002, except for acquisitions occurring after June 30, 2001, for which the provisions of SFAS No. 141 and SFAS No. 142 were applicable. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies the criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and, subsequently, SFAS No. 144 after its adoption.

As of January 1, 2002, the Company reclassified approximately $1.9 million of intangible assets associated with an acquired employee workforce from intangible assets to goodwill, which in accordance with SFAS No. 142, are no longer separately identifiable from goodwill. As of December 31, 2002, the Company has approximately $8.5 million of intangible assets ($2.7 million net of accumulated amortization) related to contract backlog intangible assets, which are being amortized straight-line over periods of up to 5 years.

Upon adoption of SFAS No. 142, the Company evaluated its existing intangible assets and goodwill that were acquired in purchase business combinations, and made any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition of intangible assets separate from goodwill. The Company also reassessed the useful lives and residual values of all definite-lived intangible assets acquired. No impairment was recognized as a result of these tests.

In connection with SFAS No. 142’s transitional goodwill impairment evaluation, the Company is required to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to these reporting units as of January 1, 2002. The Company determined the estimated fair value of each reporting unit and compared it to the carrying amount of the reporting unit. As a result of this comparison, no indication that the reporting units’ fair values were less than their carrying values was noted. In the future, to the extent the carrying amount of a reporting unit exceeds the fair value of a reporting unit, an indication would exist that a reporting unit’s goodwill may be impaired, and the Company would be required to perform the second step of the transitional impairment test as soon as possible. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

As of September 30, 2002, the Company performed its annual goodwill impairment analysis required under SFAS No. 142. The Company applied the same methodology described above in

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

the performing its annual impairment test and did not identify any indication of goodwill impairment for any reporting unit. The Company will perform the annual impairment test as of September 30 each year unless circumstances or events indicate that an impairment test should be performed sooner.

Had the amortization provisions of SFAS No. 142 been applied as of January 1, 2000, for all of the Company’s acquisitions, the Company’s income (loss) before extraordinary gain (loss), net income (loss) and earnings (loss) per common share would have been as follows (unaudited) (in thousands, except per share data):

	Years ended December 31,
	2001	2000
Net income (loss)	$(82)	$(5,290)
Add back: Goodwill amortization	5,663	4,714
Add back: Workforce in place amortization	545	570

Adjusted net income (loss)	$6,126	$(6)

Basic earnings per share:
Net income (loss)	$(0.01)	$(0.22)
Goodwill amortization	0.24	0.20
Workforce amortization	0.02	0.02

Adjusted net income (loss)	$0.25	$—

Diluted earnings per share:
Net income (loss)	$(0.01)	$(0.22)
Goodwill amortization	0.24	0.20
Workforce amortization	0.02	0.02

Adjusted net income (loss)	$0.25	$—

(g)	Other Intangible Assets

The Company amortizes the allocated cost of noncompete agreements entered into in connection with business combinations on a straight-line basis over the terms of the agreements. Other acquired intangibles related to workforce in place (prior to the adoption of SFAS No. 142) and acquired contracts are amortized straight-line based upon expected employment and contract periods, respectively. The expected amortization expense of other intangible assets for the remaining two years beginning January 1, 2003, is as follows: 2003, $1.8 million; and 2004, $943,000. As of December 31, 2004, all other intangibles will be fully amortized.

Upon the adoption of SFAS No. 141, on January 1, 2002, intangible assets acquired in a business combination are recognized only if such assets arise from a contractual or other legal right and are separable, that is, capable of being sold, transferred, licensed, rented, or exchanged. Intangible assets acquired in a business combination that do not meet this criteria are considered a component of goodwill. As of January 1, 2002, the Company reclassified approximately $1.9 million, net of accumulated amortization, of intangible assets associated with acquired employee workforce from intangible assets to goodwill, which in accordance with SFAS No. 142, are no longer separately identifiable from goodwill.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

Software development costs represent expenditures for the development of software products that have been capitalized in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Amortization is computed on an individual product basis and is the greater of (a) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues for that product or (b) the amount computed using the straight-line method over the remaining estimated economic useful life of the product. The Company uses economic lives ranging from one to three years for all capitalized software development costs. Amortization of software development costs begins when the software product is available for general release to customers. As of December 31, 2001, approximately $4.8 million had been capitalized for software development, all of which had been amortized.

(h)	Revenue Recognition

For each of the years ended December 31, 2002, 2001 and 2000 we estimate that in excess of 90% of our revenues were derived from services performed under contracts that may be categorized into three primary types: time and materials, cost-plus reimbursement and firm fixed price. For the year December 31, 2002, approximately 35% of our contracts are cost-plus, 37% are time and material and 28% are fixed price (a substantial majority of which are firm fixed price level of effort.) Revenue for time and materials contracts is recognized as time is spent at hourly rates, which are negotiated with the customer. Revenue is recognized under cost-plus contracts on the basis of direct and indirect costs incurred plus a negotiated profit calculated as a percentage of costs or as performance-based award fee. For cost-plus award fee type contracts, we recognize the expected fee to be awarded by the customer at the time such fee can be reasonably estimated, based on factors such as our prior award experience and communications with the customer regarding our performance, including any interim performance evaluations rendered by the customer. Revenues are recognized under fixed price contracts for services are based on the percentage-of-completion basis, using the cost-to-cost method. For non-service related fixed price contracts, revenues are recognized using the units-of-delivery method.

The Company recognizes revenues under our federal government contracts when a contract is executed, the contract price is fixed and determinable, funding has been received, delivery of the services or products has occurred and collectibility of the contract price is considered probable. The Company contracts with agencies of the federal government are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or ratably throughout the term of the contract as the services are provided. From time to time the Company may proceed with work based on customer direction pending finalization and signing of formal funding documents. The Company has an internal process for approving any such work. All revenue recognition is deferred during periods in which funding is not received. Allowable contract costs incurred during such periods are deferred if the receipt of funding is assessed as probable. In evaluating the probability of funding being received, the Company considers its previous experience with the customer, communications with the customer regarding funding status, and our knowledge of available funding for the contract or program. If funding is not assessed as probable costs are expensed as they are incurred.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

The Company recognizes revenues under its federal government contracts based on allowable contract costs, as mandated by the federal government’s cost accounting standards. The costs the Company incurs under federal government contracts are subject to regulation and audit by certain agencies of the federal government. Contract cost disallowances, resulting from government audits, have not historically been significant. The Company may be exposed to variations in profitability, including potential losses, if the Company encounters variances from estimated fees earned under award fee contracts and estimated costs under fixed price contracts.

Software revenue is generated from licensing software and providing services, including maintenance and technical support, and consulting. The Company recognizes the revenue when the license agreement is signed, the license fee is fixed and determinable, delivery of the software has occurred, and collectibility of the fee is considered probable. The Company’s software license sales are not multi-element arrangements, i.e., they are not bundled with any other elements, such as maintenance and consulting services, and are recognized at the contractual price when all other recognition criteria are met. Services revenue consists of maintenance and technical support and is recognized ratably over the service period. Other services revenue are recognized as the related services are provided. Revenues from sales of products are generally recognized upon acceptance by the customer, which is typically within thirty days of shipment. Subsequent to the curtailment of operations of CITI-SIUSS in 2001 (see note 3(b)), there have been no new product or license sales. All software revenue recognized in 2002 relates to maintenance services provided on existing software arrangements.

Amounts collected in advance of being earned are recognized as deferred revenues.

(i)	Costs of Acquisitions

Costs incurred on successful acquisitions are capitalized as a cost of the acquisition, while costs incurred by the Company for unsuccessful or terminated acquisition opportunities are expensed when the Company determines that the opportunity will no longer be pursued. Costs incurred on anticipated acquisitions are deferred.

(j)	Income Taxes

The Company calculates its income tax provision using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates would be recognized in income in the period that includes the enactment date.

(k)	Foreign Currency Translation and Transactions

The balance sheets of the Company’s foreign subsidiaries are translated to U.S. dollars for consolidated financial statement purposes using the current exchange rates in effect as of the

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

balance sheet date. The revenue and expense accounts of foreign subsidiaries are converted using the weighted average exchange rate during the period. Gains or losses resulting from such translations are included in accumulated comprehensive income (loss) in stockholders’ equity (deficit). Gains and losses from transactions denominated in foreign currencies are included in current period income. Foreign currency transaction gains and losses were not significant for the years ended December 31, 2002, 2001 and 2000.

(l)	Accounting for Stock-Based Compensation

The Company accounts for employee stock-based compensation plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25 (“APB No. 25”), Accounting for Stock Issued to Employees. The Company has an employee stock option plan. Compensation expense for stock options granted to employees is recognized based on the difference, if any, between the fair value of the Company’s common stock and the exercise price of the option at the date of grant. The Company has also granted stock appreciation rights to certain of its directors. The Company recognizes compensation expense associated with the stock appreciation rights equal to the fair value of the underlying stock at each reporting period. The Company discloses the pro forma effect on net income (loss) as if the fair value based method of accounting as defined in Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”), Accounting for Stock-based Compensation had been applied.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation:

	2002	2001	2000
	(in thousands, except per share data)
Net Income, as reported	$26,444	$(82)	$(5,290)
Deduct: Total stock-based compensation expense determined under fair value method, net of tax	(2,505)	(742)	(1,124)

Pro forma net income	$23,939	$(824)	$(6,414)
Earnings Per Share:
Basic—as reported	$0.82	$(0.01)	$(0.22)

Basic—Pro forma	$0.74	$(0.03)	$(0.27)

Diluted—as reported	$0.78	$(0.01)	$(0.22)

Diluted—Pro forma	$0.70	$(0.03)	$(0.27)

(m)	Fair Value of Financial Instruments

The carrying amounts of accounts receivable, accounts payable and accrued liabilities approximate their fair values as of December 31, 2002 and 2001, due to the relatively short duration of these financial instruments. Except for the senior subordinated notes payable and the subordinated notes payable to stockholders, the carrying amounts of the Company’s indebtedness approximate their fair values as of December 31, 2002 and 2001, as they bear

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

interest rates that approximate market. The fair value of the senior subordinated notes payable on principal amounts of $75.0 million and $100.0 million, based on quoted market value, was approximately $81.0 million and $105.3 million as of December 31, 2002 and 2001, respectively. The fair value of the subordinated notes payable to stockholders as of December 31, 2001, based on management’s estimates considering current market conditions, was approximately $7.3 million.

(n)	Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (“SFAS No. 133”), Accounting for Derivative Instruments and Hedging Activities, as amended. The Company has entered into certain interest rate swap agreements, which are accounted for under SFAS No. 133. SFAS No. 133 requires that derivative instruments be recognized at fair value in the balance sheet. Changes in the fair value of derivative instruments that qualify as effective hedges of cash flows are recognized as a component of other comprehensive income (loss). Changes in the fair value of derivative instruments for all other hedging activities, including the ineffective portion of cash flow hedges, are recognized in current period earnings. The adoption of SFAS No. 133 did not have significant impact on the Company’s consolidated financial statements.

(o)	Earnings (Loss) Per Common Share

The Company computes earnings (loss) per common share in accordance with Statement of Financial Accounting Standards No. 128 (“SFAS No. 128”), Earnings Per Share. Under the provisions of SFAS No. 128, basic earnings (loss) per common share is computed by dividing the net earnings (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share is computed by dividing net earnings (loss) for the period by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Potentially dilutive common equivalent shares are comprised of the Company’s employee stock options and shares associated with the Company’s subordinated convertible note payable prior to the Company’s IPO.

(p)	Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(q)	Stock Split

Effective February 19, 2002, the Company increased the aggregate authorized shares of its common stock to 37,503,000 shares, and authorized a 2,449.95-for-1 common stock split. All references to the number and per share amounts relating to the Company’s common shares have been retroactively restated for the stock split.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

(r)	Reclassification Pursuant to SFAS 145

In April 2002, the Financial Accounting Standards Board issued Statement 145, or “SFAS No. 145,” Rescission of FASB Statements No. 4, 44, and 64, Amendment to FASB Statement 13, and Technical Corrections. SFAS No. 145 addresses the reporting of gains and losses from extinguishment of debt and rescinds FASB Statements 4 and 64. Under the new standard, only gains and losses from extinguishments meeting the criteria of Accounting Principles Board Opinion No. 30 would be classified as extraordinary items. Thus, gains or losses arising from extinguishments of debt that are part of the Company’s recurring operations would not be reported as extraordinary items. Upon adoption, previously reported extraordinary gains or losses not meeting the requirements for classification as such in accordance with Accounting Principles Board Opinion No. 30 would be required to be reclassified for all periods presented. The Company adopted SFAS No. 145 as of January 1, 2003, and as a result, the Company reclassified $4.2 million ($2.6 million net of tax) of losses and $519,000 ($330,000 net of tax) of gains previously recorded as extraordinary items for the year ended December 31, 2002 and 2001, respectively, to interest expense. Additionally, the tax impact as a result of these reclassifications has been adjusted in the tax provision amounts shown.

(3)	Sales and Closure of Businesses

(a)	Sale of CITE

On June 29, 2001, the Company sold its Center for Information Technology Education (“CITE”) business to a subsidiary of Pinnacle Software Solutions, Inc. for a total purchase price of $100,000, of which $50,000 was paid on the date of closing, with the remainder due and paid in six equal, monthly payments of approximately $8,300 beginning on August 1, 2001. CITE provided evening and weekend training for individuals to attain certification in Oracle developer and Java. Revenues generated by CITE were approximately $1.2 million and $2.5 million for the years ended December 31, 2001 and 2000, respectively. As of the date of sale, the carrying value of the net assets of CITE was approximately zero, resulting in a gain on the sale of the business of approximately $100,000.

(b)	Curtailment of Operations of CITI-SIUSS LLC

During 1999, the Company and Criminal Investigative Technology, Inc. (“CITI”) entered into a joint venture (“CITI-SIUSS LLC”), formerly known as Anteon-CITI LLC (the “Venture”). The Venture developed and marketed certain investigative support products and services. At the date of formation, CITI contributed certain assets to the Venture. The Company has the sole ability to control the management and operations of CITI-SIUSS LLC and, accordingly, consolidated its results. Under the joint venture agreement, the Company was allocated 98% of the profits and losses of CITI-SIUSS until its investment in the Venture was recovered, at which time profits and losses were shared based on the respective ownership interests of the joint venturers. As the Company had not yet recovered its investment, 98% of the Venture’s losses had been allocated to the Company and 2% recognized as minority interest in losses in the consolidated statements of operations. Upon the occurrence of certain events, the Company had the option to purchase the 50% interest owned by CITI, at a formula price as included in the joint venture agreement.

On June 22, 2001, the Company decided to cease software development operations of the Venture because it concluded that the Venture was not likely to establish a self-supporting

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

business without significant capital contributions. Revenues generated by the Venture were approximately $1.5 million and $880,000 for the years ended December 31, 2001 and 2000, respectively. Operating losses were approximately $2.6 million and $2.5 million for the years December 31, 2001 and 2000, respectively. The Venture was obligated to provide maintenance and support services on existing contracts through June 30, 2002. Upon the completion of this obligation, the Company anticipated that no excess proceeds would be available to the Company or the minority interest party in the Venture. Accordingly, the remaining minority interest of approximately $487,000 was reversed during the quarter ended June 30, 2001, and the resulting gain was included in gains on sales and closures of businesses in the accompanying consolidated statement of operations.

(c)	Sale of Interactive Media Corporation

On July 20, 2001, the Company sold all of the stock in Interactive Media Corporation (“IMC”) for $13.5 million in cash, subject to adjustment based on the amount of working capital (as defined in the sale agreement) as of the date of sale. In addition, the Company had a contingent right to receive an additional $500,000 in cash based on IMC’s performance from the date of closing through the end of calendar year 2001. Prior to the sale, IMC transferred to the Company the assets of the government division of IMC, which specializes in training services primarily to the government marketplace. Accordingly, at the date of sale, IMC provided training services to customers primarily in the commercial marketplace. For the commercial division, revenues were approximately $11.7 million and $18.1 million for the years ended December 31, 2001 and 2000, respectively. Operating income (loss) was approximately $(41,000) and $686,000 for the years ended December 31, 2001 and 2000, respectively. With respect to the working capital adjustment, the Company had reserved approximately $550,000 of the gain on the sale at the time of closing. Subsequently, the Company reached an agreement with the purchaser of IMC to settle the adjustment in the amount of $475,000 as a result of working capital deficiencies at the closing of the transaction. The Company paid this amount to the purchaser on June 14, 2002. The remaining $75,000 reserve related to a retention bonus which was paid to a key employee of IMC during the year ended December 31, 2002. The total gain recognized on the sale of IMC recognized was approximately $3.5 million.

As a result of the sale of IMC, the Company realized an income tax benefit of approximately $1.6 million relating to differences between the income tax and financial statement carrying amounts of the Company’s investment in IMC. Approximately $760,000 of this benefit resulted from differences that existed as of the date of the Company’s acquisition of A&T, of which IMC was a subsidiary. Accordingly, during the third quarter of 2001, the Company recognized the income tax benefit related to the pre-acquisition difference as a reduction of goodwill from the acquisition of A&T, and recognized the remaining tax benefit of $790,000 as a reduction of income tax expense.

(d)	Closure of South Texas Ship Repair

On December 19, 2001, the Company decided to close the South Texas Ship Repair (“STSR”) business, which was acquired as part of the Sherikon acquisition in October 2000. STSR specialized in the repair of ships for both government and commercial customers.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

Revenues were $3.3 million and $714,000, respectively, and operating loss was $(2.1) million and $(29,000), respectively, for the years ended December 31, 2001 and 2000. In conjunction with the closure of STSR, the Company recognized a charge of approximately $1.0 million for the write-down of goodwill from the Sherikon acquisition, which was attributable to STSR. This charge is included in goodwill amortization in the accompanying consolidated statement of operations, for the year ended December 31, 2001. The remaining expected costs of fulfilling STSR’s existing contracts of approximately $266,000 have been accrued as of December 31, 2002.

(4)	Use of Proceeds from Initial Public Offering

The net proceeds to the Company from the sale of 4,687,500 shares of common stock in the Company’s IPO was $75.2 million, based on an initial public offering price of $18.00 per share, after deducting underwriting discounts and commissions of $5.9 million and offering costs and expenses of $3.3 million.

The Company used the net proceeds from the IPO to:

•	repay $11.4 million of its debt outstanding under the term loan portion of its credit facility;

•	temporarily pay down $39.5 million on the revolving loan portion of its credit facility on March 15, 2002 (the revolving loan was subsequently increased on April 15, 2002 to redeem $25.0 million principal amount of the Company’s 12% Notes);

•	redeem $25.0 million principal amount of its 12% Notes on April 15, 2002, and to pay accrued interest of $1.3 million thereon and the associated $3.0 million prepayment premium (pending the permanent use of such net proceeds, the Company used such funds to temporarily reduce the revolving portion of its credit facility);

•	repay in full its $7.5 million principal amount subordinated promissory note held by Azimuth Technologies, L.P., one of the Company’s principal stockholders, including $50,000 aggregate principal amount of the Company’s subordinated promissory notes held by present members of the Company’s management; and

•	repay $4.4 million of the Company’s subordinated notes, relating to accrued interest on the Company’s $22.5 million principal amount subordinated convertible promissory note held by Azimuth Tech. II LLC, one of the Company’s principal stockholders.

The remainder of the net proceeds to the Company from the IPO, approximately $12.5 million, was temporarily invested in short-term investment grade securities and subsequently liquidated and used to repay amounts outstanding under the Company’s revolving portion of its credit facility. The Company also used $2.5 million of the IPO proceeds to temporarily repay debt under the revolving portion of its credit facility with the intention of repaying in full, on or before October 20, 2002, a $2.5 million principal amount promissory note held by former stockholders of Sherikon, Inc., which was acquired by the Company in October 2000. On October 18, 2002, the Company asserted an indemnification claim against the former shareholders of Sherikon, Inc. in an aggregate amount exceeding the $2.5 million promissory note. The Company has not made this $2.5 million scheduled payment pending this indemnification claim.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

As a result of the permanent reduction of a portion of its debt under the term loan, the Company wrote-off a proportionate amount of the unamortized deferred financing fees related to the portion of the term loan that was repaid. The write-off of $304,000 has been reflected interest expense in the accompanying consolidated statements of operations for the period ended December 31, 2002. In addition, as a result of the redemption of the $25.0 million principal amount of the Company’s 12% Notes, the Company incurred a $3.0 million prepayment premium and wrote-off a proportionate amount of the unamortized deferred financing fees related to the portion of the 12% Notes that were repaid. The prepayment premium and write-off of deferred financing fees, totaling $4.2 million have been reflected as interest expense in the accompanying consolidated statements of operations for the year ended December 31, 2002.

(5)	Acquisitions

(a)	Sherikon, Inc.

On October 20, 2000, the Company purchased all of the outstanding stock of Sherikon, Inc., a technology solutions and services firm based in Chantilly, Virginia, for a total purchase price of approximately $34.8 million, including transaction costs of approximately $861,000. Under the terms of the sale, the total purchase price included, at closing, a cash payment of $20.8 million to the shareholders of Sherikon, Inc., cash payments of approximately $5.2 million to certain executives and employees of Sherikon, Inc., and subordinated notes payable totaling $7.5 million, of which $5.0 million was due and paid in 2001 and $2.5 million was due at the end of the second year after closing. On October 18, 2002, the Company asserted an indemnification claim against the former shareholders of Sherikon, Inc. in an aggregate amount exceeding the $2.5 million promissory note. The Company has not made this $2.5 million scheduled payment pending the resolution of this indemnification claim. The subordinated notes carry a 0% coupon rate and have been present-valued. The present value of the subordinated notes payable, using an assumed borrowing rate of 11.75%, was approximately $6.5 million as of the date of purchase. In addition, the Company guaranteed certain bonuses totaling approximately $1.75 million to former Sherikon employees payable in two installments, the first of which was paid in October 2001 and the second of which was paid in October 2002. Such bonuses were not contingent on continued employment with the Company, and the present value of such amount, assuming an 11.75% discount rate, of $1.5 million, was recognized as additional purchase consideration. The transaction was accounted for using the purchase method whereby the net tangible and identifiable intangible assets acquired and liabilities assumed were recognized at their estimated fair market values at the date of acquisition, based on preliminary estimates by management. The identifiable intangible assets were acquired contracts and workforce in place. These assets were valued, based on an independent appraisal, at $1.3 million and $760,000, respectively. Both have expected useful lives of 4 years. As of January 1, 2002 the Company reclassified the unamortized balance of the intangible asset associated with the acquired employee workforce from intangible assets to goodwill, which in accordance with SFAS No. 142, are no longer separately identifiable from goodwill. Goodwill was being amortized on a straight-line basis over twenty years, prior to the adoption of SFAS No. 142.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

The total purchase price paid, including transaction costs, of $34.8 million, was allocated to the assets and liabilities acquired as follows (in thousands):

Cash	$2,924
Accounts receivable	15,191
Prepaid expenses and other current assets	544
Property and equipment	353
Other assets	248
Contracts	1,310
In place workforce	760
Goodwill	20,177
Deferred tax assets, net	2,932
Accounts payable and accrued expenses	(9,423)
Long-term liabilities	(207)

Total consideration	$34,809

During the third quarter of 2001, the Company finalized the allocation of the purchase price, resulting in an increase of $100,000 in goodwill and accrued liabilities related to contingencies identified at the date of acquisition. During the fourth quarter of 2001, the Company made the decision to close STSR, which was acquired as part of Sherikon. The Company wrote off goodwill of approximately $1.0 million in connection with the closure (see note 3(d)).

Transaction costs of approximately $861,000 include a $300,000 fee paid to Caxton-Iseman Capital, Inc., an affiliate of and advisor to the Company.

(b)	The Training Division of SIGCOM, Inc.

On July 20, 2001, the company acquired the assets, contracts and personnel of the training division of SIGCOM, Inc. (“SIGCOM”). The principal business of the training division of SIGCOM’s is the design, construction, instrumentation, training and maintenance of simulated live-fire training facilities to help acclimate members of the armed forces to combat conditions for mobile operations on urban terrain. The company’s primary reason for acquiring SIGCOM was the significant capabilities of SIGCOM that will augment the Company’s defense training capabilities. The total purchase price was $11.0 million, excluding $409,000 of transaction costs, of which $10.0 million was paid in cash to the seller and $1.0 million of which was placed in escrow to secure the seller’s obligations to indemnify the Company for certain potential liabilities which were not assumed. Transaction costs included a $100,000 fee paid to Caxton-Iseman Capital, Inc., an affiliate of and advisor to the Company. The transaction was accounted for using the purchase method, whereby the net tangible and identifiable intangible assets acquired and liabilities assumed were recognized at their estimated fair market values at the date of acquisition. The Company allocated approximately $4.1 million of the purchase price to accounts receivable, approximately $1.5 million to acquired accounts payable and accrued liabilities, and $440,000 of the purchase price to an intangible asset related to contract backlog, continues to be amortized over a two-year period, in accordance with SFAS No. 142. Approximately $8.1 million has been allocated to tax deductible goodwill arising from the acquisition, which in accordance with SFAS No. 141 and SFAS No. 142, is not being amortized (see note 2(f)).

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

Unaudited Pro Forma Data

The following unaudited pro forma summary presents consolidated information as if the acquisition of the Training Division of SIGCOM and the acquisition of Sherikon had occurred as of January 1, 2000. The pro forma summary is provided for informational purposes only and is based on historical information that does not necessarily reflect actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined entities (in thousands, except per share data):

	2001	2000
Total revenues	$723,498	$612,278
Total expenses	722,944	615,250

Net income (loss)	$554	$(2,972)

Basic and diluted earnings (loss) per common share	$0.02	$(0.12)

(6)	Accounts Receivable

The components of accounts receivable as of December 31, 2002 and 2001, are as follows (in thousands):

	2002	2001
Billed and billable	$179,216	$116,539
Unbilled	8,929	15,508
Retainages due upon contract completion	5,162	3,797
Allowance for doubtful accounts	(4,248)	(4,499)

Total	$189,059	$131,345

In excess of 95% of the Company’s revenues for each of 2002, 2001 and 2000 have been earned, and accounts receivable as of December 31, 2002 and 2001 are due from agencies of the U.S. federal government. Unbilled costs and fees and retainages billable upon completion of contracts are amounts due primarily within one year and will be billed on the basis of contract terms and delivery schedules.

The accuracy and appropriateness of the Company’s direct and indirect costs and expenses under its government contracts, and therefore its accounts receivable recorded pursuant to such contracts, are subject to extensive regulation and audit, including by the U.S. Defense Contract Audit Agency (“DCAA”) or by other appropriate agencies of the U.S. government. Such agencies have the right to challenge the Company’s cost estimates or allocations with respect to any government contract. Additionally, a substantial portion of the payments to the Company under government contracts are provisional payments that are subject to potential adjustment upon audit by such agencies. Incurred cost audits have been completed by DCAA through 2000. Historically, such audits have not resulted in any significant disallowed costs. Although the Company can give no assurances, in the opinion of management, any adjustments likely to result from inquiries or audits of its contracts would not have a material adverse impact on the Company’s financial condition or results of operations.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

(7)	Property and Equipment

Property and equipment consists of the following as of December 31, 2002 and 2001 (in thousands):

	2002	2001
Land	$393	$544
Buildings	1,717	2,429
Computer hardware and software	13,348	10,649
Furniture and equipment	8,697	5,890
Leasehold improvements	4,808	5,047

	28,963	24,559
Less—accumulated depreciation and amortization	(18,971)	(11,815)

	$9,992	$12,744

(8)	Accrued Expenses

The components of accrued expenses as of December 31, 2002 and 2001 are as follows (in thousands):

	2002	2001
Accrued payroll and related benefits	$38,819	$31,585
Accrued subcontractor costs	13,396	14,438
Accrued interest	1,138	3,636
Other accrued expenses	4,250	6,382

	$57,603	$56,041

(9)	Indebtedness

(a)	Credit Agreement

On June 23, 1999, the Company entered into a Credit Agreement (“Credit Facility”) with a syndicate of nine commercial banks. Under the terms of the Credit Facility, the Company entered into promissory notes with aggregate available financing facilities of $180.0 million. The Credit Facility was comprised of a revolving credit facility for aggregate borrowings of up to $120.0 million (“Revolving Facility”), as determined based on a portion of eligible billed accounts receivable and a portion of eligible unbilled accounts receivable and the ratio of net debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”), as defined, and maturing on June 23, 2005; and a $60.0 million note (“Term Loan”) with principal payments due quarterly commencing June 30, 2001, and $15.0 million at maturity on June 23, 2005. However, under certain conditions related to excess annual cash flow, as defined in the agreement, and the receipt of proceeds from certain asset sales, and debt or equity issuances, the Company is required to prepay, in amounts specified in the agreement, borrowings under the Term Loan. Due to excess cash flows, as defined, generated in 2001, an additional principal payment of $10.7 million was paid under the term loan on March 14, 2002. A portion of the net proceeds from the

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

IPO were used to make an additional principal payment of $11.4 million in March 2002. Effective October 21, 2002, this Credit Facility was replaced by an Amended and Restated Credit Agreement, as discussed below.

Under the Credit Facility, the interest rate on both the Revolving Facility and the Term Loan bear interest at a floating rate based upon, at the Company’s option, LIBOR, or the Alternate Base Rate (“ABR”), which is the higher of CSFB’s prime rate (less one quarter of one percent) and the Federal Funds Effective Rate, plus one half of one percent, in each case plus a margin determined based on our ratio of net debt to EBITDA. Interest is payable on the last day of each quarter. During the years ended December 31, 2002, 2001 and 2000, the interest rates on the Revolving Facility and Term Loan ranged from 3.53 percent to 6.00 percent, 4.61 percent to 11.75 percent, and 8.84 percent to 11.75 percent, respectively.

(b)	Amended and Restated Credit Agreement

On October 21, 2002, the Company entered into an amendment and restatement of its existing Credit Agreement (the “Amended and Restated Credit Agreement”). Pursuant to the terms of the Amended and Restated Credit Agreement, the Credit Facility was amended to allow for the following: (1) a $200.0 million senior secured revolving credit facility (the “Revolving Credit Facility”), including a $25.0 million letter of credit sublimit; and (2) a $22.3 million three-year senior secured term loan facility (the “Term Loan Facility”). The aggregate amount available for borrowing under the Revolving Credit Facility is determined based on a portion of eligible accounts receivable. In general, the Company’s borrowing availability under the Revolving Credit Facility is subject to our borrowing base (defined as portions of eligible billed and unbilled accounts receivable) and the Company’s ratio of net debt to EBITDA and net senior debt to EBITDA, as defined in the Amended and Restated Credit Agreement. The Company incurred approximately $626,000 in expenses related to this Amended and Restated Credit Agreement. These expenses have been capitalized as additional deferred financing fees and are being amortized over the remaining term of the Credit Facility.

Borrowings under the Term Loan Facility and the Revolving Credit Facility mature on June 30, 2005. Principal payments of approximately $950,000 are due quarterly under the Term Loan Facility, with approximately $12.7 million due at final maturity. Borrowings under the Revolving Credit Facility and Term Loan Facility bear interest at a floating rate based upon, at the Company’s option, LIBOR, or the Alternate Base Rate (“ABR”), which is the higher of Credit Suisse First Boston’s (“CSFB”) prime rate (less one quarter of one percent) and the Federal Funds Effective Rate, plus one half of one percent, in each case plus a margin determined based upon our ratio of net debt to EBITDA (as defined in the Amended and Restated Credit Agreement). From the date of the amendment through December 31, 2002, the interest rates for the Term Loan Facility and the Revolving Credit Facility ranged from 3.63 percent to 5.75 percent. The Company may, under certain conditions described in the Amended and Restated Credit Agreement, request an extension to the maturity date of the Revolving Credit Facility.

In certain cases, the Company is required to make excess cash payments (as defined in the Amended and Restated Credit Agreement) to the extent certain conditions and ratios are met.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

All of the Company’s existing and future domestic subsidiaries unconditionally guarantee the repayment of amounts borrowed under the Amended and Restated Credit Agreement. The Amended and Restated Credit Agreement is secured by substantially all of the Company’s and its domestic subsidiaries’ tangible and intangible assets, including substantially all of the capital stock of the Company’s subsidiaries.

The Amended and Restated Credit Agreement contains affirmative and negative covenants in addition to financial covenants, customary for such financings.

The Amended and Restated Credit Agreement also permits the Company to elect from time to time to (i) repurchase certain amounts of its subordinated debt and outstanding common stock from its share of excess cash flow (as defined in the credit agreement); and (ii) repurchase certain amounts of its subordinated debt from it share of net cash proceeds of issuances of equity securities.

The Amended and Restated Credit Agreement contains customary events of default, certain of which allow for grace periods.

As of December 31, 2002, the outstanding amounts under the Amended and Restated Credit Agreement were as follows (in thousands):

2002
Revolving Facility	$7,000
Term Loan Facility	21,201

$28,201

The remaining available borrowings under the Revolving Credit Facility as of December 31, 2002 was $108.3 million.

For the years ended December 31, 2002, 2001 and 2000, total interest expense incurred on the Revolving Credit Facility was approximately $1.1 million, $2.7 million and $2.3 million, respectively. For the years ended December 31, 2002, 2001 and 2000, total interest expense incurred on the Term Loan Facility was approximately $1.2 million, $4.1 million and $5.9 million, respectively.

(c)	Senior Subordinated Notes Payable

On May 11, 1999, the Company sold $100.0 million, in aggregate principal amount of ten-year, 12% Notes. The proceeds of the issuance of the 12% notes were principally used to purchase A&T. The Notes are subordinate to the Company’s Amended and Restated Credit Facility but rank senior to any other subordinated indebtedness. The 12% Notes mature May 15, 2009 and interest is payable semi-annually on May 15 and November 15. The Company cannot redeem the 12% Notes prior to May 15, 2004 except under certain conditions. The Company used net proceeds from its IPO to redeem $25.0 million principal amount of its 12% Notes on April 15, 2002. In addition, as a result of the redemption of the $25.0 million principal amount of the Company’s 12% Notes, the Company incurred a $3.0 million prepayment premium and wrote-

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

off a proportionate amount of approximately $304,000 of the unamortized deferred financing fees related to the portion of the 12% Notes that were repaid. The prepayment premium and write-off of deferred financing fees, totaling $4.232 million, have been reflected as interest expense in the accompanying consolidated statements of operations for the year ended December 31, 2002. In addition, under certain conditions after May 15, 2004, the Company can redeem some portion of the 12% Notes at certain redemption prices. Total interest expense for the 12% Notes incurred during 2002, 2001 and 2000 approximated $9.9 million, $12.0 million, and $12.1 million, respectively.

The 12% Notes are guaranteed by each of the Company’s existing and certain future domestic subsidiaries (see note 17). The 12% Notes include certain restrictions regarding additional indebtedness, dividend distributions, investing activities, stock sales, transactions with affiliates, and asset sales and transfers.

(d)	Subordinated Notes Payable

In connection with the purchase of Techmatics, in 1998, the Company entered into subordinated promissory notes with the Techmatics shareholders and option holders as of the date of acquisition in the principal amount of $10.0 million, discounted as of the date of acquisition to approximately $8.9 million. One-tenth of the total amount of principal was paid on May 31, 1999, with the remaining nine-tenths paid on May 31, 2000. Interest began accruing on May 31, 1999 at 6 percent per year on four-ninths of the principal amount outstanding. Total interest expense incurred on the subordinated notes payable to the Techmatics shareholders for the year ended December 31, 2000 was approximately $117,000.

In connection with the purchase of Sherikon (note 5(a)), the Company entered into subordinated promissory notes with the Sherikon shareholders as of the date of acquisition in the aggregate principal amount of $7.5 million, discounted to approximately $6.5 million. During 2001, $5.0 million of the subordinated promissory notes were repaid. The remaining $2.5 million of subordinated promissory notes were due on October 20, 2002. On October 18, 2002, the Company asserted an indemnification claim against the former shareholders of Sherikon, Inc. in an aggregate amount exceeding the $2.5 million promissory note. The Company has not made this $2.5 million scheduled payment pending resolution of the indemnification claim. During the year ended December 31, 2002, 2001 and 2000, total interest expense on the subordinated promissory notes with the Sherikon shareholders was approximately $232,000, $665,000 and $156,000, respectively.

(e)	Subordinated Note Payable to Ogden

As partial consideration for the acquisition of Anteon Virginia, the Company entered into a subordinated promissory note with Ogden in the principal amount of $8.5 million, bearing interest at 12 percent payable quarterly. The principal amount of the note was due in April 2004, but could be prepaid without penalty at any time prior to maturity. On June 29, 2001, Anteon Virginia purchased from Ogden the then outstanding principal amount of the subordinated note payable to Ogden due from the Company for $3.2 million in full settlement of the Company’s obligation to Ogden. In connection with the payment, the Company recognized a gain of $519,000 in 2001 on

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

the retirement of the subordinated note payable to Ogden. The gain has been reflected as a reduction to interest expense in the accompanying consolidated statements of operations for the year ended December 31, 2001.

Total interest expense incurred on the subordinated note payable to Ogden for the years ended December 31, 2001 and 2000 was approximately $86,000, and $329,000, respectively.

(f)	Subordinated Notes Payable to Stockholders

Concurrent with the acquisition of Anteon Virginia, the Company and its majority stockholder, Azimuth Technologies, L.P., and three other stockholders entered into subordinated promissory note agreements in the aggregate principal amount of $7.5 million, all bearing interest at 6%, which were payable quarterly. The principal amount of the notes was due in April 2004, but could be prepaid without penalty at any time prior to maturity. The Company used a portion of the net proceeds from its IPO to repay in full this subordinated promissory note held by Azimuth Technologies, L.P., one of the Company’s principal stockholders.

Total interest expense incurred on the subordinated notes payable for the years ended December 31, 2002, 2001 and 2000 was approximately $90,000, $450,000, and $447,000, respectively.

(g)	Subordinated Convertible Note Payable—Related Party

On June 23, 1999, the Company and Azimuth Tech. II LLC, an affiliate of Azimuth Technologies, L.P., the Company’s majority stockholder, and Caxton-Iseman Capital, Inc., entered into a subordinated convertible promissory note agreement for $22.5 million. The note bore interest at 12 percent, with interest payable semi-annually each June 30 and December 31, through maturity on June 23, 2010. The Company could not prepay the note prior to December 23, 2001, unless there was a sale of the Company or an initial public offering of the Company’s common stock. On or after December 23, 2001, the note could be prepaid by the Company without penalty. The note was convertible into the Company’s non-voting common stock at the option of the holder at any time at the conversion price of $4.86 per share, subject to adjustment for stock splits, dividends and certain issuances of common stock. At the Company’s option, accrued interest on the note could have been paid either in cash or additional notes which are identical to the above note, except that the additional notes were not convertible into shares of the Company’s common stock. In March 2002, in connection with the Company’s IPO, the Company repaid $4.4 million in accrued interest related to the note, and the $22.5 million principal amount subordinated convertible promissory note was converted pursuant to its terms into 4,629,232 shares of the Company’s common stock at a conversion price of $4.86 per share.

During the years ended December 31, 2002, 2001 and 2000, the Company incurred approximately $667,000, $3.2 million, and $3.0 million, respectively, of interest expense on the notes.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

(h)	Future Maturities

Scheduled future maturities under the Company’s indebtedness, excluding the $2.5 million Subordinated Notes Payable, are as follows (in thousands):

Year ending December 31,
2003	$3,798
2004	3,798
2005	20,605
2006	—
2007	—
Thereafter	75,000

$103,201

(i)	Interest Rate Swap Agreements

OBJECTIVES AND CONTEXT

The Company uses variable-rate debt to finance its operations through its Revolving Facility and Term Loan. These debt obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases.

Management believes it is prudent to limit the variability of a portion of its interest payments. It is the Company’s objective to hedge a portion of its longer-term variable interest payments for the Revolving Facility and Term Loan.

STRATEGIES

To meet this objective, management enters into various interest rate swap derivative contracts to manage fluctuations in cash flow resulting from fluctuations in interest rates.

The interest rate swaps change the variable-rate cash flow exposure on the Company’s long-term debt obligations to fixed-rate cash flows by entering into receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating fixed-rate long-term debt.

The Company does not enter into derivative instruments for any purpose other than cash flow hedging purposes. That is, the Company does not speculate using derivative instruments.

RISK MANAGEMENT POLICIES

The Company assesses interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

The Company monitors interest rate cash flow risk attributable to both the Company’s outstanding or forecasted debt obligations as well as the Company’s offsetting hedge positions and estimates the expected impact of changes in interest rates on the Company’s future cash flows.

Upon adoption of SFAS No. 133, the fair value of interest rate swaps was recorded as a transition adjustment to accumulated other comprehensive income. This resulted in a decrease of $629,000, net of tax, to accumulated other comprehensive income as of January 1, 2001. Changes subsequent to January 1, 2001 in the fair value of interest rate swaps designed as hedging instruments of the variability of cash flows associated with floating-rate, long-term debt obligations are reported in accumulated other comprehensive income (loss). These amounts subsequently are reclassified into interest expense as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affects earnings.

During the year ended December 31, 2002, the Company exercised its cancellation rights under certain interest rate swap agreements and cancelled $30.0 million of such agreements. These interest rate swap agreements related primarily to term loan obligations that have been permanently reduced. Interest expense for the year ended December 31, 2002 includes losses of $1.9 million associated with these cancellations.

Over the next twelve months, approximately $137,000 of losses in accumulated other comprehensive loss related to the interest rate swaps are expected to be reclassified into interest expense as a yield adjustment of the hedged debt obligation. As of December 31, 2002, the fair value of the Company’s interest swap agreements resulted in a net liability of $763,000 and has been included in other current liabilities.

The Company’s interest rate swap agreements effectively changed the Company’s interest rate exposure for the following amounts, as of December 31, 2002, to the following fixed rates:

Date of Swap Agreement	Notional Amount	Maturity of Swap Agreement	Effective Fixed Rate of Interest	Fair Value as of December 31, 2002 (in thousands)
September 1998	$5 million	September 25, 2003	5.02 percent	$(137)
June 2001	$10 million	June 30, 2004	5.78 percent	$(626)

The fair value of interest rate swaps is the estimated amount, based on quoted market prices, that the counterparty would (receive) pay to terminate the swap agreements at December 31, 2002.

(10)	Common Stock

The Company’s authorized capital stock currently consists of 175,000,000 shares of common stock and 15,000,000 shares of preferred stock.

The holders of the Company’s common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding common

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends, when, and if declared by the Company’s board out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in our assets legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock, which may be issued in the future.

Preferred Stock

The Company’s preferred stock may be issued from time to time in one or more series. The Company’s board is authorized to fix the dividend rights, dividend rates, any conversion rights or right of exchange, any voting rights, rights and terms of redemption, the redemption price or prices, the payments in the event of liquidation, and any other rights, preferences, privileges, and restrictions of any series of preferred stock and the number of shares constituting such series and their designation. The Company has no present plans to issue any shares of preferred stock other than in connection with the rights distribution described below.

Depending upon the rights of such preferred stock, the issuance of preferred stock could have an adverse effect on holders of our common stock by delaying or preventing a change in control, adversely affecting the voting power of the holders of common stock, including the loss of voting control to others, making removal of the present management more difficult, or resulting in restrictions upon the payment of dividends and other distributions to the holders of common stock.

Rights Agreement

In connection with the Company’s IPO, the Company distributed one preferred share purchase right for each outstanding share of common stock to the stockholders of record on that date (the “Rights Agreement”). Under the Company’s Rights Agreement, each right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, par value $0.01 per share, at a price of $76.50 per one one-thousandth of a share, under certain circumstances provided for in the Rights Agreement.

Until a “separation date” (as defined in the Rights Agreement) occurs, the rights will:

•	Not be exercisable;

•	Be evidenced by certificates that represent shares of the Company’s common stock; and

•	Trade with the Company’s common stock.

The rights will expire at the close of business on the ten-year anniversary of the Rights Agreement, unless earlier redeemed or exchanged by the Company.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

(11)	Income Taxes

The provisions for income taxes for the years ended December 31, 2002, 2001 and 2000, consist of the following (in thousands), respectively:

	Years ended December 31,
	2002	2001	2000
Current provision (benefit):
Federal	$10,245	$1,321	$293
State	1,431	810	197
Foreign	119	62	104

Total current provision (benefit)	11,795	2,193	594

Deferred provision (benefit):
Federal	4,331	1,501	(880)
State	597	853	198
Foreign	—	55	(65)

Total deferred provision (benefit)	4,928	2,409	(747)

Total income tax provision (benefit)	$16,723	$4,602	$(153)

The income tax provisions for the years ended December 31, 2002, 2001 and 2000, respectively, are different from that computed using the statutory U.S. federal income tax rate of 34% for the year December 31, 2000 and 35% for December 31, 2001 and 2002 as set forth below (in thousands):

	Years ended December 31,
	2002	2001	2000
Expected tax expense (benefit), computed at statutory rate	$15,108	$1,582	$(1,853)
State taxes, net of federal expense	1,259	1,259	7
Nondeductible expenses	330	304	264
Goodwill amortization	—	1,804	1,074
Valuation allowance	—	—	295
Increase in marginal federal rate	—	200	—
Stock basis difference on sale of subsidiary	—	(790)	—
Foreign rate differences	53	(21)	8
Other	(27)	264	52

	$16,723	$4,602	$(153)

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

The tax effect of temporary differences that give rise to the deferred tax assets and deferred tax liabilities as of December 31, 2002 and 2001 was presented below (in thousands):

	2002	2001
Deferred tax assets:
Accrued expenses	$6,244	$6,101
Intangible assets, due to differences in amortization	2,492	4,411
Interest rate swaps	298	1,136
Accounts receivable allowances	706	634
Property and equipment, due to differences in depreciation	831	493
Net operating loss carryforwards	356	3,262

Total gross deferred tax assets	10,927	16,037
Less: Valuation allowance	(295)	(295)

Net deferred tax assets	10,632	15,742

Deferred tax liabilities:
Deductible goodwill, due to differences in amortization	7,502	7,552
Revenue recognition differences	6,616	6,500
Accrued expenses	5,741	6,058
Property and equipment, due to differences in depreciation	811	742

Total deferred tax liabilities	20,670	20,852

Deferred tax liabilities, net	$(10,038)	$(5,110)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies that can be implemented by the Company in making this assessment. Based upon the level of historical taxable income, scheduled reversal of deferred tax liabilities, and projections of future taxable income over the periods in which the temporary differences become deductible based on available tax planning strategies, management presently believes that it is more likely than not that the company will realize the portion of the benefits of these deductible differences related to Federal income taxes. The Company has established a valuation allowance as of December 31, 2002 and 2001 of $295,000 and $295,000, respectively against certain state net operating loss carryforwards. At December 31, 2002, the Company had federal and state net operating loss carryforwards of approximately $116,000 and $5.8 million, respectively. Carryforwards have various expiration dates beginning in 2004.

(12)	Employee Benefit Plans

Employees of the Company may participate in 401(k) retirement savings plans, whereby employees may elect to make contributions pursuant to a salary reduction agreement upon meeting eligibility requirements. Participants may contribute up to 22 percent (20 percent prior to January 1, 2001) of salary in any calendar year to these plans, provided that amounts in total do not exceed certain statutory limits. The Company matches up to 50 percent of the first 6 percent of a participant’s

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

contributions, subject to certain limitations. The Company made contributions to these plans of approximately $7.1 million, $5.6 million and $5.3 million for the years ended December 31, 2002, 2001, and 2000, respectively.

The A&T Savings and Investment Plan was a discretionary contribution plan as defined in the Internal Revenue Code, Section 401 (a)(27). Effective December 31, 2000, the plan’s assets were transferred to the Anteon Virginia 401(k) plan. The plan covered substantially all of A&T’s full-time employees. A&T’s contributions were made at the discretion of the Board of Directors for any plan year. A&T’s matching contribution to this plan for the year ended December 31, 2000 was approximately $2.3 million.

(13)	Stock Option and Other Compensation Plans

(a)	Stock Option Plan

In January 1997, the Company’s Board of Directors approved the adoption of the Anteon Virginia Corporation Omnibus Stock Plan (“the Stock Option Plan”). At the discretion of the Board of Directors, the stock option plan permits the granting of stock options, stock appreciation rights, restricted or unrestricted stock awards, and/or phantom stock to employees or directors of the Company. As of December 31, 2002, an aggregate of 801,040 shares of the Company’s common stock were reserved for issuance under the stock option plan.

The exercise price of stock options granted is the market value of the common stock at the grant date. Prior to the Company’s IPO, the exercise price of stock options granted was determined by the Company’s Board of Directors but was not to be less than the fair value of the underlying shares of common stock at the grant date.

For stock options granted to employees, 20% of the shares subject to the options vest on the first anniversary of the grant date and an additional 20% vest on each succeeding anniversary of the grant date. For options granted from the date of the adoption of the Company’s stock option plan until September 21, 2000, employees have a period of three years from the vesting date to exercise the option to purchase shares of the Company’s common stock. In 1997, the Company’s Board of Directors approved that 20 percent of the options issued on the August 1, 1997 grant date vested immediately. On September 21, 2000, the Company’s Board of Directors approved that, with respect to stock options granted from that date forward, each grantee has a period of 8 years from the date of grant in which to exercise options which vest. On March 11, 2002, the Company’s Board of Directors approved that, with respect to stock options granted from that date forward, each grantee has a period of 10 years from the date of grant in which to exercise options which vest.

For stock options granted to two directors of the Company on August 1, 1997, 33 1/3% of the shares subject to the options vested on the first anniversary of the grant date, and an additional 33 1/3% vested on the two succeeding anniversaries of the grant date. As of December 31, 2002 these directors’ options were fully vested and exercised.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

The following tables summarize information regarding options under the Company’s stock option plan:

	Number of shares	Option price per share	Weighted average exercise price	Outstanding and exercisable
Outstanding at December 31, 1999	3,627,680	$0.84-5.25	$3.65	853,728
Granted	965,000	6.25-6.49	6.31
Exercised	(42,880)	4.86-6.41	6.21
Cancelled or expired	(263,800)	0.84-6.25	5.00

Outstanding at December 31, 2000	4,286,000	$0.84-6.49	$4.27	1,489,516
Granted	64,000	8.10	8.10
Exercised	(82,680)	0.84-6.41	1.84
Cancelled or expired	(250,480)	0.84-8.10	5.64

Outstanding at December 31, 2001	4,016,840	$0.84-8.10	$4.21	2,178,960
Granted	1,417,000	18.00-27.25	19.04
Exercised	(1,135,632)	0.84-8.10	3.49
Cancelled or expired	(175,000)	2.30-18.00	6.24

Outstanding as of December 31, 2002	4,123,208	$0.84-27.25	$8.98	1,647,368

Option and weighted average price information by price group is as follows:

	Shares outstanding			Exercisable shares
	Number of shares	Weighted average exercise price	Weighted average remaining life	Number of shares	Weighted average exercise price
December 31, 2002:
$0.84	596,848	$0.84	1.8	596,848	$0.84
$2.30 to $3.36	32,000	$2.43	2.8	30,400	$2.38
$4.02 to $4.66	590,320	$4.61	3.7	388,400	$4.61
$4.86 to $5.25	737,440	$5.20	4.6	377,520	$5.21
$6.25 to $6.49	722,800	$6.30	4.5	250,000	$6.30
$8.10	33,800	$8.10	6.3	4,200	$8.10
$18.00 to $27.25	1,410,000	$17.77	6.8	—

	4,123,208			1,647,368

(b)	Directors’ Deferred Compensation Plan

Under a plan established during 2000, certain of the Company’s directors are compensated on a deferred basis. In lieu of their annual director fees, each director under the plan has the choice of receiving deferred compensation, payable in either: (1) cash upon the completion of their service as a director, equal to the annual fees due them plus interest accruing at an annual rate equal to the Company’s one-year borrowing cost in effect at the beginning of each quarter and the end of each quarter, (2) a stock appreciation right based on the number of shares that

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

could be acquired in consideration of the annual fees, or (3) a combination of each of the above. The Company recognized approximately $144,000 during the year ended December 31, 2001 as compensation expense. The amount of compensation expense for the year ended December 31, 2000 was not significant. The plan was terminated by the board effective as of December 31, 2001.

(c)	Pro Forma Disclosures

The Company applies APB No. 25 and related interpretations in accounting for the Company stock option plan. Adoption of the fair market value provisions prescribed in SFAS No. 123 is optional with respect to stock-based compensation to employees; however, pro forma disclosures are required as if the Company adopted the fair value recognition requirements under SFAS No. 123.

Had compensation cost for the grants under the Company stock option plan been determined consistent with the fair market value provisions prescribed in SFAS No. 123, the Company’s pro forma net income (loss) for the years ended December 31, 2002, 2001 and 2000 would approximate $23.9 million, $(824,000) and $(6.4 million), respectively, using an expected option life of 5, 7 and 7 years, respectively, dividend yield rate of 0% and volatility rates of 47.8%, 70% and 20%, respectively, and risk-free interest rates of 2.78%, 4.84% and 5.16% for 2002, 2001 and 2000, respectively (see note 2(l)). The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

(14)	Comprehensive Income (Loss)

Comprehensive income (loss), the accumulated foreign currency translation adjustment and changes in the fair values of interest rate swaps. The Company presents comprehensive income (loss) as a component of the accompanying consolidated statements of stockholders’ equity (deficit). The amount of accumulated foreign currency translation adjustment was approximately $(44,000), $(43,000) and $37,000, as of December 31, 2002, 2001 and 2000, respectively. The amount of accumulated other comprehensive income related to interest rate swaps was $763,000 ($465,000 net of tax) and $2.8 million ($1.7 million net of tax) as of December 31, 2002 and December 31, 2001, respectively.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

(15)	Earnings (Loss) Per Common Share

The computations of basic and diluted income (loss) per common share are as follows:

	For the period ended December 31, 2002
	Net Income (Numerator)	Weighted average shares (Denominator)	Per Share Amount
	(in thousands, except share and per share data)

Basic earnings per share	$26,444	32,163,150	$0.82

Stock options		1,858,447

Diluted earnings per share	$26,444	34,021,597	$0.78

	For the period ended December 31, 2001
	Net Income (Numerator)	Weighted average shares (Denominator)	Per Share Amount
	(in thousands, except share and per share data)

Basic earnings (loss) per share	$(82)	23,786,565	$(0.01)

Stock options		—

Diluted earnings (loss) per share	$(82)	23,786,565	$(0.01)

	For the period ended December 31, 2000
	Net Income (Numerator)	Weighted average shares (Denominator)	Per Share Amount
	(in thousands, except share and per share data)

Basic earnings (loss) per share	$(5,290)	23,786,565	$(0.22)

Stock options		—

Diluted earnings (loss) per share	$(5,290)	23,786,565	$(0.22)

(16)	Commitments and Contingencies

(a)	Leases

The Company leases facilities and certain equipment under operating lease agreements expiring at various dates through 2010. As of December 31, 2002, the aggregate minimum annual rental commitments under noncancelable operating leases are as follows (in thousands):

Year ending December 31,
2003	$26,209
2004	23,915
2005	20,839
2006	19,025
2007	15,688
Thereafter	60,474

Total minimum lease payments	$166,150

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

Rent expense under all operating leases for the years ended December 31, 2002, 2001 and 2000 was approximately $24.2 million, $23.1 million and $17.7 million, respectively.

(b)	Management Fees

Effective June 1, 1999, the Company entered into an arrangement with Caxton-Iseman Capital, Inc., an affiliate and advisor to the Company, whereby the amount the Company was required to pay for management fees to Caxton-Iseman Capital, Inc. increased to $1.0 million per year.

During the years ended December 31, 2002, 2001, and 2000, the Company incurred $0, $1.0 million and $1.0 million, respectively, of management fees with Caxton-Iseman Capital, Inc.

Effective December 31, 2001, the Company entered into a new agreement with Caxton-Iseman Capital, Inc. that terminated the management fee agreement. Under the terms of this new agreement, the Company was obligated to pay Caxton-Iseman Capital, Inc. a one-time, $3.6 million fee, which was recognized as general and administrative expense in 2001 and is reflected as due to related party in the accompanying consolidated balance sheet as of December 31, 2001. As a result, Caxton-Iseman no longer provides management advisory services to the Company. Any further services requested by the Company that are provided by Caxton-Iseman, if any, will be paid for by the Company at rates negotiated at that time.

(c)	Legal Proceedings

The Company is involved in various legal proceedings in the ordinary course of business. Management of the Company and its legal counsel cannot currently predict the ultimate outcome of these matters, but do not believe that they will have a material impact on the Company’s financial position or results of operations.

On March 8, 2002, the Company received a letter from one of its principal competitors, which is the parent company of one of its subcontractors, claiming that the Company had repudiated its obligation under a subcontract with the subcontractor. The letter also alleged that the Company was soliciting employees of the subcontractor in violation of the subcontract and stated that the subcontractor would seek arbitration, injunctive relief and other available remedies. The subcontractor filed a demand for arbitration to which the Company filed an answer and counter demand.

The arbitration hearing concluded on September 16, 2002. On December 18, 2002, the arbitrator issued a decision requiring the Company to continue to issue task orders to the subcontractor under the subcontract for so long as its customer continues to issue task orders to the Company for these services and enjoining the Company from interviewing, offering employment to, hiring or otherwise soliciting employees of the subcontractor who work on this particular project. The arbitrator’s decision also denied the subcontractor’s claim for monetary damages and our counter-demand. The Company subsequently filed an action to vacate or modify that portion of the arbitrator’s decision enjoining it from hiring certain subcontractor employees under any circumstances, since the prohibition conflicts with the parties’ contractual

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

obligations as provided in the non-solicitation clause of the parties’ subcontract, and imposes additional obligations solely on the Company and to which the parties never agreed. The subcontractor has filed an action to confirm the arbitration award. On February 21, 2003, the court heard oral argument on the parties’ respective motions and a decision is pending.

The Company entered into a settlement agreement on April 24, 2001 with Cambridge Technology Partners, Inc. (“Cambridge”) to resolve a legal action brought by Cambridge against the Company for work performed solely by Cambridge for the United States Customs Service (“Customs Service”). In 1998, the Customs Service requested that the Company enter into a contract for the sole purpose of allowing the Customs Service to direct all work to Cambridge to develop software as part of a Customs Service information system modernization program. The Company awarded Cambridge a subcontract to perform all of the software development effort required by the contract without any work being performed by the Company. In 1999, the Customs Service rejected the Cambridge developed software. As a result, the Company terminated the Cambridge subcontract. In 2000, Cambridge filed a lawsuit seeking payment of the subcontract amount, approximately $3.0 million, plus pre-judgment interest. Settlement discussions with Cambridge just prior to the trial date in April 2001 resulted in Anteon Virginia deciding to settle the matter. Under the terms of the settlement agreement, the Company agreed to pay Cambridge $600,000. In exchange, Cambridge agreed to dismiss all claims against the Company. The Company also agreed to dismiss its counter-claims against Cambridge. The settlement was recognized in general and administrative expense during the quarter ended March 31, 2001.

(17)	Domestic Subsidiaries Summarized Financial Information

Under the terms of the 12% Notes and the Company’s Credit Facility, the Company’s 100 percent-owned domestic subsidiaries (the “Guarantor Subsidiaries”) are guarantors of the 12% Notes and the Company’s Credit Facility. Such guarantees are full, unconditional and joint and several. Separate financial statements of the Guarantor Subsidiaries are not presented because the Company’s management has determined that they would not be material to investors. The following supplemental financial information sets forth, on a combined basis, condensed balance sheets, statements of operations and statements of cash flows information for the Guarantor Subsidiaries, the Company’s Non-Guarantor Subsidiaries and for the Company.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

	As of December 31, 2002
Condensed Consolidated Balance Sheets	Anteon International Corporation	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
	(in thousands)
Cash and cash equivalents	$(17)	$3,659	$624	$—	$4,266
Accounts receivable, net	—	188,466	593	—	189,059
Prepaid expenses and other current assets	1,288	13,365	418	—	15,071
Property and equipment, net	2,364	7,505	123	—	9,992
Due from Parent	(22,607)	22,746	(139)	—	—
Investment in and advances to subsidiaries	23,898	(2,630)	—	(21,268)	—
Goodwill, net	94,946	43,673	—	—	138,619
Intangible and other assets, net	65,863	1,621	201	(60,000)	7,685

Total assets	165,735	278,405	1,820	(81,268)	364,692

Indebtedness	98,701	67,000	—	(60,000)	105,701
Accounts payable	526	46,804	300	—	47,630
Accrued expenses and other liabilities	2,582	73,470	623	—	76,675
Deferred revenue	—	5,512	189	—	5,701

Total liabilities	101,809	192,786	1,112	(60,000)	235,707
Minority interest in subsidiaries	—	—	156	—	156
Total stockholders’ equity	63,926	85,619	552	(21,268)	128,829

Total liabilities and stockholders’ equity	$165,735	$278,405	$1,820	$(81,268)	$364,692

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

	For the Year Ended December 31, 2002
Condensed Consolidated Statements of Operations	Anteon International Corporation	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
	(in thousands)
Revenues	$—	$826,640	$5,252	$(6,066)	$825,826
Costs of revenues	2	712,725	4,667	(6,066)	711,328

Gross profit	(2)	113,915	585	—	114,498
Total operating expenses	1,699	63,136	368	(15,099)	50,104

Operating income	(1,701)	50,779	217	15,099	64,394
Other income	7,181	8,335	—	(15,099)	417
Interest expense (income), net	13,791	7,850	(15)	—	21,626
Minority interest	—	—	(18)	—	(18)

Income (loss) before income taxes	(8,311)	51,264	214	—	43,167
Provision (benefit) for income taxes	(3,232)	19,835	120	—	16,723

Net income (loss)	$(5,079)	$31,429	$94	$—	$26,444

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

	For the Year Ended December 31, 2002
Condensed Consolidated Statements of Cash Flows	Anteon International Corporation	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidated Anteon International Corporation
	(in thousands)
Net income (loss)	$(5,079)	$31,429	$94	$26,444
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss on disposals of property and equipment	—	24	1	25
Interest rate swap termination	(1,903)	—	—	(1,903)
Depreciation and amortization of property and equipment	632	3,613	49	4,294
Other intangibles amortization	1,687	220	—	1,907
Amortization of deferred financing costs	2,442	—	—	2,442
Deferred income taxes	2,537	1,553	—	4,090
Minority interest in earnings (losses) of subsidiaries	—	—	18	18
Changes in assets and liabilities, net of acquired assets and liabilities	(2,256)	(37,041)	258	(39,039)

Net cash provided by (used in) operating activities	(1,940)	(202)	420	(1,722)
Cash flows from investing activities:
Purchases of property and equipment and other assets	(1,169)	(2,009)	(47)	(3,225)
Proceeds from sale of building	—	1,802	—	1,802

Net cash used in investing activities	(1,169)	(207)	(47)	(1,423)
Cash flows from financing activities:
Principal payments on bank and other notes payable	—	(47)	—	(47)
Deferred financing costs	(642)	(650)	—	(1,292)
Payment on subordinated notes payable	—	(567)	—	(567)
Principal payments on term loan	(25,853)	—	—	(25,853)
Proceeds from revolving facility	—	862,600	—	862,600
Principal payments on revolving facility	(18,700)	(855,600)	—	(874,300)
Redemption of senior subordinated notes payable	(25,000)	—	—	(25,000)
Proceeds from issuance of common stock, net of expenses	81,808	—	—	81,808
Principal payments on subordinated notes payable to stockholders	(7,499)	—	—	(7,499)
Payment of subordinated notes payable-related party	(4,369)	—	—	(4,369)

Net cash provided by (used in) financing activities	(255)	5,736	—	5,481

Net increase (decrease) in cash and cash equivalents	(3,364)	5,327	373	2,336
Cash and cash equivalents, beginning of year	3,347	(1,668)	251	1,930

Cash and cash equivalents, end of year	$(17)	$3,659	$624	$4,266

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

	As of December 31, 2001
Condensed Consolidated Balance Sheets	Anteon International Corporation	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
	(in thousands)
Cash and cash equivalents	$3,348	$(1,669)	$251	$—	$1,930
Accounts receivable, net	—	129,709	1,636	—	131,345
Prepaid expenses and other current assets	4,045	6,603	495	—	11,143
Property and equipment, net	1,828	10,791	125	—	12,744
Due from Parent	(24,841)	25,430	(589)	—	—
Investment in and advances to subsidiaries	116,220	26	—	(116,246)	—
Goodwill, net	92,949	43,673	—	—	136,622
Intangible and other assets, net	11,106	1,579	182	—	12,867

Total assets	204,655	216,142	2,100	(116,246)	306,651

Indebtedness	202,390	515	—	—	202,905
Accounts payable	—	24,448	580	—	25,028
Due to related party	—	3,600	—	—	3,600
Accrued expenses and other current liabilities	6,479	52,633	327	—	59,439
Deferred revenue	—	8,529	214	—	8,743
Other long-term liabilities	—	9,570	381	—	9,951

Total liabilities	208,869	99,295	1,502	—	309,666
Minority interest in subsidiaries	289	—	138	—	427
Total stockholders’ equity (deficit)	(4,503)	116,847	460	(116,246)	(3,442)

Total liabilities and stockholders’ equity	$204,655	$216,142	$2,100	$(116,246)	$306,651

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

	For the Year Ended December 31, 2001
Condensed Consolidated Statements of Operations	Anteon International Corporation	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
	(in thousands)
Revenues	$—	$716,616	$8,662	$(10,255)	$715,023
Costs of revenues	—	629,729	7,868	(10,255)	627,342

Gross profit	—	86,887	794	—	87,681
Total operating expenses	4,123	56,262	431	—	60,816

Operating income	(4,123)	30,625	363	—	26,865
Other income	—	4,046	—	—	4,046
Interest expense (income), net	16,863	9,507	(17)	—	26,353
Minority interest	(14)	32	(56)	—	(38)

Income (loss) before income taxes	(21,000)	25,196	324	—	4,520
Provision (benefit) for income taxes	(8,070)	12,555	117	—	4,602

Net income (loss)	$(12,930)	$12,641	$207	$—	$(82)

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

	For the Year Ended December 31, 2001
Condensed Consolidated Statements of Cash Flows	Anteon International Corporation	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
	(in thousands)
Net income (loss)	$(12,930)	$12,641	$207	$—	$(82)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain on sales and closures of business	—	(4,046)	—	—	(4,046)
Depreciation and amortization of property and equipment	885	6,182	43	—	7,110
Goodwill amortization	5,334	1,370	—	—	6,704
Other intangibles amortization	2,223	98	—	—	2,321
Amortization of noncompete agreements	—	349	—	—	349
Amortization of deferred financing costs	697	—	—	—	697
Loss on disposals of property and equipment	—	791	—	—	791
Deferred income taxes	(476)	3,988	—	—	3,512
Minority interest in earnings (losses) of subsidiaries	14	(32)	56	—	38
Changes in assets and liabilities, net of acquired assets and liabilities	43,401	(20,973)	(278)	(1,665)	20,485

Net cash provided by (used in) operating activities	39,148	368	28	(1,665)	37,879

Cash flows from investing activities:
Purchases of property and equipment and other assets	(314)	(1,774)	(93)	—	(2,181)
Acquisition of Sherikon, net of cash acquired	(21)	—	—	—	(21)
Acquisition of SIGCOM, net of cash acquired	—	(10,975)	—	—	(10,975)
Proceeds from sales of business	—	11,464	—	—	11,464
Other, net	—	6	—	—	6
Intercompany transfers	(338)	121	217	—	—

Net cash provided by (used in) investing activities	(673)	(1,158)	124	—	(1,707)

Cash flows from financing activities:
Principal payments on bank and other notes payable	—	(185)	—	—	(185)
Payments on business purchase consideration payable and subordinated notes payable	(5,000)	(1,185)	—	—	(6,185)
Payments on note payable to Ogden	(3,212)	—	—	—	(3,212)
Principal payments on term loan	(12,946)	—	—	—	(12,946)
Proceeds from revolving facility	771,200	—	—	—	771,200
Principal payments on revolving facility	(784,500)	—	—	—	(784,500)
Distribution to parent for debt service	(1,665)	—	—	1,665	—
Proceeds from minority interest, net	152	—	—	—	152

Net cash provided by (used in) financing activities	(35,971)	(1,370)	—	1,665	(35,676)

Net increase (decrease) in cash and cash equivalents	2,504	(2,160)	152	—	496
Cash and cash equivalents, beginning of year	844	491	99	—	1,434

Cash and cash equivalents, end of year	$3,348	$(1,669)	$251	$—	$1,930

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

	For the Year Ended December 31, 2000
Condensed Consolidated Statements of Operations	Anteon International Corporation	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
	(in thousands)
Revenues	$200,300	$343,191	$2,519	$(3,203)	$542,807
Costs of revenues	178,847	296,879	2,401	(3,203)	474,924

Gross profit	21,453	46,312	118	—	67,883
Total operating expenses	18,700	28,115	30	—	46,845

Operating income	2,753	18,197	88	—	21,038
Interest and other expense (income), net	26,452	59	2	—	26,513
Minority interest	8	24	—	—	32

Income (loss) income taxes	(23,691)	18,162	86	—	(5,443)
Provision (benefit) for income taxes	(7,431)	7,240	38	—	(153)

Net income (loss)	$(16,260)	$10,922	$48	$—	$(5,290)

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

	For the Year Ended December 31, 2000
Condensed Consolidated Statements of Cash Flows	Anteon International Corporation	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
	(in thousands)
Net income (loss)	$(16,260)	$10,922	$48	$—	$(5,290)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of property and equipment	1,707	5,303	14	—	7,024
Goodwill amortization	4,714	—	—	—	4,714
Amortization of noncompete agreements	866	—	—	—	866
Other intangibles amortization	2,673	—	—	—	2,673
Amortization of deferred financing costs	1,208	—	—	—	1,208
Gain on disposals of property and equipment	—	(187)	—	—	(187)
Deferred income taxes	(674)	—	(73)	—	(747)
Minority interest in earnings (losses) of subsidiaries	(8)	(24)	—	—	(32)
Changes in assets and liabilities, net of acquired assets and liabilities	19,131	(10,508)	(466)	(1,285)	6,872

Net cash provided by (used in) operating activities	13,357	5,506	(477)	(1,285)	17,101

Cash flows from investing activities:
Purchases of property and equipment and other assets	(1,331)	(5,256)	3	—	(6,584)
Acquisition of Sherikon, net of cash acquired	(23,906)	—	—	—	(23,906)
Other, net	(128)	1,706	—	—	1,578

Net cash provided by (used in) investing activities	(25,365)	(3,550)	3	—	(28,912)

Cash flows from financing activities:
Principal payments on bank and other notes payable	—	(1,629)	—	—	(1,629)
Principal payments of Techmatics obligations	(15,350)	—	—	—	(15,350)
Deferred financing costs	(151)	—	—	—	(151)
Proceeds from revolving facility	533,000	—	—	—	533,000
Principal payments on revolving facility	(503,900)	—	—	—	(503,900)
Intercompany investment	335	(335)	—	—	—
Distribution to parent for debt service	(1,285)	—	—	1,285	—
Proceeds from minority interest, net	66	—	—	—	66

Net cash provided by (used in) financing activities	12,715	(1,964)	—	1,285	12,036

Net increase (decrease) in cash and cash equivalents	707	(8)	(474)	—	225
Cash and cash equivalents, beginning of year	137	499	573	—	1,209

Cash and cash equivalents, end of year	$844	$491	$99	$—	$1,434

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

(18)	Quarterly Results of Operations (Unaudited)

The following summarizes the unaudited quarterly results of operations for the years ended December 31, 2002 and 2001 (in thousands, except per share data):

Quarter ended:	March 31	June 30	September 30	December 31	Total
2002

Revenues	$192,629	$201,938	$214,314	$216,945	$825,826
Operating income	14,517	16,021	16,549	17,307	64,394
Net income	4,134	5,509	8,166	8,635	26,444
Basic earnings per common share	0.16	0.16	0.24	0.25	0.82
Diluted earnings per common share	0.14	0.15	0.22	0.24	0.78

2001

Revenues	$162,366	$188,786	$183,687	$180,184	$715,023
Operating income	6,106	6,929	9,878	3,952	26,865
Net income (loss)	(670)	263	3,385	(3,060)	(82)
Basic earnings (loss) per common share	(0.03)	(0.01)	0.14	(0.13)	(0.01)
Diluted earnings (loss) per common share	(0.03)	(0.01)	0.13	(0.13)	(0.01)

During the second quarter of 2001, the Company acquired the training division of SIGCOM, Inc. (note 5(b)), and during the second, third and fourth quarters of 2001 sold or closed several other businesses (note 3). Also during the fourth quarter of 2001, Anteon Virginia incurred a fee of $3.6 million with an affiliate of the Company (note 16(b)) and recognized an approximate $1.0 million charge to write-off goodwill as a result of the closure of STSR. During the fourth quarter of 2000, the Company acquired Sherikon (note 5(a)).

(19)	Segment Reporting

Based on the Company’s organization through July 20, 2001, the Company reported two business segments: the Company’s government contracting business and the Company’s commercial, custom training and performance solutions group (collectively, “IMC”, which was sold by the Company during the third quarter of fiscal 2001). Although the Company is organized by strategic business unit, the Company considers each of its government contracting units to have similar economic characteristics, provide similar types of services, and have a similar customer base. Accordingly, the Company’s government contracting segment aggregates the operations of the Company with Vector Data Systems, Ins., Techmatics, Inc., Analysis & Technology, Inc., Sherikon, Inc. and SIGCOM, prior acquisitions that have been integrated into the Company’s government contracting business. The amounts shown below reflect both IMC Commercial, the unit sold on July 20, 2001 (see note 3(c)), and IMC Government. Immediately prior to the sale of IMC Commercial, the Company integrated the IMC Government unit into the government contracting business.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

The Company’s chief operating decision maker utilizes both revenue and earnings before interest and taxes in assessing performance and making overall operating decisions and resource allocations. Certain indirect costs such as corporate overhead and general and administrative expenses are allocated to the segments. Allocation of overhead costs to segments are based on measures such as revenue and employee headcount. General and administrative costs are allocated to segments based on the government-required three-factor formula, which uses measures of revenue, labor and net book value of fixed assets. Interest expense, investment income, gains on sales and closures of businesses and income taxes are not allocated to the Company’s segments.

The following tables present information about the Company’s segments as of and for the years ended December 31, 2001 and 2000 and for the years then ended (in thousands).

As of and for the year ended December 31, 2001	Government Contracting	Interactive Media	Eliminations	Consolidated
Total assets	$306,651	—	—	$306,651

Sales to unaffiliated customers	$696,420	18,603	—	715,023
Intersegment sales	36	15	(51)	—

	696,456	18,618	(51)	715,023

Operating income, net	$25,839	1,026	—	$26,865

Gains on sales and closures of businesses				4,046
Interest expense, net				26,353
Minority interest in earnings of subsidiaries				(38)

Income before income				4,520
Income taxes				4,602

Net loss				$(82)

As of and for the year ended December 31, 2000	Government Contracting	Interactive Media	Eliminations	Consolidated
Total assets	$316,101	8,322	—	$324,423

Sales to unaffiliated customers	$514,269	28,538	—	542,807
Intersegment sales	394	28	(422)	—

	514,663	28,566	(422)	542,807

Operating income, net	$19,610	$1,428	$—	$21,038

Interest expense, net				26,513
Minority interest in losses of subsidiaries				32

Loss before income taxes				(5,443)
Income taxes				(153)

Net loss				$(5,290)

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(A Delaware Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	June 30, 2003 (Unaudited)	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$3,829	$4,266
Accounts receivable, net	212,713	189,059
Deferred tax asset	644	—
Prepaid expenses and other current assets	14,887	15,071

Total current assets	232,073	208,396
Property and equipment, net	12,952	9,992
Goodwill	213,634	138,619
Intangible and other assets, net	9,872	7,685

Total assets	$468,531	$364,692

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Term loan, current portion	$3,798	$3,798
Subordinated notes payable, current portion	2,500	2,500
Accounts payable	45,045	47,630
Accrued expenses	71,768	57,603
Income tax payable	5,044	7,738
Other current liabilities	536	806
Deferred tax liability	—	2,230
Deferred revenue	12,131	5,701

Total current liabilities	140,822	128,006
Term loan, less current portion	15,504	17,403
Revolving facility	76,400	7,000
Senior subordinated notes payable, less current portion	75,000	75,000
Noncurrent deferred tax liabilities, net	8,434	7,808
Other long term liabilities	1,191	490
Total liabilities	317,351	235,707

Minority interest in subsidiaries	188	156
Stockholders’ equity:
Preferred stock, $0.01 par value; 15,000,000 shares authorized, none issued and outstanding as of June 30, 2003 and December 31, 2002	—	—
Common stock, $0.01 par value; 175,000,000 shares authorized, 34,814,582 and 34,419,049 shares issued and outstanding as of June 30, 2003 and December 31, 2002, respectively	348	344
Stock subscription receivable	(12)	(12)
Additional paid-in capital	109,442	106,849
Accumulated other comprehensive loss	(327)	(509)
Retained earnings	41,541	22,157

Total stockholders’ equity	150,992	128,829

Total liabilities and stockholders’ equity	$468,531	$364,692

See accompanying notes to unaudited condensed consolidated financial statements.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(A Delaware Corporation)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002
		Reclassification See Note 3		Reclassification See Note 3
Revenues	$254,093	$201,938	$482,684	$394,566
Costs of revenues	218,830	174,674	416,006	341,693

Gross profit	35,263	27,264	66,678	52,873

Operating expenses:
General and administrative expenses	14,446	10,766	27,419	21,381
Amortization of intangible assets	563	477	1,040	954

Total operating expenses	15,009	11,243	28,459	22,335

Operating income	20,254	16,021	38,219	30,538
Other income	—	354	—	360
Interest expense, net of interest income of $71, $36, $141 and $79, respectively	3,363	7,349	6,553	15,083
Minority interest in (earnings) losses of subsidiaries	(20)	1	(32)	(8)

Income before provision for income taxes	16,871	9,027	31,634	15,807
Provision for income taxes	6,562	3,518	12,250	6,164

Net income	$10,309	$5,509	$19,384	$9,643

Basic earnings per common share	$0.30	$0.16	$0.56	$0.32

Basic weighted average shares outstanding	34,693,543	33,891,090	34,577,286	30,030,543
Diluted earnings per common share	$0.28	$0.15	$0.53	$0.30

Diluted weighted average shares outstanding	36,729,783	36,554,219	36,680,559	32,573,390

See accompanying notes to unaudited condensed consolidated financial statements.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(A Delaware Corporation)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the six months ended June 30,
	2003	2002
OPERATING ACTIVITIES:
Net income	$19,384	$9,643
Adjustments to reconcile net income to net cash provided (used for) by operating activities:
Interest rate swap termination	—	(1,903)
Depreciation and amortization of property and equipment	1,828	2,343
Amortization of intangible assets	1,040	954
Amortization of deferred financing fees	708	1,844
Loss on disposals of property and equipment	1	79
Deferred income taxes	(2,893)	1,470
Minority interest in earnings (losses) of subsidiaries	32	8
Changes in assets and liabilities	3,672	(16,438)

NET CASH PROVIDED (USED FOR) BY OPERATING ACTIVITIES	23,772	(2,000)

INVESTING ACTIVITIES:
Purchases of property, equipment and other assets	(1,477)	(1,286)
Costs of acquisition, net of cash acquired	(91,810)	—

NET CASH USED FOR INVESTING ACTIVITIES	(93,287)	(1,286)

FINANCING ACTIVITIES:
Principal payments on notes payable	(25)	(24)
Payment of credit facility amendment fee	(249)	(604)
Principal payments on term loan	(1,899)	(23,953)
Proceeds from revolving credit facility	484,800	443,500
Principal payments on revolving credit facility	(415,400)	(454,300)
Redemption of senior subordinated notes payable	—	(25,000)
Proceeds from issuance of common stock, net of expenses	2,351	78,945
Principal payments on subordinated notes payable to stockholders	—	(7,499)
Payment of non-compete agreement	(500)	—
Payment of subordinated notes payable-related party	—	(4,369)

NET CASH PROVIDED BY FINANCING ACTIVITIES	69,078	6,696

CASH AND CASH EQUIVALENTS:
Net increase (decrease) in cash and cash equivalents	(437)	3,410
Cash and cash equivalents, beginning of period	4,266	1,930

Cash and cash equivalents, end of period	$3,829	$5,340

Supplemental disclosure of cash flow information (in thousands):
Interest paid	$6,443	$13,335

Income taxes paid, net	$16,717	$857

See accompanying notes to unaudited condensed consolidated financial statements.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(A Delaware Corporation)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Supplemental disclosure of non-cash investing and financing activities:

In March 2002, in connection with the Company’s initial public offering (“IPO”) of shares of its common stock, a $22.5 million principal amount subordinated convertible promissory note of the Company held by Azimuth Tech. II LLC, now one of the Company’s principal stockholders, was converted pursuant to its terms into 4,629,232 shares of the Company’s common stock at a conversion price of $4.86 per share.

In March 2002, the Company exchanged approximately 90,060 shares held by minority interest holders in Anteon International Corporation, a Virginia corporation, at December 31, 2001 into 180,120 shares of the Company’s common stock.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003 and 2002

(1)	Basis of Presentation

The information furnished in the accompanying Unaudited Condensed Consolidated Balance Sheets, Unaudited Condensed Consolidated Statements of Operations and Unaudited Condensed Consolidated Statements of Cash Flows have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of such information. The operating results for the three and six months ended June 30, 2003 may not be indicative of the results of operations for the year ending December 31, 2003, or any future period. This financial information should be read in conjunction with the Company’s December 31, 2002 audited consolidated financial statements and footnotes thereto, included herein.

(2)	Organization and Business

Anteon International Corporation, a Delaware Corporation, or “Anteon” or the “Company,” and its subsidiaries provide professional information technology, systems and software development, high technology research and systems integration services primarily to the U.S. government and its agencies. The Company is subject to all of the risks associated with conducting business with the U.S. federal government, including the risk of contract termination for the convenience of the government. In addition, government funding continues to be dependent on congressional approval of program level funding and on contracting agency approval for the Company’s work. The extent to which the Company’s existing contracts will be funded in the future cannot be determined.

(3)	Reclassification Pursuant to SFAS 145

In April 2002, the Financial Accounting Standards Board issued Statement 145, or “SFAS No. 145,” Rescission of FASB Statements No. 4, 44, and 64, Amendment to FASB Statement 13, and Technical Corrections. SFAS No. 145 addresses the reporting of gains and losses from extinguishment of debt and rescinds FASB Statements 4 and 64. Under the new standard, only gains and losses from extinguishments meeting the criteria of Accounting Principles Board Opinion No. 30 would be classified as extraordinary items. Thus, gains or losses arising from extinguishments of debt that are part of the Company’s recurring operations can no longer be reported as extraordinary items. Upon adoption, previously reported extraordinary gains or losses not meeting the requirements for classification as such in accordance with Accounting Principles Board Opinion No. 30 are required to be reclassified for all periods presented. The Company adopted SFAS No. 145 as of January 1, 2003, and as a result, the Company reclassified approximately $3.9 million ($2.4 million net of tax) and $4.2 million ($2.6 million net of tax) of losses previously recorded as an extraordinary item for the three and six months ended June 30, 2002, respectively, to interest expense. Additionally, the tax impact as a result of the reclassifications has been adjusted in the tax provision amounts shown in the accompanying consolidated financial statements.

(4)	Acquisition of the Information Spectrum, Inc.

On May 23, 2003, the Company purchased all of the outstanding stock of Information Spectrum, Inc. (“ISI”), a provider of credential card technologies, military logistics and training systems, based in Annandale, Virginia, for a total purchase price of approximately $91.6 million, excluding transactions costs of approximately $665,000. The transaction was accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, whereby the net tangible

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002

and identifiable intangible assets acquired and liabilities assumed were recognized at their estimated fair market values at the date of acquisition, based on preliminary estimates made by management. The identifiable intangible assets consisted of $3.5 million for contracts and related customer relationships and $500,000 for a non-compete agreement. The contracts and related customer relationships were valued based on an independent appraisal and have an expected useful life of approximately 5.3 years. The non-compete value was based on the consideration paid for the agreement and is being amortized straight-line over the three year term of the agreement. Goodwill arising from the transaction is not being amortized in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

The total purchase price paid, including transaction costs and other deal related costs, of $92.3 million was preliminarily allocated to the assets acquired and liabilities assumed as follows (in thousands):

Accounts receivable	$21,400
Prepaid and other current assets	2,156
Property and equipment	3,312
Other assets	120
Current income tax receivable	818
Accounts payable and accrued expenses	(11,187)
Deferred income tax, net	(547)
Deferred revenue	(2,777)
Contracts and related customer relationships	3,500
Goodwill	75,015
Non-compete agreement	500

Total consideration	$92,310

Certain of the estimates related to the Company’s acquisition of ISI are preliminary as the Company is awaiting the finalization of appraisals and other studies before the identification and valuation of intangible assets can be complete, which is expected in the third quarter of 2003.

(5)	Accounting for Stock-Based Compensation

The Company accounts for employee stock-based compensation plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, or “APB No. 25,” Accounting for Stock Issued to Employees. The Company has an employee stock option plan. Compensation expense for stock options granted to employees is recognized based on the difference, if any, between the fair value of the Company’s common stock and the exercise price of the option at the date of grant. The Company discloses the pro forma effect on net income (loss) as if the fair value based method of accounting as defined in SFAS No. 123, Accounting for Stock-based Compensation, had been applied.

The Company accounts for stock options granted to non-employees using the fair value method of accounting as prescribed by SFAS No. 123. Compensation expense related to stock options granted to non-employees is not significant.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002

The following table illustrates the effect on net income and earnings per share for the three and six months ended June 30, 2003 and 2002 as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002
	(in thousands, except per share data)
Net Income, as reported	$10,309	$5,509
Add: stock-based compensation recorded	—	—
Deduct: total stock-based compensation expense determined under the fair value method, net of tax	640	554

Pro forma net income	$9,669	$4,955

Earnings Per Share:
Basic—as reported	$0.30	$0.16

Basic—Pro forma	$0.28	$0.15

Diluted—as reported	$0.28	$0.15

Diluted—Pro forma	$0.26	$0.14

	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
	(in thousands, except per share data)
Net Income, as reported	$19,384	$9,643
Add: stock-based compensation recorded	—	—
Deduct: total stock-based compensation expense determined under the fair value method, net of tax	$1,225	$877

Pro forma net income	$18,159	$8,766

Earnings Per Share:
Basic—as reported	$0.56	$0.32

Basic—Pro forma	$0.53	$0.29

Diluted—as reported	$0.53	$0.30

Diluted—Pro forma	$0.50	$0.27

(6)	Comprehensive Income (Loss)

Comprehensive income (loss) for the three months ended June 30, 2003 and 2002 was approximately $10.5 million and $5.5 million, respectively. Comprehensive income (loss) for the six months ended June 30, 2003 and 2002 was approximately, $19.6 million and $10.9 million, respectively. Other comprehensive income for the three months ended June 30, 2003 and 2002 includes foreign currency translation income (losses) of approximately $67,000 and $27,000, respectively, and increases (decreases) in the fair value of interest rate swaps of approximately

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002

$85,000 and $4,000, net of tax. Comprehensive income (loss) for the six months ended June 30, 2003 and 2002 includes foreign currency translation gains (losses) of approximately $35,000 and $(6,000), respectively, and increases (decreases) in the fair value of interest rate swaps of approximately $147,000 and $1.3 million, net of tax. For the six months ended June 30, 2002, the Company exercised its cancellation rights under certain interest rate swap agreements and cancelled $30.0 million of such agreements. These interest rate swap agreements related primarily to term loan obligations that have been permanently reduced. Interest expense for the six months ended June 30, 2002 includes losses of $1.9 million associated with these cancellations. Prior to cancellation, losses associated with these interest rate swap agreements were recorded as a component of accumulated other comprehensive loss.

(7)	Computation of Earnings Per Share

	For the three months ended June 30, 2003
	Income (Numerator)	Weighted average shares (Denominator)	Per Share Amount
	(in thousands, except share and per share data)
Basic earnings per share	$10,309	34,693,543	$0.30

Stock options	—	2,036,240	—

Diluted earnings per share	$10,309	36,729,783	$0.28

	For the three months ended June 30, 2002
	Income (Numerator)	Weighted average shares (Denominator)	Per Share Amount
	(in thousands, except share and per share data)
Basic earnings per share	$5,509	33,891,090	$0.16

Stock options	—	2,663,129	—

Diluted earnings per share	$5,509	36,554,219	$0.15

	For the six months ended June 30, 2003
	Income (Numerator)	Weighted average shares (Denominator)	Per Share Amount
	(in thousands, except share and per share data)
Basic earnings per share	$19,384	34,577,286	$0.56

Stock options	—	2,103,273	—

Diluted earnings per share	$19,384	36,680,559	$0.53

	For the six months ended June 30, 2002
	Income (Numerator)	Weighted average shares (Denominator)	Per Share Amount
	(in thousands, except share and per share data)
Basic earnings per share	$9,643	30,030,543	$0.32

Stock options	—	2,542,847	—

Diluted earnings per share	$9,643	32,573,390	$0.30

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002

(8)	Domestic Subsidiaries Summarized Financial Information

Under the terms of the Company’s 12% senior subordinated notes due 2009, or “12% Notes,” and the Company’s Credit Facility, the Company’s wholly owned domestic subsidiaries (the “Guarantor Subsidiaries”) are guarantors of the 12% Notes and the Company’s Credit Facility. Such guarantees are full, unconditional and joint and several. Separate unaudited condensed financial statements of the Guarantor Subsidiaries are not presented because the Company’s management has determined that they would not be material to investors. The following supplemental financial information sets forth, on a combined basis, condensed balance sheets, statements of operations and statements of cash flows information for the Guarantor Subsidiaries, the Company’s non-guarantor subsidiaries and for the Company.

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002

UNAUDITED CONDENSED CONSOLIDATED

BALANCE SHEETS

	As of June 30, 2003
	Anteon International Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
	(in thousands)
Cash and cash equivalents	$(23)	$651	$3,201	$—	$3,829
Accounts receivable, net	—	211,702	1,011	—	212,713
Other current assets	1,134	11,912	2,485	—	15,531
Property and equipment, net	2,350	10,466	136	—	12,952
Due from parent	(113,467)	113,660	(193)	—	—
Investments in and advances to subsidiaries	30,780	(12,130)	—	(18,650)	—
Goodwill, net	169,962	43,672	—	—	213,634
Intangible and other assets, net	75,841	2,031	—	(68,000)	9,872

Total assets	$166,577	$381,964	$6,640	$(86,650)	$468,531

Indebtedness	$96,802	$144,400	$—	$(68,000)	$173,202
Accounts payable	555	42,973	1,517	—	45,045
Accrued expenses and other current liabilities	2,104	74,708	536	—	77,348
Deferred revenue	—	9,376	2,755	—	12,131
Other long-term liabilities	—	8,695	930	—	9,625

Total liabilities	99,461	280,152	5,738	(68,000)	317,351
Minority interest in subsidiaries	—	—	188	—	188
Total stockholders’ equity	67,116	101,812	714	(18,650)	150,992

Total liabilities and stockholders’ equity	$166,577	$381,964	$6,640	$(86,650)	$468,531

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF OPERATIONS

	For the six months ended June 30, 2003
	Anteon International Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
	(in thousands)
Revenues	$—	$477,360	$5,450	$(126)	$482,684
Costs of revenues	—	411,311	4,821	(126)	416,006

Gross profit	—	66,049	629	—	66,678
Total operating expenses	1,513	41,579	408	(15,041)	28,459

Operating income (loss)	(1,513)	24,470	221	15,041	38,219
Other income (loss)	4,797	10,244	—	(15,041)	—
Interest expense (income), net	2,520	4,040	(7)	—	6,553
Minority interest	—	—	(32)	—	(32)

Income before income taxes	764	30,674	196	—	31,634
Provision for income taxes	290	11,890	70	—	12,250

Net income	$474	$18,784	$126	$—	$19,384

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF CASH FLOWS

	For the six months ended June 30, 2003
	Anteon International Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated Anteon International Corporation
	(in thousands)
Operating Activities:
Net income	$474	$18,784	$126	$19,384
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization of property and equipment	376	1,420	32	1,828
Amortization of intangible assets	913	127	—	1,040
Amortization of deferred financing fees	657	51	—	708
Loss on disposals of property and equipment	—	1	—	1
Deferred income taxes	—	(2,893)	—	(2,893)
Minority interest in earnings of subsidiaries	—	—	32	32
Changes in assets and liabilities	89,575	(88,335)	2,432	3,672

Net cash provided by (used for) operating activities	91,995	(70,845)	2,622	23,772

Investing activities:
Purchases of property, equipment and other assets	(362)	(1,070)	(45)	(1,477)
Costs of acquisition, net of cash acquired	(92,091)	281	—	(91,810)

Net cash used for investing activities	(92,453)	(789)	(45)	(93,287)

Financing activities:
Principal payments on notes payable	—	(25)	—	(25)
Payment of credit facility amendment fee	—	(249)	—	(249)
Principal payments on term loan	(1,899)	—	—	(1,899)
Proceeds from revolving credit facility	—	484,800	—	484,800
Principal payments on revolving credit facility	—	(415,400)	—	(415,400)
Proceeds from issuance of common stock, net of expenses	2,351	—	—	2,351
Payment of non-compete agreement	—	(500)	—	(500)

Net cash provided by financing activities	452	68,626	—	69,078

Net increase (decrease) in cash and cash equivalents	(6)	(3,008)	2,577	(437)
Cash and cash equivalents, beginning of period	(17)	3,659	624	4,266

Cash and cash equivalents, end of period	$(23)	$651	$3,201	$3,829

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF OPERATIONS

	For the six months ended June 30, 2002
	Anteon International Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
	(in thousands)
Revenues	$—	$396,518	$2,826	$(4,778)	$394,566
Costs of revenues	20	343,861	2,590	(4,778)	341,693

Gross profit (loss)	(20)	52,657	236	—	52,873
Total operating expenses	994	23,852	184	(2,695)	22,335

Operating income (loss)	(1,014)	28,805	52	2,695	30,538
Other income (loss)	2,703	352	—	(2,695)	360
Interest expense (income), net	12,724	2,369	(10)	—	15,083
Minority interest	—	—	(8)	—	(8)

Income (loss) before income taxes	(11,035)	26,788	54	—	15,807
Provision for (benefit from) income taxes	(4,304)	10,445	23	—	6,164

Net income (loss)	$(6,731)	$16,343	$31	$—	$9,643

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF CASH FLOWS

	For the six months ended June 30, 2002
	Anteon International Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated Anteon International Corporation
	(in thousands)
Operating Activities:
Net income (loss)	$(6,731)	$16,343	$31	$9,643
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Interest rate swap termination	(1,903)	—	—	(1,903)
Depreciation and amortization of property and equipment	377	1,935	31	2,343
Amortization of intangible assets	844	110	—	954
Amortization of deferred financing fees	1,844	—	—	1,844
Loss on disposals of property and equipment	—	79	—	79
Deferred income taxes	2,537	(1,067)	—	1,470
Minority interest in earnings of subsidiaries	—	—	8	8
Changes in assets and liabilities	(6,555)	(10,531)	648	(16,438)

Net cash provided by (used for) operating activities	(9,587)	6,869	718	(2,000)

Investing activities:
Purchases of property, equipment and other assets	(24)	(1,226)	(36)	(1,286)

Net cash used for investing activities	(24)	(1,226)	(36)	(1,286)

Financing activities:
Principal payments on notes payable	—	(24)	—	(24)
Payment of credit facility amendment fee	(604)	—	—	(604)
Principal payments on term loan	(23,953)	—	—	(23,953)
Proceeds from revolving credit facility	443,500	—	—	443,500
Principal payments on revolving credit facility	(454,300)	—	—	(454,300)
Redemption of senior subordinated notes payable	(25,000)	—	—	(25,000)
Proceeds from issuance of common stock, net of expenses	78,945	—	—	78,945
Principal payments on subordinated notes payable to stockholders	(7,499)	—	—	(7,499)
Payment of subordinated notes payable—related party	(4,369)	—	—	(4,369)

Net cash provided by (used for) financing activities	6,720	(24)	—	6,696

Net increase (decrease) in cash and cash equivalents	(2,891)	5,619	682	3,410
Cash and cash equivalents, beginning of period	3,348	(1,669)	251	1,930

Cash and cash equivalents, end of period	$457	$3,950	$933	$5,340

ANTEON INTERNATIONAL CORPORATION AND SUBSIDIARIES

(a Delaware Corporation)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002

(9)	Segment Information

Although the Company is organized by strategic business units, the Company considers each of its government contracting units to have similar economic characteristics, provide similar types of services and have a similar customer base. Accordingly, the Company’s government contracting segment aggregates the operations of all of the Company’s strategic business units.

(10)	Interest Rate Swap Agreements

In the six months ended June 30, 2002, the Company exercised its cancellation rights under certain interest rate swap agreements and cancelled $30.0 million of such agreements. These interest rate swap agreements related primarily to term loan obligations that have been permanently reduced. Interest expense for the six months ended June 30, 2002 includes losses of $1.9 million associated with these cancellations.

As of June 30, 2003, the fair value of the Company’s interest swap agreements, with a notional value of $15.0 million, resulted in a net liability of approximately $519,000, which has been included in other current liabilities. Over the next twelve months, approximately $519,000 of losses related to the interest rate swaps are expected to be reclassified into remaining interest expense as a yield adjustment of the hedged debt obligation.

(11)	Legal Proceedings

The Company is involved in various legal proceedings in the ordinary course of business.

On December 18, 2002, an arbitrator issued a decision requiring the Company to continue to issue task orders to a subcontractor under a subcontract for so long as the Company’s customer continues to issue task orders to the Company for these services. The arbitrator’s decision also enjoined the Company from interviewing, offering employment to, hiring or otherwise soliciting employees of the subcontractor who work on this particular project. The arbitrator’s decision also denied the subcontractor’s claim for monetary damages and the Company’s counter-demand. The Company subsequently filed an action to vacate or modify that portion of the arbitrator’s decision enjoining it from hiring certain subcontractor employees under any circumstances, since the prohibition extends the scope of the parties’ pre-existing contractual obligations. The court vacated the portion of the arbitrator’s decision relating to the scope of the injunction and referred the issue back to the arbitrator for further consideration. The Company expects the arbitrator to rule on this matter in the third quarter of 2003.

The Company cannot predict the ultimate outcome of these matters, but does not believe that they will have a material impact on its financial position or results of operations.

Report of Independent Certified Public Accountants

Board of Directors

Information Spectrum, Inc.

We have audited the accompanying balance sheets of Information Spectrum, Inc. (the Company), as of November 30, 2002 and 2001, and the related statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended November 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Information Spectrum, Inc., as of November 30, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Vienna, Virginia

January 16, 2003

INFORMATION SPECTRUM, INC.

BALANCE SHEETS

	November 30,
	2002	2001
ASSETS
Current Assets
Cash	$1,549,226	$5,725
Accounts receivable
Billed	19,140,371	17,048,595
Unbilled	2,354,233	1,312,975
Retainages	1,159,635	518,692
Other	426,429	159,220
Allowance for doubtful accounts	(170,000)	—
Prepaid expenses and other assets	1,117,244	799,798
Deferred taxes	444,000	634,000
Income tax receivable	—	226,370

Total Current Assets	26,021,138	20,705,375

Property and Equipment
Office furniture and equipment	6,022,938	5,953,408
Leasehold improvements	664,642	176,867

	6,687,580	6,130,275
Accumulated Depreciation	(3,384,061)	(3,696,372)

Property and Equipment, net	3,303,519	2,433,903
Deposits and Other Assets	389,877	375,954

Total Assets	$29,714,534	$23,515,232

INFORMATION SPECTRUM, INC.

BALANCE SHEETS—CONTINUED

	November 30,
	2002	2001
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Line-of-credit	$—	$579,486
Accounts payable and accrued expenses	5,131,828	4,815,797
Accrued leave	3,708,246	3,201,198
Accrued payroll and related items	3,609,033	3,529,407
Dividends payable	—	458,784
Deferred revenue	3,946,448	1,414,647
Retained fees payable–subcontractors	11,624	36,839
Income tax payable	800,843	—
Other current liabilities	279,544	—

Total Current Liabilities	17,487,566	14,036,158

Non-current Liabilities
Deferred rent	124,335	91,507
Deferred taxes	89,000	128,000

Total Non-current Liabilities	213,335	219,507
Stockholders’ Equity
Common stock consisting of Class A (voting, without par value, 1,000,000 shares authorized, 318,600 shares outstanding) and Class B (non-voting, without par value, 2,000,000 shares authorized, 637,200 shares outstanding)	687,175	687,175
Retained earnings	11,326,458	8,572,392

Total Stockholders’ Equity	12,013,633	9,259,567

	$29,714,534	$23,515,232

INFORMATION SPECTRUM, INC.

STATEMENTS OF INCOME

	Years ended November 30,
	2002	2001	2000
Contract Revenue	$130,450,461	$98,923,179	$87,804,215
Contract Costs
Salaries	46,283,559	38,761,308	33,586,374
Subcontractors	15,313,780	11,330,083	5,548,461
Other contract costs	31,289,784	18,370,918	21,506,754
Overhead costs	21,546,406	18,104,118	15,978,080

Total Contract Costs	114,433,529	86,566,427	76,619,669

Gross Profit	16,016,932	12,356,752	11,184,546
General and Administrative Expenses	11,674,995	9,457,615	7,588,339

	4,341,937	2,899,137	3,596,207
Other Income (Expense)
Interest expense	(125,129)	(291,751)	(448,343)
Interest income	41,210	186,795	68,121
Gain on sale of property and equipment	—	—	218,502
Disposal of investment in joint venture	—	—	(110,000)
Other income (expense)	7,048	2,208	11,025

Income Before Income Taxes	4,265,066	2,796,389	3,335,512
Provision for Income Taxes	1,511,000	980,000	1,275,000

Net Income	$2,754,066	$1,816,389	$2,060,512

INFORMATION SPECTRUM, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended November 30, 2002, 2001, and 2000	Common Stock	Retained Earnings	Total Stockholders’ Equity
Balance at November 30, 1999	$687,175	$5,479,247	$6,166,422
Net Income	—	2,060,512	2,060,512
Dividends Declared—$0.34 per share	—	(324,972)	(324,972)

Balance at November 30, 2000	687,175	7,214,787	7,901,962
Net Income	—	1,816,389	1,816,389
Dividends Declared—$0.48 per share	—	(458,784)	(458,784)

Balance at November 30, 2001	687,175	8,572,392	9,259,567
Net Income	—	2,754,066	2,754,066

Balance at November 30, 2002	$687,175	$11,326,458	$12,013,633

INFORMATION SPECTRUM, INC.

STATEMENTS OF CASH FLOWS

	For the years ended November 30,
	2002	2001	2000
Cash Flows from Operating Activities
Net income	$2,754,066	$1,816,389	$2,060,512
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation	1,338,322	1,048,449	947,665
Gain on sale of property and equipment	—	—	(218,502)
Loss on disposal of investment in joint venture	—	—	110,000
Deferred tax expense (benefit)	151,000	(40,000)	(138,000)
Changes in assets and liabilities
(Increase) decrease in accounts receivable	(3,871,186)	3,503,869	(6,355,465)
Increase in prepaid expenses and other current assets	(317,446)	(615,975)	(24,930)
(Increase) decrease in deposits and other assets	(13,923)	(120,548)	1,478
Decrease (Increase) in income tax receivable	226,370	(226,370)	—
Increase in accounts payable	316,031	2,301,432	825,334
Increase in accrued leave	507,048	495,874	196,274
Increase (decrease) in accrued payroll and related items	79,626	(699,939)	1,261,616
Increase in other current liabilities	279,544	—	—
Increase (decrease) in deferred revenue	2,531,801	(1,319,813)	(46,041)
Decrease in retained fees payable	(25,215)	(33,082)	(50,863)
Increase (decrease) in deferred rent	32,829	61,163	(2,017)
Increase (decrease) in income tax payable	800,843	(455,245)	395,690

Total Adjustments	2,035,644	3,899,815	(3,097,761)

Net Cash Provided by (Used in) Operating Activities	4,789,710	5,716,204	(1,037,249)
Cash Flows from Investing Activities
Payments for purchase of property and equipment	(2,207,939)	(1,117,550)	(796,102)
Cash received from sale of property and equipment	—	—	271,088

Net Cash Used in Investing Activities	(2,207,939)	(1,117,550)	(525,014)
Cash Flows from Financing Activities
Net (payments) proceeds under line-of-credit agreement	(579,486)	(4,698,515)	1,885,366
Dividend paid	(458,784)	(324,972)	—
Payments on other notes payable	—	—	(24,304)

Net Cash (Used in) Provided by Financing Activities	(1,038,270)	(5,023,487)	1,861,062
Net Increase (Decrease) in Cash	1,543,501	(424,833)	298,799
Cash, beginning of the period	5,725	430,558	131,759

Cash, end of the period	$1,549,226	$5,725	$430,558

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for:
Interest	$125,129	$291,751	$448,343
Income taxes	261,000	1,720,800	732,200

INFORMATION SPECTRUM, INC.

NOTES TO FINANCIAL STATEMENTS

November 30, 2002, 2001, and 2000

NOTE A—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Information Spectrum, Inc. (the Company), is a New Jersey corporation, which provides logistics, foreign military sales, program management, information management, training services, engineering, management consulting and advanced card technology applications to various U.S. Federal Government agencies. The Company provides these services both domestically and internationally.

Revenue Recognition

Substantially all of the Company’s revenue is derived from agencies of the U.S. Government under three types of contracts: cost-plus-fixed-fee, fixed-price, and time-and-materials. The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position 81-1, Accounting for Performance of Construction Type and Certain Production-type Contracts, and the AICPA Accounting and Audit Guide for Federal Government Contractors. Revenues on cost-plus-fee contracts are recognized to the extent of costs incurred plus a proportionate amount of the fee earned. Revenues on fixed-price contracts are recognized on the percentage-of-completion method based on costs incurred in relation to total estimated costs. Revenues on time-and-materials contracts are recognized to the extent of contractually defined billable rates times hours delivered plus material expenses incurred. Certain of the Company’s cost reimbursement contracts are awarded under a cost-plus-award-fee arrangement. The Company recognizes the expected fee to be awarded by the customer at the time such fee can be reasonably estimated based on factors such as the Company’s prior award experience and communications with the customer regarding Company performance. When a probable loss on a contract can be reasonably estimated, the entire estimated loss is included in the determination of net income for that period.

Costs incurred on certain cost-reimbursement contracts are subject to audit by the DCAA. Such incurred cost audits have been completed through November 30, 2000. Contract revenue for subsequent periods has been recorded in amounts, which are expected to be realized upon final settlement of subsequent years.

Allowance for Doubtful Accounts

The Company establishes its allowance for doubtful accounts based on its periodic review of specific amounts outstanding. Bad debt expense is recorded at the time amounts are determined by management to be uncollectible.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated service lives of the assets.

Office furniture and equipment	3–8 years
Leasehold improvements	Term of lease

INFORMATION SPECTRUM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

November 30, 2002, 2001, and 2000

Deferred Rent

The Company has a lease agreement for office space, which contains fixed escalations in base rent. These fixed escalations are recognized on a straight-line basis over the lease term. The resulting difference between rent expense and cash paid under the terms of the lease is recorded as deferred rent in the balance sheet.

Fair Value of Financial Instruments

Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract that imposes an obligation to deliver cash or other financial instruments to a second party. Cash is carried at fair market value and the carrying amounts of accounts receivable and accounts payable in the accompanying financial statements approximate fair value due to the short maturity of these instruments.

Income Taxes

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are computed based on the difference between the financial statement and tax bases of assets and liabilities and are measured by applying enacted tax rates and laws for the taxable years in which those differences are expected to reverse.

Treasury Stock

The company accounts for treasury stock transactions using the cost-basis method. In accordance with New Jersey state law, treasury stock is considered retired and is reflected as a reduction to retained earnings.

Using Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform to the current year presentation.

NOTE B—ACCOUNTS RECEIVABLE

Unbilled accounts receivable represent revenue recognized for work performed but not billed at year-end, including amounts related to estimated award fees, which will not be billable until awarded, which management expects will occur in the near term. Such award fees totaled $1,057,284 and $511,515 as of November 30, 2002 and 2001, respectively. Retainages represent revenue, which is

INFORMATION SPECTRUM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

November 30, 2002, 2001, and 2000

recognized on contracts and billable upon completion of DCAA audits and final billings of the related contracts. All contract-related accounts receivable have been classified as current assets in accordance with industry practice.

NOTE C—LINE-OF-CREDIT

The Company maintains a line-of-credit with a financial institution allowing for borrowings of up to $9,500,000. Interest is payable monthly on outstanding borrowings at the London Interbank Offered Rate (LIBOR) plus 2.375 percent. The line-of-credit is collateralized by substantially all assets of the Company and expires April 30, 2003.

NOTE D—COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated through 2007 under certain leases for facilities and equipment. Future minimum lease payments under the agreements are as follows:

Year ending November 30,	Rental Payments
2003	$3,349,393
2004	3,092,682
2005	2,423,862
2006	1,919,485
2007	97,966

$10,883,388

NOTE D—COMMITMENTS AND CONTINGENCIES

The leases for office space contain an escalation clause, which allows the lessor to pass increases in operating costs to the Company. Rent expense under all leases for the years ended November 30, 2002, 2001, and 2000, totaled $2,884,557, $2,579,648, and $2,567,928, respectively.

Litigation and Claims

Various lawsuits and other legal actions arise in the ordinary course of the Company’s business. After taking into consideration legal counsel’s evaluation of such actions, management is of the opinion that any potential liability arising from such claims will not materially impact the Company’s financial position or results of operations.

NOTE E—EMPLOYEE BENEFIT PLANS

Retirement Plan

The Company has a 401(k) and a profit-sharing plan in effect covering all employees at least 18 years of age. The plan provides for both employee and employer contributions. Employees vest immediately in their own contributions. The Company’s contributions are discretionary as determined by the Board of Directors. Employees become 100 percent vested in these contributions after five

INFORMATION SPECTRUM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

November 30, 2002, 2001, and 2000

years of service. Profit-sharing expense for the years ended November 30, 2002, 2001, and 2000, was $1,550,560, $1,351,694, and $1,257,231, respectively.

Health Plan

The Company maintains a self-funded health insurance plan, which covers 100 percent of claims incurred in excess of applicable deductibles. The Company is responsible for aggregate claims up to the minimum aggregate attachment point set under a supplemental insurance policy. The minimum annual aggregate attachment point was $65,000 and $50,000 per individual for fiscal years 2002 and 2001, respectively. The Company paid claims in the amounts of $2,038,728, $1,475,033, and $931,103, to the plan in fiscal years 2002, 2001, and 2000, respectively.

NOTE F—INCOME TAXES

The provision (benefit) for income taxes consisted of the following for the years ended November 30:

	2002	2001	2000
Current
Federal	$1,224,000	$821,000	$1,152,000
State	136,000	199,000	261,000

	1,360,000	1,020,000	1,413,000
Deferred
Federal	124,000	(32,500)	(114,000)
State	27,000	(7,500)	(24,000)

	151,000	(40,000)	(138,000)

	$1,511,000	$980,000	$1,275,000

The income tax provision for the years ended November 30, 2002, 2001, and 2000, respectively, differ from that computed by applying the statutory U.S. federal income tax rate of 34 percent to pre-tax income as set forth below:

	2002	2001	2000
Expected tax expense, computed at statutory rate	$1,450,000	$951,000	$1,134,000
State taxes, net of federal benefit	197,000	129,000	154,000
Non-deductible expenses	9,000	8,000	11,000
State tax credits	(145,000)	(60,000)	(70,000)
Other	—	(48,000)	46,000

	$1,511,000	$980,000	$1,275,000

INFORMATION SPECTRUM, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

November 30, 2002, 2001, and 2000

Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for tax reporting and financial statement purposes. The tax effect of temporary differences that give rise to the deferred tax assets and deferred tax liabilities as of November 30, 2002 and 2001 are presented below.

	November 30, 2002	November 30, 2001
Current Deferred Tax Asset
Retainages and award fees	$(856,000)	$(398,000)
Vacation accrual	994,000	1,030,000
Self-insurance accrual	139,000	—
Other	167,000	2,000

Deferred tax asset	444,000	634,000

Long-term Deferred Tax Liability
Deferred rent	48,000	35,000
Depreciation	(180,000)	(206,000)
Other	43,000	43,000

Deferred tax liability	$(89,000)	$(128,000)

INFORMATION SPECTRUM, INC.

UNAUDITED CONDENSED BALANCE SHEET

February 28, 2003
(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$—
Accounts receivable, net	21,939,457
Prepaid expenses and other current assets	2,834,385

Total current assets	24,773,842
Property and equipment, net	3,272,105
Deferred asset	444,000
Other assets	400,024

Total assets	$28,889,971

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,559,114
Accrued expenses	7,475,828
Income tax payable	377,040
Deferred revenue	3,541,248

Total current liabilities	15,953,230
Deferred rent	124,335
Noncurrent deferred tax liabilities	89,000

Total liabilities	16,166,565
STOCKHOLDERS’ EQUITY:
Common stock consisting of Class A (voting, without par value, 1,000,000 shares authorized 318,600 shares outstanding) and Class B (non-voting, without par value, 2,000,000 shares authorized, 637,200 shares outstanding)	687,175
Retained earnings	12,036,231

Total stockholders’ equity	12,723,406

Total liabilities and stockholders’ equity	$28,889,971

See accompanying note to the unaudited condensed financial statements

INFORMATION SPECTRUM, INC.

UNAUDITED CONDENSED STATEMENTS OF INCOME

	For the Three Months ended February 28
	2003	2002
	(Unaudited)
Revenues	$30,744,983	$28,284,736
Contract costs	26,948,261	24,696,840

Gross profit	3,796,722	3,587,896
General and administrative expenses	2,693,399	2,165,059

Operating Income	1,103,323	1,422,837
Interest expense, net	4,603	61,010

Income before provision for income taxes	1,098,720	1,361,827
Provision for income taxes	388,947	482,087

Net income	$709,773	$879,740

See accompanying notes to unaudited condensed financial statements.

INFORMATION SPECTRUM, INC.

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	For the Three Months ended February 28,
	2003	2002
	(Unaudited)
OPERATING ACTIVITIES:
Net income	$709,773	$879,740
Adjustments to reconcile net income to net cash used in operating activities
Depreciation	301,174	245,736
Changes in assets and liabilities	(2,290,413)	(2,154,610)

NET CASH USED IN OPERATING ACTIVITIES	(1,279,466)	(1,029,134)

INVESTING ACTIVITIES:
Payment for purchases of property and equipment	(269,760)	(716,321)

NET CASH USED IN INVESTING ACTIVITIES	(269,760)	(716,321)

FINANCING ACTIVITIES:
Net proceeds under line of credit agreement	—	2,198,514
Dividend paid	—	(458,784)

NET CASH PROVIDED BY FINANCING ACTIVITIES	—	1,739,730

CASH AND CASH EQUIVALENTS:
Net decrease in cash and cash equivalents	(1,549,226)	(5,725)
Cash, beginning of period	1,549,226	5,725

Cash, end of period	$—	$—

Supplemental disclosure of cash flow information :
Interest paid	$4,603	$61,010

Income taxes paid, net	$812,750	$72,139

See accompanying notes to unaudited condensed financial statements.

1.	BASIS OF PRESENTATION

The information furnished in the accompanying Unaudited Balance Sheet, Unaudited Condensed Statements of Income and Unaudited Condensed Statements of Cash Flows have been prepared in accordance with accounting principles generally accepted in the United Stated of America for interim financial information. In the opinion of management, such information contains all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of such information. The operating results for the three months ended February 28, 2003 may not be indicative of the results of operations for the year ending December 31, 2003 or any future period. This financial information should be read in conjunction with the Information Spectrum, Inc.’s November 30, 2002 audited financial statements and footnotes thereto.

The accompanying unaudited condensed financial statements include no adjustments related to the sale of all the issued and outstanding stock of Information Spectrum, Inc.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

6,600,000 Shares

Anteon International Corporation

Common Stock

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Legg Mason Wood Walker

Incorporated

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BB&T Capital Markets